Prospectus Supplement

(To Prospectus dated April 11, 2003)

2,823,506 Shares

Barnes Group Inc.

Common Stock

Barnes Group Inc. is offering 2,000,000 shares of its common stock and the selling stockholder named in this prospectus supplement and the accompanying prospectus is offering 823,506 shares of common stock. Barnes Group Inc. will not receive any proceeds from the sale of shares of common stock by the selling stockholder.

Our common stock is listed on the New York Stock Exchange under the symbol “B.” On May 21, 2003, the closing price of our common stock on the New York Stock Exchange was $20.79 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7 of the accompanying prospectus and page S-12 of this prospectus supplement.

	Per Share	Total

Offering Price	$19.000	$53,646,614

Discounts and Commissions to Underwriters	$1.045	$2,950,564

Offering Proceeds to Barnes Group Inc.	$17.955	$35,910,000

Offering Proceeds to Selling Stockholder	$17.955	$14,786,050

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Barnes Group Inc. has granted the underwriters the right to purchase up to an additional 423,525 shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within thirty days after the offering.

The underwriters expect to deliver the shares of common stock to investors on or about May 28, 2003.

Banc of America Securities LLC

McDonald Investments Inc.

Robert W. Baird & Co.

BB&T Capital Markets

May 21, 2003

Associated Spring BARNES GROUP INC

Barnes Aerospace BARNES GROUP INC

Barnes Distribution BARNES GROUP INC

KARALLOY

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholder are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale of these securities is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Prospectus Supplement

Unless the context otherwise requires, references in this prospectus to “Barnes Group,” “we,” “us” and “our” and similar references refer to Barnes Group Inc., a Delaware corporation, and its consolidated subsidiaries. We own or have rights to various trademarks and trade names used in our business including the following: Associated Spring®, Barnes Aerospace®, Barnes Distribution®, Bowman®, Curtis®, Mechanics Choice®, Raymond®, Kar®, Spectrum® and Seeger®. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain references to certain of these trademarks and trade names as well as certain trademarks, service marks and trade names of other companies.

Market and industry data used throughout this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, including information relating to market share and trends, is based on our good faith estimates. These estimates were based on independent industry publications and other publicly available information. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

FORWARD-LOOKING STATEMENTS

Certain information included or incorporated in this prospectus supplement and the accompanying prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements represent our expectations or beliefs, including, but not limited to, statements concerning industry performance, our operations, performance, financial condition, growth and acquisition objectives, margins and growth in sales of our products and services. For this purpose, any statements contained or incorporated in this prospectus supplement or the accompanying prospectus that are not statements of historical fact may be deemed to be forward-looking statements. Words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” or similar words are intended to identify forward-looking statements, although not all forward-looking statements are identified by those words. Forward-looking statements by their nature involve substantial risks and uncertainties, certain of which are beyond our control. Actual results may differ materially depending on a variety of important factors, including those described in this prospectus supplement or in the accompanying prospectus under the caption “Risk Factors.” All forward-looking statements speak only as of the date of this prospectus supplement or the accompanying prospectus, as applicable. Neither we, nor any of the underwriters, undertake to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

PROSPECTUS SUPPLEMENT SUMMARY

The following summary highlights selected information from this prospectus supplement and the documents incorporated by reference and does not contain all of the information that is important to you. We encourage you to read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in their entirety. We have granted the underwriters an option to purchase 423,525 shares of our common stock to cover over-allotments. Unless we indicate otherwise, the information contained in this prospectus supplement assumes the underwriters’ option to cover over-allotments is not exercised.

Barnes Group

Barnes Group Inc. is a diversified international manufacturer of precision components and assemblies and distributor of industrial supplies, serving a wide range of markets and customers. We had net sales of $784.0 million for the year ended December 31, 2002 and $218.7 million for the three months ended March 31, 2003. Our operations consist of three businesses:

•	Associated Spring, representing approximately 41% of our net sales for 2002, is one of the world’s largest manufacturers of precision mechanical and nitrogen gas springs and is a global supplier of retaining rings and plastic injection-molded components;

•	Barnes Distribution, representing approximately 36% of our net sales for 2002, is an international distributor of industrial maintenance, repair and operating (MRO) supplies; and

•	Barnes Aerospace, representing approximately 23% of our net sales for 2002, is a manufacturer and provider of repair services for highly-engineered assemblies and components for aircraft engines, airframes and land-based industrial gas turbines.

We conduct our operations in 22 manufacturing facilities, six sales offices (including headquarters locations) and 31 distribution centers. Our manufacturing facilities are located in the United States, Brazil, Canada, China, Germany, Mexico, Singapore and Sweden, and we have sales offices or distribution centers in the United States, Brazil, Canada, France, Ireland, Mexico, Puerto Rico, Singapore, Spain and the United Kingdom. We currently have more than 6,200 employees worldwide.

Associated Spring

Associated Spring is the largest manufacturer of precision springs in North America and one of the largest precision spring manufacturers in the world. We are equipped to produce virtually every type of precision spring, from fine hairsprings for electronics and medical instruments to large, heavy-duty springs for machinery. We are also a leading supplier of nitrogen gas springs and manifold systems used to precisely control stamping presses, as well as a global supplier of retaining rings and injection-molded plastic-on-metal and metal-in-plastic components and assemblies. A majority of Associated Spring’s products are highly-engineered, custom solutions that we design and develop in collaboration with our customers from concept through manufacturing. Our products are purchased primarily by durable goods manufacturers in industries such as transportation, consumer products, farm equipment, telecommunications, medical devices, home appliances and electronics. Associated Spring serves its worldwide customer base through 14 manufacturing facilities strategically located in eight countries including the United States.

Barnes Distribution

Barnes Distribution is an industry leader in the distribution of MRO supplies. We provide a wide variety of high-volume replacement parts and other products, and inventory management services to a well-diversified customer base ranging from small automobile repair shops to the largest railroads in North America. We distribute products under seven widely recognized brands: Bowman, Curtis, Mechanics Choice, Kar, Raymond, Autoliaisons and Motalink. Our primary products include fasteners, special purpose hardware, electrical supplies, hydraulics and security products. Through our Raymond division, we also distribute mechanical die and nitrogen gas springs, mechanical struts and standard parts such as coil and flat springs, most of which are manufactured by Associated Spring. Barnes Distribution becomes a critical partner in the operations of its customers and helps them increase their profitability by using innovative methods and new technologies to solve complex supply problems. We distribute our products primarily through our direct sales force of over 1,600 people in eight countries, and we also sell our products through distributors in many other countries.

Barnes Aerospace

Barnes Aerospace produces precision machined and fabricated components and assemblies for original equipment manufacturers (OEMs) of turbine engines and airframes for commercial aircraft, military jets, business jets and land-based industrial gas turbines. For example, we are one of the largest outside suppliers of structural components used in the GE 90-115B turbine engine, which is the exclusive engine for the next-generation Boeing 777 aircraft. Barnes Aerospace’s machining and fabrication operations produce critical engine and airframe components through technically advanced processes such as super-plastic forming, diffusion bonding, laser drilling and large-scale multi-axis milling and turning. We specialize in working with difficult materials such as titanium, cobalt, inconel and other aerospace alloys. Our capabilities have enabled us to build strong and long-standing customer relationships and to participate in the design phase of components and assemblies, where we provide our customers with manufacturing research, testing and evaluation to assess and improve the design and manufacturability of the component or assembly. By doing so, Barnes Aerospace positions itself to be a long-term supplier of components and assemblies to the engine or airframe projects in which it participates.

Barnes Aerospace also provides jet engine component overhaul and repair services for many of the world’s major commercial airlines, the U.S. military and OEMs. We perform overhaul and repair services at three government-certified repair facilities, including two in the United States and one in Singapore. We refurbish jet engine components through a variety of complex processes including electron beam welding, plasma coating, vacuum brazing and water jet cleaning. Our ability to complete large, complicated repairs quickly benefits our customers by allowing them to defer replacement purchases.

Competitive Strengths

Leadership Positions in Each of Our Three Businesses. We enjoy leadership positions within the precision spring, industrial distribution and aerospace industries. Associated Spring is the largest precision spring manufacturer in North America and one of the largest precision spring manufacturers in the world. We believe that Barnes Distribution is one of the 20 largest industrial distributors in North America. Barnes Aerospace has content on virtually all major commercial aircraft engine programs and performs repairs on many engine models currently in service. Furthermore, to develop a leading position in these industries requires engineering expertise, technical capabilities, an extensive sales and marketing infrastructure and/or a high level of capital investment. We believe that the leading positions we enjoy as a result of our engineering and technical expertise and sales and marketing infrastructure, which we gained from a combination of our historical operations, investments and acquisitions, provide us with a significant competitive advantage.

Strong Historical Customer Relationships. We have established long-standing relationships with customers in a variety of industries, including automotive, electronics and aerospace. We work collaboratively with our customers from the development stage to manufacture products that meet their individual performance and cost requirements. Associated Spring’s Product Development Center (PDC) provides engineering and other resources to customers relating to design of new components and trouble shooting for existing designs. Barnes Aerospace’s research and development team works with customers to improve the design and manufacturability of components and assemblies. We are one of only a few suppliers with an on-site sales office or open access to the facilities of the major aerospace OEMs, positioning us to be a primary resource for new products and technical support. Similarly, Barnes Distribution has developed close ties with its national accounts and other customers through recurring contact in the course of providing inventory management services over extended periods.

A Diverse Business Mix and Customer Base. We provide our products and services to a wide range of industries and customers. The industries we serve include transportation, aerospace and defense, electronics, telecommunications, consumer goods, agriculture, food processing, construction, energy, logistics and general industrial. This diversification reduces our dependence on any given geographic area or industry segment and mitigates the impact of cyclical downturns.

Global Manufacturing, Sales and Distribution Capabilities. We have eight manufacturing facilities located outside the United States supported by a global sales force. In addition, we conduct distribution operations, either directly or through third party relationships, in more than a dozen countries. The international scope of our manufacturing, sales and distribution operations provides us with the ability to efficiently serve our global customer base. Our global scope also positions us to service our customers as they move their operations to lower cost locations outside the United States.

Strong Cash Flow to Support Future Growth. Over the past three years, we have generated more than $170 million in cash flow from operations. We seek to maximize cash flow by aggressively managing working capital and controlling expenses on an ongoing basis throughout the organization. Our strong cash flow from operations allows us to continue to grow our business both organically by investing in capital expenditures and new internal programs and initiatives, as well as through strategic acquisitions.

Experienced and Committed Management Team. Our executive management team averages more than 25 years of operational, sales, finance or marketing experience in manufacturing, distribution or aerospace organizations. Further, our executive management team has extensive experience in identifying acquisition candidates, structuring acquisitions and rapidly integrating acquired businesses. Our executive management and employees are significant holders of our common stock, owning more than 20% of our outstanding shares at December 31, 2002.

Business Strategies

Our goal is to build lasting value for our stockholders by generating sustainable, profitable growth. We seek to achieve this goal by pursuing the following strategic initiatives:

•	Generate Internal Growth and Profitability both Through New Products for Customers and Through New Customer Relationships.

•	Over the past five years, we have invested over $20 million in research and development and engineering capabilities, including Associated Spring’s PDC. Through our focus on engineering expertise, we have broadened our product offerings to reach customers in markets we have not previously served, such as telecommunications and electronics, auto racing, consumer products and land-based industrial turbine engines. We intend to continue to leverage our engineering capability to design and develop new products in response to our customers’ needs.

•

Additionally, we continue to invest in our global sales and marketing functions to position us to reach new customers and to increase our sales to existing customers. For example, we opened an aerospace sales office in the United Kingdom and hired sales people dedicated to the military aerospace market. At Barnes Distribution, we expanded our dedicated national accounts sales force to increase sales to our national customers and implemented e-commerce initiatives to attract customers interested in maintaining their own inventory. At Associated Spring, we increased our U.S. sales personnel and added a European sales manager. Each of these initiatives, implemented during the last three years, has resulted in new customers and increased sales in the targeted markets.

•	Continue to Acquire Businesses that Profitably Add Customers, Products, Technology or Geographic Presence. Over the past four years, Barnes Group has completed eight acquisitions. We continually seek acquisition opportunities in each of our three businesses that will add customers, product offerings, technology or geographic reach to our existing base of business. Our top 60 operating managers have participated in training focused on issues related to the integration of acquisitions. For every acquisition, we develop an integration plan and assign a dedicated cross-functional integration team. This integration team is responsible for implementing the integration plan in a timely and cost effective manner so that we can realize the synergies identified prior to the acquisition. We believe that the acquisition and integration expertise we have developed enables us to continue to strategically expand our businesses and increase our profitability.

•	Continue to Expand Our Global Capabilities. Our customer base is global in nature, and we are committed to continuing to expand our global presence to meet our customers’ needs. We currently have manufacturing and distribution operations in 13 countries, and in the past four years we have purchased or built manufacturing operations in China, Sweden and Germany. We also recognize, and intend to continue to take advantage of, lower labor and production costs associated with international manufacturing.

•	Leverage Training and Education Throughout the Organization to Strengthen the Focus on Long-term Profitability. We use sophisticated, internally developed measurement tools to gauge the performance of our three operations. In 2002, we began a program to educate approximately 1,400 operational and decision-making employees on the use of these tools in their day-to-day decision making, empowering them to think like owners of the business. These tools encourage employees to focus on operating profitability as well as the various inputs of capital into a business that can affect the long-term success of the organization.

•	Promote Continuous Improvement Initiatives. We undertake initiatives in each of our three businesses to continuously improve our processes, strengthening our competitive advantage. In our Associated Spring and Barnes Aerospace businesses, these initiatives are heavily focused on lean manufacturing strategies and techniques. At Barnes Distribution, these initiatives focus on decreasing order processing time and optimizing inventory levels. We aggressively promote a culture where process improvements are encouraged and often implemented throughout all levels of the organization as part of daily operations. By continuously focusing on process improvements, we seek to increase operating efficiency, reduce waste, ensure high quality and customer satisfaction and improve profitability.

Acquisition Focus

In 1998, our board of directors determined that increasing industry consolidation affecting our three businesses provided us with the opportunity to complement our existing operations with focused acquisitions. To better position Barnes Group to undertake acquisitions, the board assembled a management team with significant operations expertise and experience in identifying, structuring and integrating acquisitions. Our increased focus on acquisitions led to the completion of eight transactions since 1999 with an aggregate purchase price of approximately $314 million. These acquisitions expanded the scope of our operations, added complementary products or product lines, increased our customer base and expanded our geographic scope. The individual purchase prices of the acquired businesses ranged from a high of $92.2 million for the nitrogen gas spring business of Teledyne Industries to a low of $709,000 for Euro Stock Springs. Certain information concerning these acquisitions is set forth in the following table:

Business Acquired	Business Conducted	Date of Acquisition	Barnes Business Unit

Nitrogen gas spring business of Teledyne Industries	Design and manufacture of nitrogen gas springs	August 1999	Associated Spring

Curtis Industries	Distribution of MRO supplies and security products	May 2000	Barnes Distribution

Kratz-Wilde/Apex	Fabrication and machining of aerospace components	September 2000	Barnes Aerospace

Euro Stock Springs	Distribution of die and other standard springs	January 2001	Barnes Distribution

Forward Industries	Design and manufacture of nitrogen gas springs	November 2001	Associated Spring

Seeger-Orbis	Manufacture of retaining rings	February 2002	Associated Spring

Spectrum Plastics	Manufacture of plastic injection-molded components and assemblies	April 2002	Associated Spring

Kar Products	Distribution of MRO supplies	February 2003	Barnes Distribution

On February 6, 2003 we completed the acquisition of Kar Products, a leading full service distributor of MRO supplies to industrial, construction, transportation and other markets. For the year ended December 31, 2002, Kar Products had net sales of $122.1 million and an operating income of $6.3 million. With the incremental sales of Kar Products, we believe Barnes Distribution is among the top 20 industrial distributors in North America. The addition of Kar Products’ direct sales force of approximately 600 professionals increased the Barnes Distribution sales and service organization to more than 1,600 professionals, expanding the sales force’s ability to cross-sell new products and immediately increasing Barnes Distribution’s ability to serve national, regional and local customers. Kar Products also added nearly 40,000 customers located in all 50 states, Puerto Rico and Canada. Based on our integration experience and, in particular, our recent experience in consolidating Curtis Industries, a business similar to Kar Products, we expect that the integration of Kar Products will enable us to recognize substantial future cost savings within Barnes Distribution.

We financed the acquisition of Kar Products through a combination of $60.0 million in cash and $18.5 million of our common stock. Of the $60.0 million of cash consideration, $56.0 million was funded with proceeds from borrowings under our revolving credit agreement.

Our Address

Our principal executive offices are located at 123 Main Street, Bristol, Connecticut 06010-0489. Our telephone number is (860) 583-7070. We maintain websites at www.barnesgroupinc.com, www.asbg.com, www.barnesaero.com, www.barnesdistribution.com and other affiliated websites. The information on our websites is not part of this prospectus supplement.

The Offering

Common stock offered by us	2,000,000 shares

Common stock offered by the selling stockholder	823,506 shares

Common stock outstanding immediately after this offering	21,936,075 shares

Use of proceeds

The proceeds from our sale of common stock will be used to repay a portion of the indebtedness outstanding under our revolving credit agreement incurred in connection with the Kar Products acquisition. We will not receive any proceeds from the sale of common stock by the selling stockholder.

New York Stock Exchange Symbol	B

The number of shares of our common stock outstanding immediately after this offering is based on the number of shares of our common stock outstanding as of March 31, 2003. Such number of shares excludes 4,237,691 shares of our common stock issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $20.61 per share; 757,199 shares of our common stock issuable under outstanding incentive stock units; and 54,000 shares of our common stock issuable pursuant to rights granted under our Non-Employee Director Stock Plan.

We have granted the underwriters an option to purchase 423,525 shares of our common stock to cover over-allotments. Unless we indicate otherwise, the information contained in this prospectus supplement assumes the underwriters’ option to cover over-allotments is not exercised.

SUMMARY HISTORICAL CONSOLIDATED AND PRO FORMA FINANCIAL INFORMATION

The summary historical consolidated financial data as of December 31, 2002 and 2001, and for the three years in the period ended December 31, 2002, are derived from our audited consolidated financial statements included elsewhere in this prospectus supplement. The summary historical consolidated financial data as of December 31, 2000 have been derived from our audited consolidated financial statements not included in this prospectus supplement. The unaudited pro forma financial information as of and for the year ended December 31, 2002 set forth below gives effect to the Kar Products acquisition as if it had occurred on January 1, 2002. See “Unaudited Pro Forma Financial Information” for a discussion of the assumptions underlying the summary pro forma financial information below.

You should read the following summary historical consolidated and pro forma financial information in conjunction with (1) our audited consolidated financial statements and related notes, (2) the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and (3) the section entitled “Unaudited Pro Forma Financial Information,” each included in this prospectus supplement.

	Pro Forma Year Ended December 31, 2002	Year Ended December 31,
		2002	2001	2000
	(Dollars in thousands, except per share data)
Statement of Income Data:
Net sales	$906,132	$784,036	$768,821	$740,032
Operating income	52,199	44,840	40,320	62,949
Net income	30,411	27,151	19,121	35,665
Basic earnings per share	1.55	1.45	1.03	1.92
Diluted earnings per share	1.52	1.42	1.01	1.90
Average shares outstanding:
Basic	19,673,948	18,750,442	18,506,247	18,568,359
Diluted	20,108,838	19,185,332	18,919,968	18,791,227

		December 31,
		2002	2001	2000
		(In thousands)
Balance Sheet Data:
Cash and cash equivalents		$28,355	$48,868	$23,303
Working capital		106,558	72,931	114,502
Total assets		652,530	636,505	636,941
Total long-term debt, including current portion		220,962	225,941	230,000
Total stockholders’ equity		208,220	198,837	201,333

		Year Ended December 31,
		2002	2001	2000
		(In thousands, except per share data)
Other Financial Data:
Associated Spring sales		$321,699	$279,156	$327,280
Barnes Distribution sales		286,696	298,362	291,062
Barnes Aerospace sales		183,022	200,407	135,103
Inter-segment sales		(7,381)	(9,106)	(13,413)
Capital expenditures		19,367	24,857	28,042
Depreciation and amortization		33,626	37,045	35,871
Net cash provided by operating activities		54,411	65,038	51,857
Cash dividends declared per common share		0.80	0.80	0.79
EBITDA(1)		81,560	76,665	99,601

(1)	EBITDA is a measurement not calculated in accordance with U.S. generally accepted accounting principles (GAAP). We define EBITDA as net income plus income taxes, interest expense and depreciation and amortization. We do not intend EBITDA to represent cash flows from operations as defined by GAAP, and you should not consider it as an alternative to net income, net cash provided by operating activities or any other items calculated in accordance with GAAP, or as an indicator of our operating performance. Our definition of EBITDA may not be comparable with EBITDA as defined by other companies. We believe EBITDA is commonly used by financial analysts and others in the industries in which we operate and thus provides useful information to investors. Management uses EBITDA as one measure of our leverage capacity and debt servicing ability. Following is a reconciliation of EBITDA to our net income:

	Year Ended December 31,
	2002	2001	2000
	(In thousands)
Net income	$27,151	$19,121	$35,665
Income taxes	5,960	4,338	12,925
Interest expense	14,823	16,161	15,140
Depreciation and amortization	33,626	37,045	35,871

EBITDA	$81,560	$76,665	$99,601

RISK FACTORS

You should carefully consider the following risks and uncertainties and all other information contained in this prospectus supplement or the accompanying prospectus, including the documents incorporated by reference, before you decide whether to purchase our common stock. Any of the following risks and the risks set forth in the accompanying prospectus, if they materialize, could adversely affect our business, financial condition and results of operations. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks and uncertainties described below and in the accompanying prospectus are not the only risks that we face in our business.

Limited trading volume of our common stock may contribute to its price volatility.

Our common stock is traded on the New York Stock Exchange. During 2002, the average consolidated daily trading volume for our common stock as reported by the New York Stock Exchange was 21,460 shares. Even with the additional dissemination of our common stock offered by us and the selling stockholder pursuant to this prospectus supplement, we are uncertain as to whether a more active trading market in our common stock will develop. As a result, relatively small trades may have a significant impact on the trading price of our common stock. Other factors may also affect the volatility of the trading price of our common stock. Because of the volatility of the trading price of our common stock, purchasers of shares in this offering may not be able to resell their shares of common stock at or above the price to the public for this offering.

Certain provisions of our certificate of incorporation, by-laws, shareholder rights plan and the Delaware General Corporation Law may have possible anti-takeover effects.

Some of the provisions of our certificate of incorporation, by-laws and shareholder rights plan could discourage, delay or prevent an acquisition of our business at a premium price. The provisions:

•	permit the board of directors to increase its own size and fill the resulting vacancies;

•	provide for a board comprised of three classes of directors with each class serving a staggered three-year term;

•	authorize the issuance of up to 3,000,000 shares of preferred stock in one or more series without a stockholder vote;

•	entitle certain holders of our common stock to purchase a fraction of a share of our Series A Junior Participating Preferred Stock that may be converted into a right to purchase our or a successor’s common stock at a discount; and

•	under certain circumstances, require a 70% super-majority vote to approve certain mergers and other business combinations between us and any holder of 5% or more of our common stock.

In addition, Section 203 of the Delaware General Corporation Law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock.

We may not be able to pay dividends on our common stock.

While we have historically paid dividends on our common stock, we are under no obligation to declare or pay such dividends. The declaration and payment of dividends on our common stock in the future is subject to, and will depend upon, among other things:

•	our future earnings and financial condition, liquidity and capital requirements;

•	our ability to pay dividends under our debt arrangements; and

•	other factors deemed relevant by our board of directors.

If we cease to pay or reduce the amount of dividends on our common stock, the market price of our common stock may decline.

USE OF PROCEEDS

Our net proceeds from the sale of the 2,000,000 shares of common stock offered by us, after deducting underwriting discounts and commissions and estimated offering expenses of $425,000, will be approximately $35.5 million (approximately $43.1 million if the underwriters’ over-allotment option is exercised in full). We expect to use all of the net proceeds to repay a portion of the indebtedness outstanding under our $150.0 million revolving credit facility incurred in connection with the Kar Products acquisition. This credit facility matures on June 14, 2005, and had an outstanding principal balance of $98.0 million as of March 31, 2003. Loans under the credit facility bear interest at a variable rate (3.3% weighted average at March 31, 2003). Affiliates of certain of the underwriters are lenders under the credit facility. These affiliates will receive some of the net proceeds of this offering. We will not receive any proceeds from the sale of common stock by the selling stockholder. We will, however, receive and hold for the account of the selling stockholder $365,762 of proceeds from the sale of shares by the selling stockholder that will be used to satisfy any amounts the selling stockholder owes us from purchase price adjustments under the agreement pursuant to which we purchased Kar Products.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is currently quoted on New York Stock Exchange under the symbol “B.” The following table shows, for the periods indicated, the high and low closing prices per share of our common stock as reported on the New York Stock Exchange and the dividends paid per share. The market price for our common stock may continue to be subject to wide fluctuations in response to a variety of factors, some of which are beyond our control. See “Risk Factors” in this prospectus supplement.

Quarter Ended	High	Low	Dividends Paid Per Share
Fiscal year ended December 31, 2001:
First Quarter	$21.00	$18.00	$0.20
Second Quarter	$24.70	$18.25	$0.20
Third Quarter	$24.80	$19.48	$0.20
Fourth Quarter	$24.94	$19.20	$0.20
Fiscal year ended December 31, 2002:
First Quarter	$26.35	$21.60	$0.20
Second Quarter	$25.80	$21.00	$0.20
Third Quarter	$23.38	$18.45	$0.20
Fourth Quarter	$22.90	$17.50	$0.20
Fiscal year ended December 31, 2003:
First Quarter	$22.07	$18.55	$0.20
Second Quarter (through May 21, 2003)	$21.85	$19.90	$0.20	(1)

(1)	Declared April 16, 2003 and payable on June 10, 2003 to stockholders of record on May 30, 2003.

We encourage you to obtain current market quotations for our common stock before deciding whether to purchase our common stock.

We pay quarterly dividends on shares of our common stock. We have paid dividends on shares of our common stock since 1934. We cannot assure you that we will continue to pay dividends with respect to any future quarter or, if we pay dividends, the amount of the dividends. Additionally, our debt agreements contain financial covenants that require the maintenance of interest coverage and leverage ratios and minimum levels of net worth. Such covenants and restrictions may restrict the amount of dividends we may make under such agreements.

CAPITALIZATION

The following table sets forth, as of March 31, 2003, our capitalization on an actual basis and as adjusted to give effect to the issuance of our common stock in this offering and the application of the proceeds as described under “Use of Proceeds.” You should read the following information in conjunction with our audited consolidated financial statements and related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus supplement.

	As of March 31, 2003
	Actual	As Adjusted
	(In thousands, except share amounts)
	(Unaudited)
Debt:
Current portion of long-term debt	$6,849	$6,849
Long-term debt (excluding current maturities)	277,187	241,702

Total debt	284,036	248,551

Stockholders’ Equity:
Common Stock, par value $0.01 per share, 60,000,000 shares authorized; 22,037,769 shares issued, actual, and 24,037,769 shares issued, as adjusted; 19,936,075 shares outstanding, actual, and 21,936,075 shares outstanding, as adjusted(1)	220	240
Additional paid-in capital	53,167	88,632
Treasury stock of 2,101,694 shares, at cost(1)	(41,474)	(41,474)
Retained earnings	258,349	258,349
Accumulated other non-owner changes to equity	(34,715)	(34,715)

Total stockholders’ equity	235,547	271,032

Total capitalization	$519,583	$519,583

(1)	The number of shares reported in the accompanying prospectus as outstanding as of March 31, 2003 (20,231,339 shares) is overstated by 295,264 shares and the number of shares reported as being held as treasury shares (1,806,430) is understated by 295,264 shares, in each case because such numbers reflected 295,264 shares of restricted stock as outstanding, although such shares were never actually issued. The restricted stock awards were in the form of restricted stock units granted under our Employee Stock and Ownership Program. If the conditions specified in such restricted stock units are satisfied, unrestricted shares of stock will be issued in the future in accordance with the terms of such restricted stock units.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

On February 6, 2003, we acquired Kar Products LLC and certain assets and liabilities of its Canadian business, A. & H. Bolt and Nut Company Ltd. (collectively referred to in this section as the acquired operations). The purchase price of $78.5 million was financed through a combination of $4.0 million of cash, $56.0 million of debt and 923,506 shares of our common stock valued at $18.5 million. The following unaudited pro forma consolidated income statement for the year ended December 31, 2002 has been prepared based on our historical income statement and the unaudited historical income statement of the acquired operations as if the acquisition of the acquired operations had occurred on January 1, 2002. The unaudited pro forma consolidated income statement is based on assumptions that we believe are reasonable under the circumstances and is intended for informational purposes only. The following pro forma financial data may not be indicative of the future results of operations and what the actual results of operations would have been. The pro forma data does not include the effect of synergies and cost reduction initiatives related to the acquisition.

Unaudited Pro Forma Consolidated Income Statement

for the Year Ended December 31, 2002

	Barnes Group Inc.	Acquired Operations				Consolidated Pro Forma
		Historical	Adjustments		Total
	(Dollars in thousands, except per share data)
	(Unaudited)
Net sales	$784,036	$122,096	$—		$122,096	$906,132
Cost of sales	530,004	53,161	135	(1)	53,296	583,300

Gross profit	254,032	68,935	(135)		68,800	322,832
			274	(1)
			(3,044	)(2)
Selling and administrative expenses	209,192	62,611	1,600	(3)	61,441	270,633

Operating income	44,840	6,324	1,035		7,359	52,199
Other Income	3,651	148	(40	)(4)	108	3,759
			(9,265	)(5)
Interest expense	14,823	9,265	2,194	(6)	2,194	17,017
			(341	)(7)
Other expense	557	322	(275	)(8)	(294)	263

Income (loss) before income taxes and effect of accounting change	33,111	(3,115)	8,682		5,567	38,678
Income taxes	5,960	(249)	2,476	(9)	2,227	8,187

Income (loss) before effect of accounting change	27,151	(2,866)	6,206		3,340	30,491
Effect of accounting change	—	(6,653)	6,653	(10)	—	—

Net income (loss)	$27,151	$(9,519)	$12,859		$3,340	$30,491

Basic earnings per share	$1.45					$1.55
Diluted earnings per share	$1.42					$1.52
Average shares outstanding:
Basic	18,750,442					19,673,948
Diluted	19,185,332					20,108,838

(1)	Reflects incremental rent expense over depreciation expense. Facilities are temporarily leased from A. & H. Bolt and Nut Company Ltd. following the acquisition.
(2)	Reflects exclusion of former holding company activities retained by seller.
(3)	Reflects estimated amortization of intangible assets associated with the acquired operations based on a preliminary assessment of the fair value of the acquired assets of the acquired operations. We are in the process of finalizing the valuation of these assets. Accordingly, the actual amounts may vary from our estimates.
(4)	Reflects reduction of interest income on $4.0 million of cash used to fund a portion of the cash purchase price.
(5)	Reflects exclusion of interest expense on unassumed debt retained by seller.
(6)	Reflects additional interest expense as a result of borrowings under our credit facility in order to fund the remaining portion of the cash purchase price. The interest rate on the borrowings under our credit facility is a variable rate. A one-quarter of one percent change in the interest rate would impact income before income taxes by $143,000.
(7)	Reflects the exclusion of deferred financing costs retained by seller.
(8)	Reflects reduced commitment fee expense on our credit facility as a result of the increased borrowing level.
(9)	Reflects the adjustment to our marginal tax rate on the incremental income derived from the acquired operations.
(10)	Reflects the exclusion of the cumulative impact of adopting SFAS 142 on January 1, 2002.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data as of December 31, 2002 and 2001, and for the three years in the period ended December 31, 2002, are derived from our audited consolidated financial statements included elsewhere in this prospectus supplement. The selected consolidated financial data as of December 31, 2000, 1999 and 1998 and for the two years in the period ended December 31, 1999 have been derived from our audited consolidated financial statements not included in this prospectus supplement. You should read the selected financial data with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus supplement.

	Year Ended December 31,
	2002	2001	2000	1999	1998
	(Dollars in thousands, except per share data)
Statement of Income Data:
Net sales	$784,036	$768,821	$740,032	$622,356	$651,183
Operating income	44,840	40,320	62,949	46,107	55,279
Net income	27,151	19,121	35,665	28,612	34,494
Basic earnings per share	1.45	1.03	1.92	1.47	1.72
Diluted earnings per share	1.42	1.01	1.90	1.46	1.69
Average shares outstanding:
Basic	18,750,442	18,506,247	18,568,359	19,417,856	20,095,710
Diluted	19,185,332	18,919,968	18,791,227	19,642,755	20,426,369
Other Financial Data:
Associated Spring sales	$321,699	$279,156	$327,280	$282,573	$262,093
Barnes Distribution sales	286,696	298,362	291,062	230,384	246,877
Barnes Aerospace sales	183,022	200,407	135,103	121,253	154,565
Inter-segment sales	(7,381)	(9,106)	(13,413)	(11,854)	(12,352)
Capital expenditures	19,367	24,857	28,042	27,823	34,843
Depreciation and amortization	33,626	37,045	35,871	30,602	28,431
Net cash provided by operating activities	54,411	65,038	51,857	62,797	76,036
Cash dividends declared per common share	0.80	0.80	0.79	0.75	0.69
EBITDA(1)	81,560	76,665	99,601	79,393	87,200

	December 31,
	2002	2001	2000	1999	1998
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$28,355	$48,868	$23,303	$43,632	$40,206
Working capital	106,558	72,931	114,502	103,165	106,884
Total assets	652,530	636,505	636,941	516,282	418,904
Total long-term debt, including current portion	220,962	225,941	230,000	140,000	51,000
Total stockholders’ equity	208,220	198,837	201,333	180,614	188,674

(1)	EBITDA is a measurement not calculated in accordance with GAAP. We define EBITDA as net income plus income taxes, interest expense and depreciation and amortization. We do not intend EBITDA to represent cash flows from operations as defined by GAAP, and you should not consider it as an alternative to net income, net cash provided by operating activities or any other items calculated in accordance with GAAP, or as an indicator of our operating performance. Our definition of EBITDA may not be comparable with EBITDA as defined by other companies. We believe EBITDA is commonly used by financial analysts and others in the industries in which we operate and thus provides useful information to investors. Management uses EBITDA as one measure of our leverage capacity and debt servicing ability. Following is a reconciliation of EBITDA to our net income:

	Year Ended December 31,
	2002	2001	2000	1999	1998
	(In thousands)
Net income	$27,151	$19,121	$35,665	$28,612	$34,494
Income taxes	5,960	4,338	12,925	14,086	20,169
Interest expense	14,823	16,161	15,140	6,093	4,106
Depreciation and amortization	33,626	37,045	35,871	30,602	28,431

EBITDA	$81,560	$76,665	$99,601	$79,393	$87,200

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our Business

We are a diversified international manufacturer of precision components and assemblies and distributor of industrial supplies. We are comprised of three business segments. The Associated Spring segment is a manufacturer of precision mechanical and nitrogen gas springs, retaining rings and injection-molded plastic components that are used in a variety of industries, including transportation, consumer goods, electronics and telecommunications. The Barnes Distribution segment is an international distributor of MRO supplies and a full-service provider of logistics management services for industrial, heavy equipment and transportation maintenance markets. It also distributes close-tolerance engineered metal components manufactured principally by Associated Spring. The Barnes Aerospace segment supplies precision machined and fabricated components and assemblies for commercial and military aircraft and industrial gas turbines, as well as engine component overhaul and repair services in support of the global airline industry. Through these three businesses, we help our customers enhance their competitiveness and responsiveness by realizing the benefits of our manufacturing and logistics management capabilities.

Key Business Drivers

There are a number of end-market demand factors that impact sales in each of the three businesses. Key sales drivers for Associated Spring are: light vehicle production in North America and Europe, which correlates well with the sales of automotive springs and with tool and die build, which impacts our nitrogen gas spring sales; sales of cell phone handsets and other electronic products in the telecommunications, computer and optical device markets; and sales of white goods, small engines, compressors, heavy duty trucks and similar products that impact our industrial springs.

General industrial activity in North America and Europe is the key sales driver for Barnes Distribution, as Barnes Distribution’s customer base is well diversified through many different economic sectors.

For original equipment manufacturer (OEM) components produced at Barnes Aerospace, key sales drivers include new commercial and military aircraft production and land-based industrial gas turbine deliveries. The number of commercial aircraft in the active fleet and the number of revenue passenger miles flown by the world’s airlines are key drivers of sales for the Barnes Aerospace overhaul and repair operations.

Critical Accounting Policies

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting policies are disclosed in Note 1 to the Consolidated Financial Statements included in this prospectus supplement. The most significant areas involving management judgments and estimates are described below. Actual results could differ from such estimates.

Inventory Valuation

We value inventories at the lower of cost or market. We use the last-in, first-out (LIFO) method to value the majority of domestic inventories. Provisions are made to reduce excess or obsolete inventories to their estimated net realizable value. Loss provisions, if any, on contracts are established when reasonably expected. Loss provisions are based on the excess inventoriable costs over the net revenues of the products or group of related products under contract. The process for evaluating the value of excess and obsolete inventory often requires us to make subjective judgments and estimates concerning future sales levels, quantities and prices at which such inventory will be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may necessitate future adjustments to these provisions.

Business Acquisitions

We record assets and liabilities acquired in a business combination at their estimated fair values at the acquisition date. At December 31, 2002, we had $164.6 million of goodwill, representing the cost of acquisitions in excess of fair values assigned to the underlying net assets of acquired companies. In accordance with Statement of Financial Accounting Standards (SFAS) 142, goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment testing. The assessment of goodwill involves the estimation of the fair value of “reporting units,” as defined by SFAS 142. We completed our annual assessment of goodwill in the second quarter of 2002 and determined that no impairment then existed. We will test for impairment again in the second quarter of 2003. Future cash flows can be affected by changes in the global economy and local economies, industries and markets in which we sell products or services, and the execution of management’s plans, particularly with respect to integrating acquired companies. There can be no assurance that future events will not result in impairment of goodwill or other intangible assets.

Reorganization of Businesses

We record a liability for reorganization initiatives at the time that management approves and commits to a reorganization plan. Such a plan identifies all significant actions to be taken and specifies an expected completion date that is within a reasonable period of time. The liability includes those costs that can be reasonably estimated. Estimates are subject to adjustments based upon actual costs incurred (see—“Recent Accounting Changes”).

Pension and Other Postretirement Benefits

Accounting policies and significant assumptions related to pension and other postretirement benefits are disclosed in Note 10 to the Consolidated Financial Statements included in this prospectus supplement.

In 2002, the portfolio managers authorized to invest pension trust funds were changed and the mix of assets in which managers invest was revised. The following table provides a breakout of the new targeted mix of investments, by asset classification, along with the historical rates of return for each asset class and the long-term projected rates of return.

Asset Class	New Target Percentage	Historical Rate of Return(1)	Projected Long-Term Rate of Return
Large Cap Growth	20%	11.4%	10.4%
Large Cap Value	20%	13.1%	12.1%
Small Cap Growth	9%	8.9%	7.9%
Small Cap Value	9%	14.7%	13.7%
Non-U.S. Equity	9%	10.2%	9.2%
Real Estate-Related	5%	14.9%	12.9%
Fixed Income	27%	9.3%	7.3%
Cash	1%	7.1%	5.1%
Weighted Average	—	11.3%	9.9%

(1)	Historical returns based on the life of the respective index, approximately 20 to 25 years.

The historical rates of return were calculated based upon compounded average rates of return of published indices. The fixed income investments represent approximately 27% of the trust asset mix and are estimated to be

5% to 10% lower than the fixed income components of typical pension trusts. The fixed income investments include a higher-than-average component of yield-aggressive investments, including high-yield corporate bonds. Based on the overall historical and projected rates of return, management is projecting the long-term rate of return on pension assets to be 9.5%.

A one-quarter percentage point change in the assumed long-term rate of return would impact our pretax income by approximately $0.8 million annually. A one-quarter percentage point change in the discount rate would impact our pretax income by approximately $0.3 million annually. We review these and other assumptions at least annually.

We use a calculated value to determine the market-related value of pension plan assets. This approach results in a market-related value of pension assets that differs from the fair market value of plan assets. This difference results from the deferment in the recognition of asset gains and losses above or below expected returns on assets for a period of approximately five years. At December 31, 2002, the market-related value of pension assets exceeded the fair market value by $70.0 million. This difference under SFAS 87 will increase pension expense by $3.1 million in 2003 and an additional $2.3 million in 2004.

Income Taxes

As of December 31, 2002, we had recognized $38.6 million of deferred tax assets, net of valuation reserves. The realization of these benefits is dependent on future taxable income. For those jurisdictions where the expiration date of tax carry-forwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided. Management believes that sufficient income will be earned in the future to realize deferred income tax assets, net of valuation allowances recorded. The recognized net deferred tax asset is based on our estimates of future taxable income and our tax planning strategies. The realization of these deferred tax assets can be impacted by changes to tax codes, statutory tax rates and future taxable income levels.

Acquisitions

During the past three years, we acquired a number of businesses which were accounted for using the purchase method. Accordingly, the results of operations of the acquired companies have been included in the consolidated results from their respective acquisition dates.

In May 2000, we purchased substantially all of the assets and liabilities of Curtis Industries, Inc. for $63.4 million. Curtis, a distributor of MRO supplies and high-quality security products, was combined with Bowman Distribution to form Barnes Distribution. This business combination created a broader product offering, enhanced service capabilities and opportunities for increased sales penetration. The combination also created significant cost savings opportunities, primarily through headquarters and distribution center consolidations and increased purchasing leverage. The majority of these cost savings were realized in 2002.

In connection with the Curtis acquisition, we incurred certain integration costs. The integration plan included combining the headquarters functions and consolidating warehousing and distribution networks. As a result, we recorded total costs of $6.4 million, relating primarily to lease consolidation costs, facility closure costs and reductions in personnel. Costs of $4.7 million associated with the acquired business were reflected as assumed liabilities in the allocation of the purchase price to net assets acquired. The remaining integration costs of $1.7 million were reflected in expenses in 2000. As of December 31, 2002, $1.5 million remained as liabilities related primarily to future lease payments.

In September 2000, we purchased substantially all of the assets and liabilities of AVS/Kratz-Wilde Machine Company and Apex Manufacturing, Inc. for $40.9 million. Kratz-Wilde/Apex fabricates and machines intricate aerospace components for jet engines and auxiliary power units. These businesses are included in the Barnes

Aerospace segment. This acquisition augmented Barnes Aerospace by extending product depth and customer penetration, and also provided an additional FAA-licensed aircraft engine repair facility.

In 2001, we completed two bolt-on acquisitions, for a combined purchase price of $3.8 million. In January 2001, we acquired Euro Stock Springs & Components Limited (Euro Stock). Euro Stock distributes standard springs through catalogs to customers located primarily in Europe. This business, which is included in the Barnes Distribution segment, expanded Barnes Distribution’s presence in Europe and added a new sales channel through Euro Stock’s product catalog. In November 2001, we acquired certain assets of Forward Industries, L.L.C., and its subsidiary Forward Industries, Ltd. Forward Industries designs and manufactures nitrogen gas springs that are used in the appliance, automotive, heating and cooling and electrical industries. This acquisition has been integrated with our existing nitrogen gas spring business and is included in the Associated Spring segment. The acquisition broadened the nitrogen gas spring product line offering of Associated Spring.

In 2002, we completed two acquisitions for a total purchase price of $34.0 million. Consideration for the acquisitions included cash of approximately $31.0 million, of which $2.0 million will be paid in two equal installments in April 2003 and April 2004, and issuance of 119,048 shares of our common stock (at a market value at the time of the acquisition of approximately $3.0 million). In February 2002, we acquired substantially all of the manufacturing assets of Seeger-Orbis GmbH & Co. OHG of Germany from TransTechnology Corporation. Seeger- Orbis is a leading manufacturer of retaining rings used in a number of transportation and industrial applications. The Seeger-Orbis acquisition expanded Associated Spring’s product line and geographic reach, particularly into the automotive and industrial manufacturing markets of Western Europe. In April 2002, we acquired Spectrum Plastics Molding Resources, Inc. of Ansonia, Connecticut (Spectrum). Spectrum is a premier manufacturer of plastic injection-molded components and assemblies that are used primarily in the telecommunications, electronics, medical and consumer goods industries. Spectrum, which is included in the Associated Spring segment, provides Associated Spring with the capability of providing more complete product solutions with discrete or continuous metal-in-plastic and plastic-on-metal injection-molded components.

The purchase price of each acquisition has been allocated to tangible and intangible assets and liabilities of the businesses, based upon estimates of their respective fair values. For acquisitions initiated prior to June 30, 2001, the resulting goodwill had been amortized over a 40-year life. Beginning in 2002, goodwill is no longer amortized, as the lives are considered indefinite. See Note 1 to the Consolidated Financial Statements included in this prospectus supplement.

On February 6, 2003, we acquired Kar Products LLC of Des Plaines, Illinois, and certain assets and liabilities of its Canadian business, A.&H. Bolt & Nut Company Ltd. Kar Products adds to the Barnes Distribution segment a diversified customer base that operates in all 50 states, Puerto Rico and Canada, further enhancing Barnes Distribution’s international presence and leadership position within the MRO market. The purchase price of $78.5 million was paid through a combination of $60.0 million cash and $18.5 million (923,506 shares) of our common stock. We expect to achieve a number of post-acquisition cost savings and other synergies through headquarters and infrastructure consolidation. We also anticipate that the acquisition will be accretive in the first year.

Results of Operations

The following table sets forth our consolidated statement of income data as a percentage of revenue:

	Year Ended December 31,
	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of sales	67.6%	67.6%	66.0%

Gross profit	32.4%	32.4%	34.0%
Selling and administrative expenses	26.7%	27.2%	25.5%

Operating income	5.7%	5.2%	8.5%
Other income	0.5%	0.5%	0.6%
Interest expense	1.9%	2.1%	2.0%
Other expense	0.1%	0.6%	0.5%
Income taxes	0.7%	0.5%	1.8%

Net income	3.5%	2.5%	4.8%

We reported record net sales of $784 million in 2002, an increase of $15 million, or 2%, over 2001 net sales of $769 million. The sales increase reflected our recent acquisitions, which contributed $40 million, all to Associated Spring’s sales, as well as organic growth in Associated Spring. This growth was partially offset by a 9% decline in sales at Barnes Aerospace, which coincides with a sharp decline in the commercial aerospace markets, and a 4% sales decline at Barnes Distribution. The decline at Barnes Distribution reflects the impact of adverse market conditions in the manufacturing, industrial and transport services sectors. From a geographic perspective, our foreign sales increased 17% year-over-year, while domestic sales decreased 3%.

In 2001, our net sales were up $29 million, or 4%, over 2000, reflecting a sharp rise in sales at Barnes Aerospace and sales from our 2000 and 2001 acquisitions. This growth was partially offset by a decline in transportation- and telecommunications-related sales at Associated Spring and the adverse impact of weak economic conditions on Barnes Distribution’s sales. The businesses acquired in 2000 and 2001 provided incremental sales of $61 million in 2001: $1 million to Associated Spring, $34 million to Barnes Aerospace and $26 million to Barnes Distribution.

Operating income was $44.8 million in 2002, an increase of 11.2% compared with $40.3 million in 2001. These results reflect higher operating profit at Associated Spring and Barnes Distribution. The year-over-year increase in operating profit was impacted positively by a $4.8 million pretax business consolidation charge, relating primarily to the Associated Spring segment, taken in the fourth quarter of 2001. The charge did not recur in 2002. In addition, operating income in 2002 benefited from efficiencies gained from the actions taken in this business consolidation. These improvements were partially offset by lower profits at Barnes Aerospace due to lower sales volume and additional severance expense, higher postretirement benefit expense at Associated Spring and lower pension income companywide. Pension income decreased by $1.2 million due primarily to reduced investment performance of plan assets and a lower discount rate. The cost of postretirement benefits, other than pensions, increased $1.4 million due to increased benefit levels provided to certain U.S. employees.

Overall operating income margin was 5.7% in 2002 compared with 5.2% in 2001. While gross profit margin held steady at 32.4% in 2002, gross profit margins improved at both Associated Spring and Barnes Distribution. The decline in gross profit margin in Barnes Aerospace, due directly to the sales shortfall, offset the improvements in the other two businesses. Total selling and administrative expenses declined to 26.7% as a percentage of sales, from 27.2% in 2001. In total dollars, selling and administrative expenses increased $0.2 million to $209.2 million in 2002, which included $5.8 million in selling and administrative expenses related to the recent acquisitions, offset by the impact of the $4.8 million fourth-quarter 2001 charge. Reductions in selling and administrative expenses resulting from synergies realized from Barnes Distribution’s integration of Curtis were partially offset by the higher pension, postretirement and other compensation costs, including the higher severance expense at Barnes Aerospace.

Operating income was $40.3 million in 2001, compared with $62.9 million in 2000. A number of items contributed to the operating income decline. The primary factors were the impact of a weak industrial economy on sales volume and a shift in the overall sales mix to lower-margin businesses. The $29 million net sales increase was comprised of $61 million in incremental sales from the 2001 and 2000 acquisitions and a $31 million increase in the existing aerospace business, which was substantially offset by a $63 million sales decrease in the higher-gross-margin Associated Spring and Barnes Distribution businesses. Also impacting operating income were higher personnel costs, specifically health insurance and pension costs. Selling and administrative expenses increased $20.5 million in 2001 over 2000, reflecting the fourth-quarter charge and the costs attributable to the newly acquired businesses, as well as the continued investment made in the sales, marketing and engineering functions throughout the company.

Segment Review

Associated Spring sales for 2002 were $322 million, up $43 million, or 15%, from sales of $279 million in 2001. Sales were a record $327 million in 2000. Sales in 2002 increased over 2001 due to higher light vehicle production in the domestic transportation markets as well as from incremental sales from the acquisitions of Forward Industries, Seeger-Orbis and Spectrum, which in the aggregate totaled $40 million. Offsetting these increases was a sharp drop in organic sales of telecommunications and electronics products, as sales to those end markets fell by over 40% in 2002. Domestic sales at Associated Spring grew by approximately 5% in 2002, while foreign sales increased by approximately 38% to $120 million. Sales grew sharply in Europe in 2002, reflecting the Seeger-Orbis acquisition and organic growth in nitrogen gas spring sales from Sweden. Sales were lower in Asia, reflecting the weakness in the telecommunications and electronics markets. Associated Spring’s sales fell in 2001 compared with 2000, due to the sharp contraction in domestic light vehicle production, a weak domestic economy and a worldwide decline in telecommunications and electronics sales.

Associated Spring reported operating profit of $28.1 million in 2002, compared with $19.4 million in 2001 and $44.0 million in 2000. The increase in operating profit in 2002 reflects the higher sales volume; higher profits resulting from actions taken since late 2000 to reduce the business’s cost structure; operational improvements, particularly in Mexico; and the absence of a $4.6 million charge taken in 2001 to reduce the business unit’s infrastructure. This increase was partially offset by a decline in sales of more profitable telecommunications and electronics products, and one-time costs related to the purchase accounting step-up of inventory to fair value at Seeger-Orbis. In 2002, we completed the closure of the Texas spring plant, with retained business from the Texas plant being relocated to other Associated Spring facilities, improving their capacity utilization. As of December 31, 2002, the remaining accrual balance of $0.5 million related primarily to facility holding costs for the Texas plant, which is currently held for sale. Management anticipates that the impact of the transfer of business from the Texas plant will continue to be accretive to operating profit in 2003. The decrease in operating profit in 2001 reflects the sales volume decline and, in particular, the significant shortfall in the more profitable electronics business. In addition, operating profit was significantly impacted in the fourth quarter of 2001 from expenses immediately recognized at the time of the announcement of the Texas plant closure.

Sales at Barnes Distribution were $287 million in 2002, down $11 million, or 4%, from $298 million in 2001; sales in 2000 were $291 million. Sales fell in 2002 due to weak economic conditions within the manufacturing and industrial sectors in the United States and many international markets, which have persisted since late 2000. This was partially offset by new sales initiatives, including an increased focus on national and regional account development, which generated more than $3 million in sales during 2002. This initiative, combined with electronic commerce initiatives, will be a growth driver in 2003 and beyond. Sales increased in 2001 versus 2000 as a result of incremental sales from acquisitions of $26 million, which was largely offset by a $19 million decline in organic sales driven by the weak economic conditions noted above.

Despite the year-over-year decline in sales, operating profit at Barnes Distribution increased to $7.5 million in 2002 from $5.5 million in 2001. The increase largely reflects higher operating efficiency as synergies from the Curtis acquisition were successfully realized. Operating profit also benefited from an improvement in gross profit margin stemming from selective price increases and lower product procurement costs. Operating profit decreased in 2001 from $12.9 million in 2000 as a result of lower organic sales volume, which more than offset the benefits from incremental sales volume and early realization of synergies from the Curtis acquisition.

Barnes Aerospace sales for 2002 were $183 million, down $17 million, or 9%, from a record $200 million in 2001. Sales in 2000 totaled $135 million. The sales decline in 2002 largely reflected the sharp decrease in global new commercial aircraft deliveries and continued aircraft order cancellations or deferrals by the major airlines in the wake of the events of September 11, 2001. The 2002 decline also reflects lower overhaul and repair sales, as a significant number of aircraft were removed from the active fleet in response to continued low passenger traffic. These factors were partially offset by higher direct and indirect military sales. Sales increased in 2001 versus 2000 as Barnes Aerospace benefited from the successful cultivation of new markets and customers and from approximately $34 million in incremental sales related to the acquisition of Kratz-Wilde/Apex. Total orders for 2002 were $178 million, compared with $216 million in 2001. Order backlog declined to $152 million at December 31, 2002, from $159 million at December 31, 2001. Both orders and order backlog were affected by the same factors that negatively impacted sales in 2002.

Barnes Aerospace operating profit was $10.8 million in 2002, compared with $16.4 million in 2001 and $8.0 million in 2000. Operating profit fell in 2002 primarily as a result of the decline in sales volume. In addition, during 2002, management addressed what is likely to be a protracted recovery in the aerospace industry by reducing employment by approximately 20%, resulting in severance expenses of $1.3 million. Management believes that these headcount reductions and other steps to reduce costs, such as work furloughs and reduced overtime, have properly positioned the business for the current economic environment. Operating profit increased in 2001 versus 2000, reflecting the sharply higher sales volume and the benefit of lean manufacturing initiatives completed throughout the year.

Other Income/Expense

Other income totaled $3.7 million in 2002, compared with $3.9 million in 2001 and $4.8 million in 2000. The decrease in other income in 2002, compared with 2001, was due to foreign exchange transaction gains of $1.2 million in 2002 compared with gains of $1.9 million in 2001, offset by higher equity income from our 45% interest in a joint venture with NHK Spring Co., Ltd. of Japan. The foreign exchange gains related primarily to exposures on U.S. dollar-denominated financial instruments, primarily in our Brazil operation. Our policy is to hedge foreign currency transaction exposure except in locations where the local currency has historically weakened against the U.S. dollar. The decrease in 2001, compared with 2000, was due to lower equity income from the joint venture offset in part by higher net foreign exchange transaction gains.

Lower interest expense in 2002, compared with 2001, was a result of lower market interest rates and a fixed-to-variable interest rate swap agreement that collectively more than offset the impact of an increase in average borrowings. Other expenses declined in 2002 due to an accounting change that eliminated goodwill amortization of $4.2 million in 2001. This change is more fully described in Note 1 to the Consolidated Financial Statements included in this prospectus supplement.

Interest expense and other expenses increased in 2001 as a result of acquisitions. Interest expense increased due to significantly higher borrowings, offset in part by lower average interest rates. Other expenses increased with the additional goodwill amortization associated with the acquisitions.

Income Taxes

Our effective tax rate was 18.0% in 2002, compared with 18.5% in 2001 and 26.6% in 2000. The decline in the tax rate in both 2002 and 2001 is due to a significant shift in the overall mix of income to a higher percentage of foreign income, in jurisdictions with tax rates lower than the U.S. statutory tax rate. In addition, the lower tax rate in 2002 reflects the benefit of an Employee Stock Ownership Plan dividend distribution tax deduction. The 2002 tax deduction includes a retroactive election for the 2001 dividend distribution, the result of an amendment to our Retirement Savings Plan (RSP). The effective tax rate is expected to be in the range of 22.0% to 25.0% in 2003, assuming a single-year deduction for the RSP dividends and an anticipated shift in earnings to countries with higher tax rates, primarily the United States.

Net Income and Net Income Per Share

Consolidated net income was $27.2 million in 2002, $19.1 million in 2001 and $35.7 million in 2000. Basic earnings per share was $1.45 for 2002, compared with $1.03 in 2001 and $1.92 in 2000. Diluted earnings per share was $1.42 for 2002, $1.01 for 2001 and $1.90 in 2000.

Liquidity and Capital Resources

Management assesses our liquidity in terms of our overall ability to generate cash to fund our operating and investing activities. Of particular importance in the management of liquidity are cash flows generated from operating activities, capital expenditure levels, dividends, capital stock transactions, effective utilization of surplus cash positions overseas and adequate bank lines of credit.

Our ability to generate cash from operations in excess of our internal operating needs is one of our financial strengths. Management continues to focus on cash flow and working capital and anticipates that operating activities in 2003 will provide sufficient cash to take advantage of opportunities for organic business expansion and to meet our current financial commitments. Future acquisitions are expected to be financed through a mix of internal cash, borrowing and equity.

Operating activities are the principal source of cash flow for us, generating $54.4 million in 2002, $65.0 million in 2001 and $51.9 million in 2000. Operating cash flow in 2002 reflects higher net income when compared with 2001. Depreciation and amortization was reduced due to the absence of $4.2 million of goodwill amortization in 2002, as discussed in Note 1 to the Consolidated Financial Statements included in this prospectus supplement. In addition, depreciation declined $0.7 million due to lower capital spending over the past three years and the retirement of older assets. Management continues to stress the need for effective working capital management, which contributed to positive cash flow in 2002. Significant progress was made in reducing inventory levels, primarily at Barnes Distribution and Barnes Aerospace. Accounts payable decreased in part due to reduced inventory purchases, combined with the impact, in 2002, of aggressive working capital management at the end of 2001. The increase in deferred taxes reflects operating loss carry-forwards generated in 2002 that will be utilized in the future and the impact of a minimum pension liability adjustment. In 2001, the increase in operating cash flow was due primarily to significant improvements in working capital, which more than offset the lower net income in that year.

Investing activities used cash of $48.0 million in 2002, compared with $26.0 million in 2001 and $134.5 million in 2000. Investing activities in 2002 included the acquisitions of Seeger-Orbis and Spectrum. The Seeger-Orbis acquisition was funded from cash held by us outside the United States. In 2001, funds used for two bolt-on acquisitions were offset in part by a favorable purchase price adjustment received in 2001 on the Kratz-Wilde/Apex acquisition. The significant cash use in 2000 is attributable to the purchases of Curtis and Kratz-Wilde/Apex. Our capital spending program focuses on business growth and improvements in productivity and quality. In 2002, we reduced capital spending in response to the economic downturn. We expect to increase capital spending in 2003 to roughly 2001 levels.

Net cash used by financing activities was $24.4 million in 2002 and $13.3 million in 2001, compared with net cash provided by financing activities of $64.8 million in 2000. Cash from financing activities in 2002 included $4.7 million of cash proceeds from the termination of an interest rate swap. This cash, combined with cash provided by operating activities, proceeds from additional borrowings and excess cash, was used to fund acquisitions and capital expenditures and to pay dividends. Cash dividends were held at $0.80 per share for 2002. Total cash used to pay 2002 dividends to stockholders was $15.0 million. In 2001, proceeds from the sale of a cross-currency debt swap, combined with strong cash flow from operating activities, were used in part to fund capital expenditures, pay dividends, repurchase our stock and reduce debt. In 2000, the increase in borrowings reflected the issuance of additional long-term debt to fund business acquisitions as well as to supplement cash generated by operating activities.

We maintain bank-borrowing facilities to supplement internal cash generation. At December 31, 2002, we had a $150 million borrowing facility under a three-year revolving credit agreement, of which $32 million was borrowed at an interest rate of 3.05%. Additionally, we had $6.0 million in borrowings under uncommitted short-term bank credit lines, at an interest rate of 2.38%.

Borrowing capacity is limited by various debt covenants. The most restrictive covenant requires us to maintain a ratio of Total Debt to EBITDA, as defined in the revolving credit agreement, of not more than 3.0 times at December 31, 2002. The actual ratio at December 31, 2002, was 2.66 times and would have allowed additional borrowings of $27.6 million. In conjunction with the Kar Products acquisition, we amended the revolving credit agreement, to increase the ratio to 3.25 times for the first three quarters of 2003. The ratio will return to 3.0 times at December 31, 2003, a ratio we expect to meet. In connection with the financing of the acquisition, we borrowed an additional $56 million under the revolving credit facility. At March 31, 2003 we had a principal balance of $98.0 million outstanding under our credit facility. We expect to use all of our net proceeds of this offering to repay a portion of the indebtedness outstanding under our credit facility.

At December 31, 2002, we held $28.4 million in cash and equivalents, predominately in our non-U.S. subsidiaries. Although repatriation of certain non-U.S. cash balances to the United States could have adverse tax consequences, cash held outside the United States is available to fund international cash requirements, including acquisitions.

We believe our credit facilities, coupled with cash generated from operations, are adequate for our anticipated future requirements.

In November 2000, we financed a portion of the Curtis and Kratz-Wilde/Apex business acquisitions by issuing $60 million of privately placed senior notes with three insurance companies. These notes bear an annual fixed rate of 9.34% and are payable in three equal annual installments beginning in 2006. In August 2002, we terminated an interest rate swap agreement that had effectively converted the notes to variable-rate debt. In connection with the swap agreement termination, we received a cash payment of $4.7 million. The corresponding adjustment to the carrying value of the debt is being amortized against interest expense over the remaining life of the notes.

The funded status of our pension plans is dependent upon many factors, including returns on invested assets and the level of market interest rates. Recent declines in the value of securities traded in equity markets and declines in long-term interest rates have had a negative impact on the funded status of the plans. In 2002, no contribution was required and no cash contribution was made to any of the U.S. qualified pension plans. Furthermore, no significant cash contributions to the qualified plans are anticipated in 2003. In accordance with SFAS 87, “Employers’ Accounting for Pensions,” we recorded a minimum pension liability adjustment for underfunded plans as of December 31, 2002, through an after-tax charge of $16.8 million to accumulated other non-owner changes to equity.

Market Risk

Market risk is the potential economic loss that may result from adverse changes in the fair value of financial instruments. Our financial results could be impacted by changes in interest rates, foreign currency exchange rates and commodity price changes. We use financial instruments to hedge our exposure to fluctuations in interest rates and foreign currency exchange rates. We do not use derivatives for speculative or trading purposes.

Our long-term debt portfolio consists of fixed-rate and variable-rate instruments and is managed to reduce the overall cost of borrowing while also minimizing the effect of changes in interest rates on near-term earnings. In August 2002, we entered into an interest rate swap agreement that effectively converts $18.8 million of our fixed-rate senior notes to variable-rate debt. This interest swap agreement had a positive impact on 2002 earnings, reducing interest expense by $0.1 million.

Our primary interest rate risk is derived from our outstanding variable-rate debt obligations. At December 31, 2002, the result of a hypothetical 1% increase in the average cost of our variable-rate debt, including the interest rate swap agreement, would have reduced annual pretax profit by $0.6 million.

At December 31, 2002, the fair value of our fixed-rate debt was $153.0 million, compared with our carrying amount of $156.9 million. We estimate that a 1% decrease in market interest rates at December 31, 2002, would have increased the fair value of our fixed-rate debt to $158.5 million.

We have manufacturing, sales and distribution facilities around the world and we make investments and conduct business transactions denominated in various currencies. The currencies of the locations where our business operations are conducted are the U.S. dollar, Canadian dollar, Euro, British pound, Singapore dollar, Swedish krona, Mexican peso, Brazilian real and Chinese renminbi. We are exposed primarily to U.S. dollar-denominated financial instruments at our international locations. A 10% adverse change in all currencies at December 31, 2002, would have resulted in a $1.0 million loss in the fair value of those financial instruments.

Foreign currency commitments and transaction exposures are managed at the operating units as an integral part of their businesses in accordance with a corporate policy that addresses acceptable levels of foreign currency exposures. We do not hedge our foreign currency net investment exposure. To reduce foreign currency exposure in countries where the local currency is strengthening against the U.S. dollar, management has converted U.S dollar-denominated cash and short-term investments to local currency and is using forward currency contracts for other U.S. dollar-denominated assets in an effort to reduce the effect of the volatility of changes in foreign exchange rates on the income statement. In weaker currency countries, such as Brazil and Mexico, management continues to invest excess cash in U.S. dollar-denominated instruments.

Our exposure to commodity price changes relates primarily to certain manufacturing operations that utilize high-grade steel spring wire and titanium. We manage our exposure to changes in those prices through our procurement and sales practices. We are not dependent upon any single source for any of our principal raw materials or products for resale, and all such materials and products are readily available.

Inflation

Management believes that during the 2000–2002 period, inflation did not have a material impact on our financial statements.

Recent Accounting Changes

We adopted SFAS 141, “Business Combinations,” and SFAS 142, “Goodwill and Other Intangible Assets.” SFAS 141 requires companies to account for acquisitions entered into after June 30, 2001, using the purchase method and establishes criteria to be used in determining whether acquired intangible assets are to be recorded separately from goodwill. SFAS 142 sets forth the accounting for goodwill and other intangible assets. Goodwill and other intangible assets with indefinite lives are no longer amortized but instead are evaluated at least annually for impairment by comparing the carrying value to the fair value at the reporting unit level. Intangible assets with finite lives will be amortized over their useful lives. SFAS 142 is effective for acquisitions completed after June 30, 2001, and, as of January 1, 2002, became effective for all other prior acquisitions.

In August 2001, SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” was issued. This statement was effective on January 1, 2002. Adoption of this standard did not have a material impact on our financial position, results of operations or cash flows.

In April 2002, SFAS 145, “Rescission of FASB Statements No. 4, 44, and 64, amendment of FASB Statement No. 13, and Technical Corrections,” was issued. The standard eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The adoption of this statement is not expected to have a material impact on our financial position, results of operations or cash flows.

In June 2002, SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities,” was issued. This statement provides guidance on the recognition and measurement of liabilities associated with exit or disposal activities and requires that such liabilities be recognized when incurred. This statement is effective for exit or disposal activities that are initiated after December 31, 2002, and does not impact our existing accruals. Adoption of this standard may impact the timing of recognition of costs associated with future exit and disposal activities.

In November 2002, the FASB issued FASB Interpretation 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others.” FIN 45 expands disclosure requirements and requires that a guarantor recognize, at fair value, a liability for its obligation under a guarantee. The recognition and measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. Management believes that FIN 45 will not have a material impact on our financial position, results of operations or cash flows. We have complied with the expanded disclosure requirements.

In December 2002, SFAS 148, “Accounting for Stock Compensation—Transition and Disclosure,” was issued. This statement addresses transition provisions and disclosure requirements. We have complied with the amended disclosure requirements.

Recent Developments

For a discussion of our results of operations for the three months ended March 31, 2003 and 2002 and our liquidity and capital resources as of March 31, 2003, see our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003, which is incorporated herein by reference.

BUSINESS

Overview

Barnes Group Inc. is a diversified international manufacturer of precision components and assemblies and distributor of industrial supplies, serving a wide range of markets and customers. We had net sales of $784.0 million for the year ended December 31, 2002 and $218.7 million for the three months ended March 31, 2003. Our operations consist of three businesses:

•	Associated Spring, representing approximately 41% of our net sales for 2002, is one of the world’s largest manufacturers of precision mechanical and nitrogen gas springs and is a global supplier of retaining rings and plastic injection-molded components;

•	Barnes Distribution, representing approximately 36% of our net sales for 2002, is an international distributor of industrial maintenance, repair and operating (MRO) supplies; and

•	Barnes Aerospace, representing approximately 23% of our net sales for 2002, is a manufacturer and provider of repair services for highly-engineered assemblies and components for aircraft engines, airframes and land-based industrial gas turbines.

We conduct our operations in 22 manufacturing facilities, six sales offices (including headquarters locations) and 31 distribution centers. Our manufacturing facilities are located in the United States, Brazil, Canada, China, Germany, Mexico, Singapore and Sweden, and we have sales offices or distribution centers in the United States, Brazil, Canada, France, Ireland, Mexico, Puerto Rico, Singapore, Spain and the United Kingdom. We currently have more than 6,200 employees worldwide.

Competitive Strengths

Leadership Positions in Each of Our Three Businesses. We enjoy leadership positions within the precision spring, industrial distribution and aerospace industries. Associated Spring is the largest precision spring manufacturer in North America and one of the largest precision spring manufacturers in the world. We believe that Barnes Distribution is one of the 20 largest industrial distributors in North America. Barnes Aerospace has content on virtually all major commercial aircraft engine programs and performs repairs on many engine models currently in service. Furthermore, to develop a leading position in these industries requires engineering expertise, technical capabilities, an extensive sales and marketing infrastructure and/or a high level of capital investment. We believe that the leading positions we enjoy as a result of our engineering and technical expertise and sales and marketing infrastructure, which we gained from a combination of our historical operations, investments and acquisitions, provide us with a significant competitive advantage.

Strong Historical Customer Relationships. We have established long-standing relationships with customers in a variety of industries, including automotive, electronics and aerospace. We work collaboratively with our customers from the development stage to manufacture products that meet their individual performance and cost requirements. Associated Spring’s Product Development Center (PDC) provides engineering and other resources to customers relating to design of new components and trouble shooting for existing designs. Barnes Aerospace’s research and development team works with customers to improve the design and manufacturability of components and assemblies. We are one of only a few suppliers with an on-site sales office or open access to the facilities of the major aerospace OEMs, positioning us to be a primary resource for new products and technical support. Similarly, Barnes Distribution has developed close ties with its national accounts and other customers through recurring contact in the course of providing inventory management services over extended periods.

A Diverse Business Mix and Customer Base. We provide our products and services to a wide range of industries and customers. The industries we serve include transportation, aerospace and defense, electronics, telecommunications, consumer goods, agriculture, food processing, construction, energy, logistics and general industrial. This diversification reduces our dependence on any given geographic area or industry segment and mitigates the impact of cyclical downturns.

Global Manufacturing, Sales and Distribution Capabilities. We have eight manufacturing facilities located outside the United States supported by a global sales force. In addition, we conduct distribution operations, either directly or through third party relationships, in more than a dozen countries. The international scope of our manufacturing, sales and distribution operations provides us with the ability to efficiently serve our global customer base. Our global scope also positions us to service our customers as they move their operations to lower cost locations outside the United States.

Strong Cash Flow to Support Future Growth. Over the past three years, we have generated more than $170 million in cash flow from operations. We seek to maximize cash flow by aggressively managing working capital and controlling expenses on an ongoing basis throughout the organization. Our strong cash flow from operations allows us to continue to grow our business both organically by investing in capital expenditures and new internal programs and initiatives, as well as through strategic acquisitions.

Experienced and Committed Management Team. Our executive management team averages more than 25 years of operational, sales, finance or marketing experience in manufacturing, distribution or aerospace organizations. Further, our executive management team has extensive experience in identifying acquisition candidates, structuring acquisitions and rapidly integrating acquired businesses. Our executive management and employees are significant holders of our common stock, owning more than 20% of our outstanding shares at December 31, 2002.

Business Strategies

Our goal is to build lasting value for our stockholders by generating sustainable, profitable growth. We seek to achieve this goal by pursuing the following strategic initiatives:

•	Generate Internal Growth and Profitability both Through New Products for Customers and Through New Customer Relationships.

•	Over the past five years, we have invested over $20 million in research and development and engineering capabilities, including Associated Spring’s PDC. Through our focus on engineering expertise, we have broadened our product offerings to reach customers in markets we have not previously served, such as telecommunications and electronics, auto racing, consumer products and land-based industrial turbine engines. We intend to continue to leverage our engineering capability to design and develop new products in response to our customers’ needs.

•	Additionally, we continue to invest in our global sales and marketing functions to position us to reach new customers and to increase our sales to existing customers. For example, we opened an aerospace sales office in the United Kingdom and hired sales people dedicated to the military aerospace market. At Barnes Distribution, we expanded our dedicated national accounts sales force to increase sales to our national customers and implemented e-commerce initiatives to attract customers interested in maintaining their own inventory. At Associated Spring, we increased our U.S. sales personnel and added a European sales manager. Each of these initiatives, implemented during the last three years, has resulted in new customers and increased sales in the targeted markets.

•	Continue to Acquire Businesses that Profitably Add Customers, Products, Technology or Geographic Presence. Over the past four years, Barnes Group has completed eight acquisitions. We continually seek acquisition opportunities in each of our three businesses that will add customers, product offerings, technology or geographic reach to our existing base of business. Our top 60 operating managers have participated in training focused on issues related to the integration of acquisitions. For every acquisition, we develop an integration plan and assign a dedicated cross-functional integration team. This integration team is responsible for implementing the integration plan in a timely and cost effective manner so that we can realize the synergies identified prior to the acquisition. We believe that the acquisition and integration expertise we have developed enables us to continue to strategically expand our businesses and increase our profitability.

•	Continue to Expand Our Global Capabilities. Our customer base is global in nature, and we are committed to continuing to expand our global presence to meet our customers’ needs. We currently have manufacturing and distribution operations in 13 countries, and in the past four years we have purchased or built manufacturing operations in China, Sweden and Germany. We also recognize, and intend to continue to take advantage of, lower labor and production costs associated with international manufacturing.

•	Leverage Training and Education Throughout the Organization to Strengthen the Focus on Long-term Profitability. We use sophisticated, internally developed measurement tools to gauge the performance of our three operations. In 2002, we began a program to educate approximately 1,400 operational and decision-making employees on the use of these tools in their day-to-day decision making, empowering them to think like owners of the business. These tools encourage employees to focus on operating profitability as well as the various inputs of capital into a business that can affect the long-term success of the organization.

•	Promote Continuous Improvement Initiatives. We undertake initiatives in each of our three businesses to continuously improve our processes, strengthening our competitive advantage. In our Associated Spring and Barnes Aerospace businesses, these initiatives are heavily focused on lean manufacturing strategies and techniques. At Barnes Distribution, these initiatives focus on decreasing order processing time and optimizing inventory levels. We aggressively promote a culture where process improvements are encouraged and often implemented throughout all levels of the organization as part of daily operations. Our continuous improvement initiatives include:

•	Identifying and supporting change agents in each business unit, including a continuous improvement coordinator and core team;

•	Training the workforce in, and empowering them with, various continuous improvement tools, such as Kaizen workshops, Poka-Yoke, 5S and Six Sigma;

•	Defining how improvement can be measured, standardizing short-term and long-term performance indicators; and

•	Identifying and disseminating lessons learned throughout the organization.

By continuously focusing on process improvements, we seek to increase operating efficiency, reduce waste, ensure high quality and customer satisfaction and improve profitability.

Acquisition Focus

In 1998, our board of directors determined that increasing industry consolidation affecting our three businesses provided us with the opportunity to complement our existing operations with focused acquisitions. To better position Barnes Group to undertake acquisitions, the board assembled a management team with significant operations expertise and experience in identifying, structuring and integrating acquisitions. Our increased focus on acquisitions led to the completion of eight transactions since 1999 with an aggregate purchase price of approximately $314 million. These acquisitions expanded the scope of our operations, added complementary products or product lines, increased our customer base and expanded our geographic scope. The individual purchase prices of the acquired businesses ranged from a high of $92.2 million for the nitrogen gas spring business of Teledyne Industries to a low of $709,000 for Euro Stock Springs. Certain information concerning these acquisitions is set forth in the following table:

Business Acquired	Business Conducted	Date of Acquisition	Barnes Business Unit

Nitrogen gas spring business of Teledyne Industries	Design and manufacture of nitrogen gas springs	August 1999	Associated Spring

Curtis Industries	Distribution of MRO supplies and security products	May 2000	Barnes Distribution

Kratz-Wilde/Apex	Fabrication and machining of aerospace components	September 2000	Barnes Aerospace

Euro Stock Springs	Distribution of die and other standard springs	January 2001	Barnes Distribution

Forward Industries	Design and manufacture of nitrogen gas springs	November 2001	Associated Spring

Seeger-Orbis	Manufacture of retaining rings	February 2002	Associated Spring

Spectrum Plastics	Manufacture of plastic injection-molded components and assemblies	April 2002	Associated Spring

Kar Products	Distribution of MRO supplies	February 2003	Barnes Distribution

On February 6, 2003 we completed the acquisition of Kar Products, a leading full service distributor of MRO supplies to industrial, construction, transportation and other markets. For the year ended December 31, 2002, Kar Products had net sales of $122.1 million and an operating income of $6.3 million. With the incremental sales of Kar Products, we believe Barnes Distribution is among the top 20 industrial distributors in North America. The addition of Kar Products’ direct sales force of approximately 600 professionals increased the Barnes Distribution sales and service organization to more than 1,600 professionals, expanding the sales force’s ability to cross-sell new products and immediately increasing Barnes Distribution’s ability to serve national, regional and local customers. Kar Products also added nearly 40,000 customers located in all 50 states, Puerto Rico and Canada. Based on our integration experience and, in particular, our recent experience in consolidating Curtis Industries, a business similar to Kar Products, we expect that the integration of Kar Products will enable us to recognize substantial future cost savings within Barnes Distribution.

We financed the acquisition of Kar Products through a combination of $60.0 million in cash and $18.5 million of our common stock. Of the $60.0 million of cash consideration, $56.0 million was funded with proceeds from borrowings under our revolving credit agreement.

Associated Spring

Associated Spring is the largest manufacturer of precision springs in North America and one of the largest precision spring manufacturers in the world. Our ability to produce virtually every type of precision spring gives us an advantage as we seek to be the preferred supplier to our customers in our targeted markets. Acquisitions since 1999 have added or expanded Associated Spring’s capabilities in the areas of nitrogen gas springs, retaining rings and injection-molded plastic-on-metal and metal-in-plastic components and assemblies. Our ability to support our customers’ needs from design to manufacture and the breadth of our product offerings make Associated Spring an attractive option for customers looking for a single source for their product needs. We also own a 45% interest in NHK-Associated Spring Suspension Components Inc. (NASCO), a joint venture corporation that manufactures suspension springs at its facility in Bowling Green, Kentucky. Our joint venture partner, NHK Spring Co., Ltd. of Japan, is one of the world’s largest spring makers.

Products and Services

Our Associated Spring business designs and manufactures a variety of precision springs, stampings, components and assemblies. A majority of Associated Spring’s products are highly-engineered custom solutions that we design and develop in collaboration with our customers from concept through manufacturing. Through our Product Development Center, which we believe is unique among North American spring manufacturers, we have the ability to execute product design and development, physical product and material testing, rapid prototyping and reduction of manufacturing-cycle times. Our products include:

•	Precision mechanical springs of all types, including suspension springs;

•	Nitrogen gas springs and manifold systems;

•	Retaining rings; and

•	Injection-molded plastic-on-metal and metal-in-plastic components and assemblies.

Precision Mechanical Springs. Associated Spring is equipped to produce virtually every type of precision mechanical spring, from fine hairsprings for electronics and medical instruments to large heavy-duty springs for machinery. Our springs are incorporated into many types of products including automobiles, engines, cellular phones, household appliances and electronics, biomedical devices, industrial machinery, heavy trucks and office equipment. NASCO, which is accounted for as an equity investment in our financial statements, manufactures suspension springs.

Nitrogen Gas Springs. Associated Spring also manufactures nitrogen gas springs and manifold systems used to precisely control stamping presses. Associated Spring entered the nitrogen gas spring business in August 1999 with its acquisition of the nitrogen gas spring business of Teledyne Industries, Inc. and further expanded the business in November 2001 with its acquisition of Forward Industries. Nitrogen gas springs and manifold systems manufactured by Associated Spring are used in the appliance, automotive, heating and cooling, can making, sheet metal forming and electrical industries.

Retaining Rings. Associated Spring expanded its retaining ring and snap ring business with the Seeger-Orbis acquisition in January 2002. Based in Germany, Seeger-Orbis is the original inventor of the retaining ring, and Seeger is the universally recognized brand name for high-quality retaining rings. In Europe, Seeger-Orbis is the leading manufacturer of retaining rings—often called “Seeger rings”—used in a number of transportation and industrial applications. Consistent with its strategy of cross-selling acquired product lines to its existing customers, Associated Spring has begun selling the Seeger retaining rings to its North American customers.

Injection-Molded Plastic-on-Metal and Metal-in-Plastic Components and Assemblies. The acquisition of Spectrum Plastics in April 2002 provided Associated Spring with the capability to offer more complete product solutions with discrete or continuous metal-in-plastic and plastic-on-metal injection-molded components. Spectrum is a premier manufacturer of plastic injection-molded components and assemblies that are used primarily in the telecommunications, electronics, medical and consumer goods industries. Many of Spectrum’s historical customers are also customers of Associated Spring, giving us the opportunity to incorporate Associated Spring components into products sold to these customers by Spectrum and to incorporate Spectrum components into products sold to these customers by Associated Spring.

The Precision Spring Industry

Associated Spring manufactures highly-engineered custom components for use in a wide variety of applications. We estimate that the total market for light and heavy duty springs in North America is at least $4.0 billion per year. We estimate that the precision-engineered subset of the overall spring market, which is the core part of the market we serve, is at least $1.9 billion per year in North America. Manufacturers of automotive products, consumer products, farm equipment, telecommunications, medical devices, home appliances and electronics are primary end-users of precision springs. Although it is consolidating, the precision spring market is still fragmented. Similarly, there are multiple producers of nitrogen gas springs globally, although Associated Spring has a significant market share. A precision spring manufacturer’s ability to invest in design and development and to provide product breadth and attractive prices are fundamental advantages in the market today.

The precision spring industry serves a broad range of end-markets in industries, many of which are cyclical in nature. However, the variety of the end-markets tempers the impact from the cyclical nature of the underlying industries. A significant driver of the demand for precision springs in North America is light vehicle production, which includes cars and light-duty trucks such as pickups, minivans and SUVs. Light vehicle production in North America has been at or near record levels in each of the past five years and reached an all-time high of 17.7 million vehicles in 2000. In 2001, production dropped to 15.8 million vehicles as auto manufacturers cut production to address high dealer-level inventories. In 2002, production increased to 16.7 million vehicles, and production was 4.2 million vehicles during the first quarter of 2003, compared with 4.1 million vehicles during the first quarter of 2002. Production for the full year 2003 is expected to be slightly below the production level of 2002.

The overall demand for durable goods also has an impact on both our mechanical springs and our nitrogen gas spring products. Some of our mechanical springs are used to make big-ticket items such as refrigerators, washing machines and generators. Our nitrogen gas spring products are used primarily in tool and die applications for a variety of heavy-duty metal stamping processes. Demand for durable goods that require stamped metal is a key driver of tool and die builds, which in turn affects the demand for our nitrogen gas spring products. During recessionary periods or times of economic uncertainty, demand for big-ticket products is usually weak, as consumers defer purchases until economic conditions improve. Consumer purchases of durable goods have risen in eight of the last 10 years, but fell in 2000 and 2001 due to the recession and the aftermath of the September 11th terrorist attacks. In 2002, consumer purchases of durable goods grew by 5.6% from 2001 levels and have been flat in the first two months of 2003 compared to the same period of 2002.

Our mechanical springs are also used in a variety of products for the telecommunications and electronics market. The market for telecommunications and electronics products has been in a severe downturn since early 2001. In the current economic downturn, we have seen a significant drop in the demand for the springs we manufacture for the telecommunications and electronics end markets. This contraction in the telecommunications and electronics markets may continue, further impacting demand for our products sold to these industries.

Customers

Associated Spring’s customers are primarily durable goods manufacturers in industries such as transportation, consumer products, farm equipment, telecommunications, medical devices, home appliances and electronics. In the transportation industry, our customers include both OEMs and their suppliers. Associated Spring’s reliance on the “big three” automakers has decreased steadily from approximately 38% of sales in 1999 to approximately 30% of sales in 2002.

Competition

Associated Spring competes with many large and small companies engaged in the manufacture and sale of custom metal components and assemblies. Our primary competitors include MW Industries Inc., MUBEA, Inc.,

Peterson American Corporation, Scherdel GmbH and Chuo Spring Co., Ltd. We compete on the basis of price, quality, service, reliability of supply, technology, innovation and design. Our global scope also positions us to service our customers as they move their operations to lower cost locations outside the United States.

Manufacturing and Distribution

Associated Spring has approximately one million square feet of manufacturing space in 14 facilities in the United States, Brazil, Canada, China, Germany, Mexico, Singapore and Sweden. NASCO manufactures suspension springs at its facility in Bowling Green, Kentucky. Associated Spring’s manufacturing facilities are strategically located to take advantage of proximity to its customers and lower cost labor. We believe that as customers continue to shift production to lower cost markets, the importance of having non-U.S. manufacturing capabilities will continue to grow. Associated Spring’s global manufacturing capabilities give it the ability to effect prompt, efficient delivery of finished parts, components and assemblies when and where they are needed. Associated Spring continually upgrades its manufacturing operations to enhance productivity, quality and response time. Associated Spring also aggressively utilizes lean manufacturing techniques to build competitive advantage and improve profitability. These techniques include, among others, the use of manufacturing cells, visual factory aids, Kaizen events, total productive maintenance programs and Six Sigma quality teams.

Sales and Marketing

Associated Spring’s products are sold primarily through Associated Spring’s direct sales force and through the Raymond division of Barnes Distribution. Associated Spring acts not only as a supplier, but as a resource for specialized engineering and design solutions. Because many of Associated Spring’s products are precision engineered, we collaborate with our customers on a continuous basis to develop new products or designs that meet their needs. Our salespeople work closely with the engineering departments of our customers, while our competitors’ salespeople generally work only with our customers’ purchasing departments. To equip our salespeople to perform in this capacity, new salespeople go through engineering training where they learn the basic science of springs and all salespeople receive in-plant training for two weeks each year that covers how our products are made.

Design and Development / Research and Development

Associated Spring aims to be the most technologically advanced, creative and responsive global supplier of precision metal components. A majority of the products manufactured by Associated Spring are custom components made to customers’ specifications. Our engineers and salespeople continually look for ways to help our customers refine new designs and work collaboratively with our customers to provide new products and services. These activities enable us to develop and maintain solid, long-term customer relationships. In the last five years, Associated Spring has invested more than $100 million in systems and technology, training and human development. We believe Associated Spring’s Product Development Center, located in close proximity to our major customers in Detroit, Michigan, is unique among spring manufacturers in its ability to design, develop, prototype, and extensively test new products and materials. Associated Spring also utilizes advanced computerized dynamic simulation technology which enables its engineers to analyze the performance of component assemblies in a realistic working environment. Associated Spring’s team includes some of the foremost experts in their fields, with numerous Ph.D.s and advanced-degree professionals in a broad range of engineering disciplines.

Barnes Distribution

Barnes Distribution is an industry leader in the distribution of MRO supplies. Barnes Group entered the distribution industry with its acquisition of Bowman Products in 1964. The Bowman operations were combined with the Raymond division of Associated Spring, which had historically distributed certain of Associated Spring’s products, and the operations of Motalink and Autoliasons, both of which were acquired in 1973, to form what is now Barnes Distribution. The Curtis Industries acquisition in 2000 and the Kar Products acquisition in 2003 more than doubled the size of Barnes Distribution’s pre-2000 operations. We believe Barnes Distribution is now one of the 20 largest industrial distributors in North America. Barnes Distribution also distributes products in France and the United Kingdom.

Products and Services

Barnes Distribution distributes MRO supplies under seven widely recognized brands: Bowman, Curtis, Mechanics Choice, Kar, Raymond, Autoliaisons and Motalink. In addition to private-label products, some of which are manufactured by third-party OEMs to Barnes Distribution’s specifications, we also sell name-brand products such as 3M, Loctite, Nucor and Stanley. Barnes Distribution distributes a wide variety of replacement parts and other products and provides related inventory management services. The products distributed by Barnes Distribution are generally products ordered on a recurring basis that have a low per-piece cost. Our primary products include fasteners, special purpose hardware, electrical supplies, hydraulics and security products. Through our Raymond division, we also distribute mechanical die and nitrogen gas springs, mechanical struts and standard parts such as coil and flat springs, most of which are manufactured by Associated Spring. Barnes Distribution regularly stocks approximately 50,000 stock keeping units, or SKUs, and can access over a million more.

Barnes Distribution also offers customers an array of service options designed to increase its customers’ productivity, while decreasing or eliminating their transaction costs. Our service options range from basic catalog ordering to a vendor managed inventory model. Barnes Distribution primarily provides services in a vendor managed inventory model where, with limited customer involvement, we monitor inventory levels, track usage, replenish inventory and provide inventory reporting. Barnes Distribution uses innovative methods and new technologies to solve complex supply problems. Additionally, Barnes Distribution offers e-business solutions that provide for seamless integration with customers’ enterprise resource planning, or ERP, systems and  e-procurement exchanges and a website that offers technical information, material safety data sheets and an electronic catalog. We also have product specialists that regularly provide on-site training seminars and technical assistance for our customers.

The MRO Distribution Industry

The market for industrial MRO supplies in North America is estimated to be between $300 and $320 billion per year. The industrial distribution industry is extremely fragmented, with an estimated 185,000 industrial distributors operating in North America. The top 50 distributors represent approximately 14% of the overall market, with no single company holding more than a 2% share of the market. Distributors ranking 51-100 represent approximately 1% of the market, and the remaining distributors represent approximately 85% of the market. Our served market, which consists of high-volume, low-cost, consumable MRO supplies, makes up approximately 5-10% of the overall industrial distribution market, with an estimated annual value of between $15 and $32 billion.

Industrial distributors typically sell a broad range of products for diverse industrial, commercial, construction and maintenance applications. Excluding fasteners, the majority of products sold are not components of manufactured products. There are three basic methods used to sell and distribute MRO supplies:

•	A catalog order model where customers order from a catalog and products are shipped by the vendor to the customer from one or more centralized locations;

•	A branch distribution model, where the inventory of MRO supplies is maintained at the distributor’s branch location and either picked up by the customer at the distributor’s branch or delivered by the distributor from the branch to the customer’s site; and

•	A vendor managed inventory model, where inventory is maintained at the customer’s site and is administered by either the distributor or the customer through e-commerce initiatives, which may include the ancillary procurement of products not regularly stocked by the vendor.

Industrial activity in the United States, Canada and Europe is the most significant driver of the MRO market in those geographic areas. In the United States, the MRO market generally moves in the short-term with the growth or decline of the Industrial Production Index, which has declined during both 2001 and 2002 due to recessionary conditions. The MRO market is currently characterized by the following trends:

•	MRO users have reduced inventories and increased order frequency, reducing order size and increasing transaction costs to the distributor. This trend favors suppliers who are able, through their scale and efficiency, to reduce their per-order transaction costs.

•	MRO users are increasingly looking to consolidate their supplier base to reduce administrative burdens and costs. This trend favors suppliers who carry more products, provided that those suppliers’ prices remain competitive.

•	End users are demanding more value-added services from their suppliers, provided that such services also produce documented cost savings. This trend favors suppliers who provide vendor managed inventory services on a cost-effective basis.

•	Manufacturers are relocating from Western Europe to Eastern Europe and the Far East, which increases the size and attractiveness of the MRO market in Eastern Europe and the Far East. This trend creates an opportunity for suppliers to expand their global presence by meeting the needs of these new markets.

We believe that we are well positioned to benefit from these trends due to our scale and efficiency, product breadth, value-added services, e-commerce and automated solutions and our global capabilities.

Customers

Barnes Distribution has approximately 130,000 customers around the world. Our primary customers include auto dealerships, car and truck fleets, factories and railroads. We are not dependent on any single customer for a significant portion of our Barnes Distribution sales.

Competition

Barnes Distribution faces active competition. The products sold by Barnes Distribution are not unique, and its competitors carry substantially similar products. We compete based on price, timeliness and reliability of supply, service alternatives and product breadth and quality. Barnes Distribution competes most directly with other companies engaged in the distribution of high-volume, low-cost consumable MRO supplies using either the branch or vendor managed inventory model. Our primary competitors include Fastenal Company, Lawson Products, Inc., and MSC Industrial Supply Co. In the European market, Barnes Distribution’s primary competitors are Wurth Group, RS Components Ltd. and Buck and Hickman Ltd. We believe that our acquisitions of Curtis Industries and Kar Products position Barnes Distribution to take advantage of economies of scale that will drive down its cost of servicing the end-user. We expect these economies of scale will permit Barnes Distribution to reduce its costs without sacrificing the high level of service that it provides to its customers.

Sales, Marketing and Distribution

Barnes Distribution sells its products primarily through its direct sales force of over 1,600 people in eight countries, and it also sells its products through distributors in many other countries. Barnes Distribution primarily sells and markets its products through the vendor managed inventory model, where inventory is maintained at the customers’ locations and replenished as necessary either by Barnes Distribution sales representatives or the customer through e-commerce facilities. In the vendor managed inventory model, we monitor inventory levels, track usage, replenish inventory and provide inventory reporting with limited customer involvement. The breadth of our sales force allows us to provide on-site service throughout North America. We are seeking to expand the customer base that we serve by offering e-business solutions that permit customers who desire to manage their own inventory to order products electronically so that they can more efficiently manage their own inventory and still obtain the on-site benefit of the vendor managed inventory model of MRO distribution.

Barnes Distribution has distribution centers strategically located throughout North America that enable us to ship 97% of orders within 24 hours and enable our customers to receive their orders within one to two days. Our U.S. and Canadian operations, including Kar Products, process approximately 5,500 orders per day with an average order value of approximately $250 per order. This excludes transactions for Raymond and for our European operations. To accommodate this transaction volume, Barnes Distribution employees utilize automated solutions to streamline inventory management and order processing.

Barnes Aerospace

Barnes Aerospace produces precision machined and fabricated components and assemblies for OEMs of turbine engines and airframes for commercial aircraft, military and business jets and land-based industrial gas turbines. It also provides jet engine component overhaul and repair services for many of the world’s major commercial airlines, the U.S. military and OEMs. Our Kratz-Wilde/Apex acquisition in 2000 extended our product depth and customer penetration and provided an additional FAA-licensed aircraft engine repair facility.

Products and Services

Barnes Aerospace provides critical manufacturing and repair services for aircraft engine and airframe manufacturers or OEMs, airlines and the U.S. military. We serve our aerospace customers in four primary areas:

•	Precision machining;

•	Advanced fabrication;

•	Overhaul and repair services; and

•	Kits and assemblies.

Precision Machining. We have produced engine components for virtually every major commercial engine program and our components can be found in airplanes serving most major airlines throughout the world. Our components are located in the compressor, combustor and turbine sections of the engine and include engine cases, bearing housings, rotating air seals, and complex assemblies. Our precision machining operations specialize in tight tolerance gear machining and complex assemblies, offering customers complete assembly, balancing and test services.

Advanced Fabrication. We are a prime source for fabricated airframe and engine components and assemblies for global aircraft manufacturers. Our advanced fabrications operations specialize in hot and superplastic forming, cold forming, welding and brazing, honeycomb brazing and grinding, large-scale multi-axis milling and turning, laser and water jet cutting technologies and diffusion bonding. Components manufactured by our advanced fabrications operations are found throughout the airframe, nacelle and engine and include liners, shroud segments and retainer rings.

Overhaul and Repair Services. We are a global leader in turbine engine component repair, overhaul and modification services. We have government certified repair stations located in Connecticut, Ohio and Singapore. We serve more than 90% of the world’s major commercial airlines. Our primary overhaul and repair capabilities for turbine engines include:

•	Overhaul of engine cases;

•	Honeycomb replacement for sealing components;

•	Restoration of knife-edge seals; and

•	Complete overhaul of bearing housings, turbine supports and gas generator cases.

We provide repair and overhaul services for the engines manufactured by General Electric, Rolls-Royce and Pratt & Whitney, among others. Our repair and overhaul operations require a high level of expertise, advanced technology and sophisticated equipment. Our ability to complete large complicated repairs quickly benefits our customers by allowing them to defer replacement purchases.

Kits and Assemblies. In order to reduce purchasing costs, streamline purchasing decisions and have greater control over quality, purchasing departments of OEMs and aircraft operators seek suppliers that can provide the scale, expertise and capacity to meet their needs. These customers are increasingly looking to simplify their supply chain by purchasing kits and completed assemblies rather than single parts. Our kitting and assembly services offer customers the opportunity to simplify their supply chain. Our kits permit customers to order finished, tested assemblies from us rather than procuring multiple detail parts and carrying extra inventory. We believe that our ability to provide a broad array of products and services, our reputation for quality and timely delivery and our established market presence position us to take advantage of this trend in the aerospace industry.

The Aerospace Industry

Barnes Aerospace operates in both the OEM and the maintenance, repair and overhaul segments of the aerospace market. We manufacture components for and provide services to a broad spectrum of the aerospace industry that includes commercial, regional, business and military aircraft manufacturers and operators. We also manufacture components for and provide services to the industrial gas turbine industry. The industries in which we compete are comprised of a large number of small, specialized companies and a limited number of large, well-capitalized companies. These industries have been consolidating in recent years and we believe that this consolidation will continue for the foreseeable future.

The events of September 11, 2001 and their aftermath impacted both the OEM and the maintenance, repair and overhaul markets. The most direct impact from these events was an immediate reduction in commercial air travel. Demand for air travel is affected by a number of factors, including the absolute level of general economic activity. Recent events such as the war in Iraq and the outbreak of severe acute respiratory syndrome, or SARS, have had a negative impact on air travel, the long-term effects of which cannot be determined.

The decline in demand for air travel has negatively impacted the operating performance and profitability of the worldwide airline industry. As a result, many airlines have reduced their fleet size by temporarily grounding or permanently retiring older and less cost-efficient aircraft. New aircraft orders have fallen and certain airlines have begun to delay or cancel scheduled deliveries of new aircraft.

In addition to deferring new aircraft purchases, we believe many airlines elected to defer certain optional maintenance and refurbishment activities in order to minimize total cash outlays in response to weaker air travel demand. A significant portion of maintenance, repair and overhaul activity required on commercial aircraft is mandated by government regulation that limits the total time or number of flights that may elapse between scheduled maintenance, repair or overhaul events. As a result, although short-term deferrals are possible, maintenance, repair and overhaul activity is ultimately required to continue to operate the aircraft in revenue-producing service. Therefore, trends in the maintenance, repair and overhaul market are closely related to the size and utilization level of the worldwide aircraft fleet.

The negative effects of the events of September 11, 2001 on the commercial aviation market have been somewhat offset by increased funding of new military aircraft programs such as the F-22 Raptor, the F-18 Super Hornet, the Joint Strike Fighter and the V-22 Osprey. More than 4,300 aircraft are expected to be delivered over the lives of these four programs.

We believe that a number of significant long-term trends will continue to increase the demand for the design, engineering, manufacture, repair and overhaul of aircraft components. These trends include:

Increased Air Transit and Aircraft Production. Despite recent events, we believe that the longer-term growth drivers for air transit and aircraft production remain intact. The FAA has forecasted that commercial air traffic demand, as measured by revenue passenger miles, will grow at an average rate of approximately 4% per year through 2014. Further, the FAA has forecasted that this increase in demand will lead to growth in the size of the aircraft fleet at an average rate of approximately 2% per year over the same period. We expect that this continued growth in air transit and aircraft production will increase the demand for aircraft component production and repairs.

Growth in the Market for Regional Jet Aircraft. Regional jets are becoming a larger part of aircraft fleets as airlines purchase them to replace older turboprop aircraft, increase the frequency of flights to less densely populated destinations, enhance airline operating and cost efficiency and adjust the size of the aircraft in their fleets to coincide with passenger demand. The FAA projects that the size of the regional jet fleet will grow at an average rate of approximately 9% per year through 2014. As more regional jets enter service, and as these aircraft get older, we believe that product sales to the regional jet market will increase and that demand for aftermarket repair and services in this market will also increase.

Increased Military Spending and Procurement. The Department of Defense budget for procurement of military aircraft in 2003 is $25.5 billion. We believe that the budget for operations and maintenance, commonly referred to as O&M, which funds near-term sustainment and readiness objectives, will grow with the overall level of aircraft procurement spending. Both procurement and O&M funding are important drivers of our military component production and repair business.

Increased Outsourcing by Aircraft Operators and OEMs. Aircraft operators have been under increasing pressure to reduce both operating and capital costs associated with providing aviation services. Overhaul and repair services on many parts require a technical expertise that the aircraft operators do not possess and cannot afford to develop. Additionally, aircraft components manufactured and sold by third party suppliers and components that have been repaired and overhauled are generally less expensive than new aircraft components manufactured by OEMs. As a result, OEMs and aircraft operators have increasingly outsourced aircraft components and repair and overhaul services. We expect this trend to continue as the worldwide airline industry continues to experience economic difficulties.

Reduced Number of Approved Suppliers. In order to reduce purchasing costs, streamline purchasing decisions and have greater control over quality, purchasing departments of OEMs and aircraft operators look for suppliers that can provide the scale, expertise and capacity to meet their needs. These customers require vendors to offer a broader range of services and seek to simplify their supply chain by purchasing kits and completed assemblies rather than single parts. We believe that our broad array of aviation products and services, our reputation for quality and timely delivery and our established market presence, position us to be selected as an approved supplier to these important customers.

Industrial Gas Turbine Market. Our aerospace group also operates in the OEM and maintenance, repair, and overhaul markets for industrial gas turbine components. According to the U.S. Energy Information Administration, consumption of electricity is projected to grow worldwide at a compound annual growth rate of approximately 2% through 2025. We believe that this long-term trend of increased electricity consumption should result in increased demand for the production of new industrial gas turbines and the repair and overhaul of related industrial gas turbine components, although a number of other factors also influence demand for these products and services.

Customers

Customers of Barnes Aerospace include airframe and gas turbine engine manufacturers for commercial, military and business jets and land-based industrial gas turbines. Barnes Aerospace derived nearly 60% of its 2002 revenue from customers with whom it has maintained a relationship for at least 20 years. Because of our strong customer relationships and product development efforts, we are well-positioned to participate in component and assembly requirements for current and next generation engine and airframe programs. For example, we are one of the largest outside suppliers of structural components used in the GE 90-115B turbine engine, which is the exclusive engine for the next-generation Boeing 777-300ER aircraft. Customers of our overhaul and repair services include major commercial airlines, the U.S. military and engine overhaul businesses including OEMs. Sales by Barnes Aerospace to five OEMs in the aerospace industry accounted for approximately 60% of its sales for the year ended December 31, 2002.

Competition

Barnes Aerospace’s OEM business competes primarily with both the leading jet engine OEMs and a large number of machining, fabrication and repair companies. Competition is based mainly on price, quality, engineering and technical capability, product breadth and service.

Competition for the repair and overhaul of turbine engine components comes from three principal sources: OEMs, major commercial airlines and other independent service companies. Some major commercial airlines own and operate their own service centers and sell repair and overhaul services to other aircraft operators. OEMs also maintain service centers that provide repair and overhaul services for the components that they manufacture. Other independent service organizations also compete for the repair and overhaul business of other users of aircraft components. We believe that the principal competitive factors in the repair and overhaul market are turnaround time, technical capability, price, quality and overall customer service.

Manufacturing

Barnes Aerospace manufactures highly-engineered components and assemblies for aircraft engines and airframe builders at facilities in the United States. Barnes Aerospace’s machining and fabrication operations produce critical engine and airframe parts through technically advanced processes such as laser drilling and large scale multi-axis milling and turning, with a focus on difficult materials such as titanium and other aerospace alloys. Additional capabilities include super-plastic forming and diffusion bonding, and machining of aluminum and other sheet metal products. Barnes Aerospace performs repair, overhaul and modification services at two repair facilities in the United States and at one repair facility in Singapore. Our repair facilities are all government certified. At these facilities we specialize in the refurbishment of jet engine components through processes including electron beam welding, plasma coating, vacuum brazing and water jet cleaning. Our Connecticut facility boasts the largest electron beam welder on the east coast, allowing it to refurbish parts that are too large for most of its competitors. Barnes Aerospace has implemented Kaizen processes, total productive maintenance and cellular manufacturing, all of which foster a culture of continuous improvement. Barnes Aerospace’s manufacturing processes are integrated, allowing it to perform precision machining and fabrication and manufacturing to produce a finished part.

Sales and Marketing

Barnes Aerospace products and services are sold primarily through Barnes Aerospace’s sales employees. Most of the Barnes Aerospace sales employees have technical degrees and industry experience. Barnes Aerospace works in close partnership with its customers. These partnering relationships add value to the process of manufacturing and maintenance and allow us to assess customer needs, share new technologies, anticipate future requirements and work with research and development to meet customers’ needs and requirements. Our sales employees continually seek to expand the products we sell to our customers, such as by seeking to provide kits and assemblies rather than just individual components. Barnes Aerospace has on-site customer representatives at General Electric and Rolls-Royce and has sales offices in close proximity to Pratt & Whitney’s and Honeywell’s operations. Barnes Aerospace’s facility in Singapore gives it a significant advantage in servicing the maintenance and repair needs of Asia-based airlines, and its United Kingdom sales office is instrumental in serving its European customer base.

Design and Development / Research and Development

Barnes Aerospace offers a comprehensive range of in-house support and capabilities, including a wide range of engineering expertise. Similar to Associated Spring, many of Barnes Aerospace’s products are custom components made to customers’ specifications. Barnes Aerospace’s customers typically design the component or assembly to be manufactured, and Barnes Aerospace’s state-of-the-art facilities allow it to provide customer engineering services in manufacturing research, testing and evaluation to assess and improve the design and manufacturability of the component or assembly. By participating in the design phase of the process, Barnes Aerospace positions itself to be a long-term supplier of components and assemblies to the engine or airframe projects in which it participates. Barnes Aerospace’s advanced fabrications operations continually update their process capabilities to provide customers with superior solutions to design challenges. In order to respond to the emphasis on cost reduction in the airline industry, Barnes Aerospace’s repair and overhaul operations continually seek to reduce its customers’ costs by implementing unique repair technologies and processes.

Government Regulation

The FAA regulates the manufacture, repair and operation of all aircraft and aircraft parts operated in the United States. Its regulations are designed to ensure that all aircraft are continuously maintained in proper condition to ensure safe operation of the aircraft. Similar rules apply in other countries. All aircraft must be maintained under a continuous condition monitoring program and must periodically undergo thorough inspection and maintenance. The inspection, maintenance and repair procedures for the various types of aircraft and equipment are prescribed by regulatory authorities and can be performed only by certified repair facilities utilizing certified technicians. Certification and conformance is required prior to installation of a part on an aircraft. Certification for the repair of a particular component can be obtained through source approval from the OEM manufacturing the engine in which the component is contained or an approval from a designated engineering representative, or DER, who is an engineer authorized by the FAA to approve repair procedures. Barnes Aerospace has source approvals for most of the repairs it performs on a recurring basis. We also employ a DER who can review and approve particular repairs when appropriate. Aircraft operators must maintain logs concerning the utilization and condition of aircraft engines, life-limited engine parts and airframes. In addition, the FAA requires that various maintenance routines be performed on aircraft engines, some engine parts and airframes at regular intervals based on cycles or flight time. Engine maintenance must also be performed upon the occurrence of certain events, such as foreign object damage in an aircraft engine or the replacement of life-limited engines parts.

Facilities

We conduct our operations in 22 manufacturing facilities, six sales offices (including headquarters locations) and 31 distribution centers. Our manufacturing facilities are located in the United States, Brazil, Canada, China, Germany, Mexico, Singapore and Sweden, and we have sales offices or distribution centers in the United States, Brazil, Canada, France, Ireland, Mexico, Puerto Rico, Singapore, Spain and the United Kingdom. The following table shows the breakdown of the facilities by operating group:

Type of Facility	U.S. & Canada	Europe	Mexico & South America	Asia Pacific	Total
Associated Spring
Manufacturing	8	2	2	2	14
Sales & Development	2	—	—	—	2
Barnes Aerospace
Manufacturing	7	—	—	1	8
Sales	—	1	—	—	1
Barnes Distribution
Distribution Centers	22	6	2	1	31

Total	39	9	4	4	56

All but three of the manufacturing facilities are owned. The majority of the distribution centers are leased. The above table does not include our corporate office, which is owned, or the headquarters for each of our businesses, one of which is owned and the other two of which are leased.

Raw Materials

None of our business segments or divisions are dependent upon a single source for its principal raw materials, and all such raw materials have, historically, been readily available. A number of raw materials that we use are supplied by as few as two providers; however, we have not had difficulty obtaining these materials as a result. The principal raw materials used by Associated Spring to manufacture its products are high grade spring wire steel and flat rolled steel. The principal raw materials used by Barnes Aerospace to manufacture its products are titanium and inconel; however, Barnes Aerospace also requires special materials such cobalt and other complex aerospace alloys.

Employees

At March 31, 2003, we employed approximately 6,200 people. Approximately 16.6% of our U.S. employees and 20.9% of our non-U.S. employees are covered by collective bargaining agreements which expire between 2003 and 2006. In April 2002, we experienced a work stoppage for one workday at Associated Spring’s Bristol, Connecticut facility in connection with the renewal of a collective bargaining agreement. We consider our relationships with our employees to be good.

Backlog

Our backlog of orders believed to be firm amounted to $207.0 million at March 31, 2003, compared with $205.7 million at the end of 2002. Of the backlog as of March 31, 2003, $148.2 million is attributable to Barnes Aerospace and the balance is attributable to Associated Spring. Approximately 69% of Barnes Aerospace’s backlog is tied to commercial aircraft, while 30% is tied to military, either directly or indirectly.

Legal Proceedings

We are subject to litigation from time to time in the ordinary course of our business. We do not believe that any pending or threatened litigation or claim will have a material adverse effect on our financial condition, results of operations or cash flows.

Patents and Trademarks

Patents, trademarks, licenses, franchises and concessions are not material to any of our businesses.

Environmental

Our past and present business operations and the past and present ownership and operations of real property by us are subject to extensive domestic and international environmental laws and regulations. We use and generate hazardous substances and wastes in our operations. In addition, many of our current and former properties are or have been used for industrial purposes. Accordingly, we monitor hazardous waste management and applicable environmental permitting and reporting for compliance with applicable laws at our locations in the ordinary course of our business. We may be subject to potential material liabilities relating to any investigation and clean-up of our locations or properties where we delivered hazardous waste for handling or disposal that may be contaminated and to claims alleging personal injury. However, compliance with environmental laws has not had and is not expected to have a material impact on our capital expenditures, earnings or competitive position.

MANAGEMENT

Our Board of Directors has 10 members and is divided into three classes, with directors in each class serving a three year term. The following table sets forth the names and ages of our executive officers and directors, as well as the positions and offices held by those persons.

Name	Age	Position
Directors

John W. Alden	61	Director

Thomas O. Barnes	54	Chairman of the Board

Gary G. Benanav	57	Director

William S. Bristow, Jr.	49	Director

Edmund M. Carpenter	61	Director, President and Chief Executive Officer

George T. Carpenter	62	Director

Donald W. Griffin	66	Director

Frank E. Grzelecki	65	Director

Mylle H. Mangum	54	Director

G. Jackson Ratcliffe, Jr.	67	Director

Executive Officers

John R. Arrington	56	Senior Vice President, Human Resources

William C. Denninger	52	Senior Vice President, Finance, Chief Financial Officer

Signe S. Gates	53	Senior Vice President, General Counsel and Secretary

Phillip A. Goodrich	46	Senior Vice President, Corporate Development

Francis C. Boyle, Jr.	53	Vice President, Controller

Joseph D. DeForte	60	Vice President, Tax

Lawrence W. O’Brien	53	Vice President, Treasurer

A. Keith Drewett	56	Vice President, Barnes Group Inc., and President, Barnes Distribution

Thomas P. Fodell	52	Vice President, Barnes Group Inc., and Chief Operating Officer, Associated Spring

Richard P. McCorry	41	Vice President, Barnes Group Inc., and President, Associated Spring

Gregory F. Milzcik	43	Vice President, Barnes Group Inc., and President, Barnes Aerospace

Idelle K. Wolf	51	Vice President, Barnes Group Inc., and Chief Operating Officer, Barnes Distribution

John W. Alden. Mr. Alden, 61, retired as Vice Chairman, United Parcel Service of America, Inc. in 2000. He is Chairman of the Corporate Governance Committee, and a member of the Finance Committee and the Compensation and Management Development Committee of our board of directors. From 1988 until his retirement, he served as a director of United Parcel Service. He is a director of Silgan Holdings Inc. and the Dun & Bradstreet Corporation.

Thomas O. Barnes. Mr. Barnes, 54, is Chairman of the Board of Directors and an employee of Barnes Group. He is an ex officio, non-voting member of the Executive Committee of our board of directors. He is a director of Valley Bank, Inc.

Gary G. Benanav. Mr. Benanav, 57, is Chairman and Chief Executive Officer of New York Life International, LLC since 1997. He is also Vice Chairman and a Director of New York Life Insurance Company. He is Chairman of the Audit Committee, and a member of the Corporate Governance Committee and the Compensation and Management Development Committee of our board of directors. He is a director of Express Scripts, Inc., a full-service pharmacy benefit management company.

William S. Bristow, Jr. Mr. Bristow, 49, is President of W.S. Bristow & Associates, Inc., which is engaged in small business development. He is Chairman of the Executive Committee, and a member of the Corporate Governance Committee, the Finance Committee, and the Audit Committee of our board of directors.

Edmund M. Carpenter. Mr. Carpenter, 61, became President and Chief Executive Officer of Barnes Group in 1998. He is an ex officio, non-voting member of the Executive Committee of our board of directors. From 1996 to 1998, he was a Senior Managing Director of Clayton, Dubilier & Rice, Inc., a private equity firm. From 1988 to 1995, he was Chairman and Chief Executive Officer of General Signal Corporation, a manufacturer of capital equipment and instruments for the process control, electrical, semi-conductor and telecommunications industries. He is a director of Campbell Soup Company and Dana Corporation.

George T. Carpenter. Mr. Carpenter, 62, is President and a director of The S. Carpenter Construction Company, which is involved in general contracting, and The Carpenter Realty Company, which is involved in real estate management. He is Chairman of the Finance Committee, and a member of the Executive Committee and the Corporate Governance Committee of our board of directors. He is a director of Webster Financial Corporation.

Donald W. Griffin. Mr. Griffin, 66, is retired. He is a member of the Audit Committee, the Corporate Governance Committee and the Compensation and Management Development Committee of our board of directors. He was Chairman of the Board of Directors of Olin Corporation from 1996 to April 2003, and President and Chief Executive Officer of Olin from 1996 through 2000. He is a director of Eastman Chemical Company.

Frank E. Grzelecki. Mr. Grzelecki, 65, is retired. He is Chairman of the Compensation and Management Development Committee, and a member of the Executive Committee, the Audit Committee, and the Finance Committee of our board of directors. He was a Managing Director of Saugatuck Associates, Inc., a private investment firm, from 1999 to 2000. He was a director and Vice Chairman of Handy & Harman, a diversified industrial manufacturing company, from 1997 to 1998. From 1992 to 1997, he served as a director and President and Chief Operating Officer of Handy & Harman. Mr. Grzelecki is a trustee of The Phoenix Edge Series Fund.

Mylle H. Mangum. Ms. Mangum, 54, is the Chief Executive Officer of True Marketing Services, a newly formed venture. She is a member of the Corporate Governance Committee, the Finance Committee, and the Compensation and Management Development Committee of our board of directors. From 1999 to 2002, she was the Chief Executive Officer of MMS, a private equity company involved in developing and implementing marketing and loyalty programs in high tech environments. She was President, Global Payment Systems and Senior Vice President, Strategic Planning and Expense Management for Carlson Wagonlit Travel from 1997 to 1999. She is a director of Scientific-Atlanta, Inc., Payless ShoeSource, Inc. and Havertys Furniture Companies, Inc.

G. Jackson Ratcliffe, Jr. Mr. Ratcliffe, 67, is Chairman of the Board of Directors of Hubbell Incorporated, after also serving as President and Chief Executive Officer of Hubbell from 1987 through July 2001. He is a member of the Audit Committee, the Finance Committee, and the Compensation and Management Development Committee of our board of directors. He is a director of Sunoco, Inc., Praxair, Inc. and Olin Corporation.

John R. Arrington. Mr. Arrington, 56, joined Barnes Group as Senior Vice President, Human Resources in April 1998. From 1995 to 1998, Mr. Arrington was Vice President, Human Resources of U.S. West Communications Group.

William C. Denninger. Mr. Denninger, 52, joined Barnes Group as Senior Vice President, Finance and Chief Financial Officer in March 2000. From 1994 to 2000, Mr. Denninger was Vice President-Finance and Chief Financial Officer of BTR Inc., an industrial products manufacturer. Mr. Denninger is a director of Graham Corporation.

Signe S. Gates. Ms. Gates, 53, joined Barnes Group as Senior Vice President, General Counsel and Secretary in June 1999. From 1996 to 1999, Ms. Gates was Vice President, General Counsel and Corporate Secretary of Axel Johnson Inc., a manufacturing, distribution and service company in the energy, telecommunications and environmental industries.

Phillip A. Goodrich. Mr. Goodrich, 46, joined Barnes Group as Vice President, Business Development in November 1999. He was promoted to Senior Vice President, Corporate Development in December 2000. From 1996 to 1998, Mr. Goodrich was Senior Vice President, Corporate Development of AMETEK, Inc., a manufacturer of electric motors and electronic equipment.

Francis C. Boyle, Jr. Mr. Boyle, 53, joined Barnes Group in April 1978. In his 25-year career with Barnes Group, Mr. Boyle has held a series of increasingly responsible roles in the corporate reporting and accounting functions, and was appointed as our Vice President, Controller in 1997. Prior to joining Barnes Group, Mr. Boyle was employed as an audit manager for Ernst & Young.

Joseph D. DeForte. Mr. DeForte, 60, joined Barnes Group as Vice President, Tax in August 1999. From 1997 to 1999, Mr. DeForte was Vice President and Chief Financial Officer of Loctite Corporation, a manufacturer and distributor of adhesives and sealants. From 1988 to 1997, Mr. DeForte was Vice President, Tax, Loctite Corporation. In 1997, Loctite Corporation became a subsidiary of Henkel KGaA.

Lawrence W. O’Brien. Mr. O’Brien, 53, joined Barnes Group as Vice President and Treasurer in August 2001. From 1997 to 2001, Mr. O’Brien was Vice President and Treasurer of L-3 Communications Corporation. From 1981 to 1996, Mr. O’Brien worked for Pechiney Corporation including serving as Vice President and Treasurer from 1990 to 1996.

A. Keith Drewett. Mr. Drewett, 56, joined Barnes Group as Vice President, Barnes Group Inc. and President, Barnes Distribution in May 2000, upon our acquisition of Curtis Industries. From 1998 to 2000, Mr. Drewett was President and Chief Executive Officer of Curtis Industries, Inc. From 1992 to 1998, he was President of the Automotive and Industrial Division of Curtis Industries. He was also Senior Vice President of Curtis from 1997 to 1998 and Vice President of Curtis from 1992 to 1997.

Thomas P. Fodell. Mr. Fodell, 52, joined Barnes Group in November 1979. Mr. Fodell has held a series of increasingly responsible positions in the sales, marketing and management functions of Associated Spring, and was most recently appointed Chief Operating Officer of Associated Spring in 2002. Prior to that Mr. Fodell was the Vice President, Sales and Marketing from 1999 to 2002, and was the director of worldwide automotive sales from 1997 to 1999.

Richard P. McCorry. Mr. McCorry, 41, joined Barnes Group as President, Associated Spring on May 1, 2003. He was elected as Vice President, Barnes Group Inc. on May 6, 2003. From 2001 to April 2003, Mr. McCorry was President of Textron Power Transmission, a business segment of Textron, Inc. He was Executive Vice President – Global Operations for Textron Industrial Products in 2001, and from 1999 to 2001, he was Managing Director of Textron Automotive Company Italia, S.r.l. From 1995 to 1999, Mr. McCorry held various vice president roles in the operating and engineering functions of Textron and Lear Corporation.

Gregory F. Milzcik. Mr. Milzcik, 43, joined Barnes Group as Vice President, Barnes Group Inc. and President, Barnes Aerospace in June 1999. From 1997 to 1999, Mr. Milzcik was Vice President and General Manager of International Operations of Lockheed Martin Aircraft and Logistics, an aerospace manufacturing and service company. From 1994 to 1997, Mr. Milzcik was Group Vice President, Manufacturing and Overhaul of Precision Standard, Inc., an aerospace structure manufacturing and engineering services company.

Idelle K. Wolf. Ms. Wolf, 51, joined Barnes Group as Vice President, Barnes Group Inc. and Chief Operating Officer, Barnes Distribution in May 2000, upon our acquisition of Curtis Industries. From 1998 to 2000, Ms. Wolf was Executive Vice President and Chief Operating Officer of Curtis Industries, Inc. She was Senior Vice President and Chief Financial Officer of Curtis from 1997 to 1998, and Vice President of Finance and Chief Financial Officer from 1992 to 1997.

SELLING STOCKHOLDER

The selling stockholder is offering 823,506 shares of our common stock pursuant to this prospectus supplement and the accompanying prospectus.

The following table sets forth, with respect to the selling stockholder (i) the number of shares of common stock beneficially owned as of March 31, 2003 and prior to the offering contemplated hereby, (ii) the number of shares of common stock to be sold by the selling stockholder under this prospectus supplement, and (iii) the number of shares of common stock which will be owned after the offering by the selling stockholder.

Name	Prior to Offering			Shares Offered	After Offering
	Shares	Percent			Shares	Percent
GC-Sun Holdings II, L.P.	923,506	4.6	%(1)	823,506	100,000	*

*	Less than 1% of the outstanding shares of common stock.
(1)	Based on 19,936,075 shares of common stock outstanding as of March 31, 2003. The number of shares reported in the accompanying prospectus as outstanding as of March 31, 2003 (20,231,339 shares), and on which the corresponding percentage included in the accompanying prospectus is based, is overstated by 295,264 shares. See footnote (1) to the table included in the section entitled “Capitalization.”

UNDERWRITING

We and GC-Sun Holdings II, L.P., as selling stockholder, are offering the shares of common stock described in this prospectus supplement through a number of underwriters. Banc of America Securities LLC, McDonald Investments Inc., Robert W. Baird & Co. Incorporated and BB&T Capital Markets, a division of Scott & Stringfellow, Inc., are the representatives of the underwriters. We and the selling stockholder have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholder have severally agreed to sell the underwriters, and each of the underwriters has severally agreed to purchase, the number of shares of common stock listed next to its name below:

Underwriters	Number of Shares
Banc of America Securities LLC	1,694,104
McDonald Investments Inc.	423,526
Robert W. Baird & Co. Incorporated	352,938
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	352,938

Total	2,823,506

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares of common stock to the public when and if the underwriters buy the shares from us and the selling stockholder.

The underwriters initially will offer shares to the public at the price specified on the cover page of this prospectus supplement. The underwriters may allow to selected dealers a concession of not more than $0.627 per share. The underwriters may also allow, and any other dealers may reallow, a concession of not more than $0.100 per share to selected other dealers. If all the shares of common stock are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

•	The receipt and acceptance of the common stock by the underwriters; and

•	The underwriters’ right to reject orders in whole or in part.

We have granted the underwriters an option to buy up to 423,525 additional shares of common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional shares of common stock approximately in proportion to the amounts specified in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	No Exercise	Full Exercise
Per share	$1.045	$1.045
Total	$2,950,564	$3,393,147

The expenses of the offering, not including underwriting discounts and commissions, are estimated to be approximately $425,000 and will be payable by us. Expenses of this offering, exclusive of the underwriting discounts and commissions, include the SEC filing fee, the New York Stock Exchange filing fee, legal and accounting fees, printing expenses, transfer agent and registrar fees and other miscellaneous fees.

We, our executive officers and directors and the selling stockholder have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we, our executive officers and directors and the selling stockholder may not offer, sell, contract to sell or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock without the prior written consent of Banc of America Securities LLC. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement.

We and the selling stockholder will indemnify the underwriters against some liabilities, including some liabilities under the Securities Act. If we or the selling stockholder are unable to provide this indemnification, we and the selling stockholder will contribute to the payments the underwriters may be required to make in respect of those liabilities.

Our common stock is quoted on the New York Stock Exchange under the symbol “B.”

In connection with this offering, certain of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may overallot in connection with this offering, creating a short position. In addition, the underwriters may bid for, and purchase, our common stock in the open market to cover short positions or to stabilize the price of our common stock. Any of these activities may stabilize or maintain the market price of our common stock above independent market levels, but no representation is made hereby of the magnitude of any effect that the transactions described above may have on the market price of our common stock. The underwriters will not be required to engage in these activities, and may engage in these activities, and may end any of these activities at any time without notice.

Several of the underwriters or their affiliates have provided and in the future may continue to provide investment banking and other financial services, including the provision of credit facilities, to us in the ordinary course of business for which they have received and will receive customary compensation. In addition, affiliates of certain underwriters participating in this offering are lenders under our revolving credit facility. Banc of America Securities LLC is the arranger under the selling stockholder’s credit agreement, and the administrative agent and a lender under that credit agreement are affiliates of Banc of America Securities LLC. Because more than 10% of the proceeds of this offering, not including underwriting compensation, may be received by entities who are affiliated with National Association of Securities Dealers, Inc. members who are participating in this offering, this offering is being conducted in compliance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as a bona fide independent market (as defined in the Conduct Rules of the National Association of Securities Dealers, Inc.) exists in our common stock.

LEGAL MATTERS

The validity of the issuance of the shares of our common stock to be sold in this offering and other legal matters related to this offering will be passed upon for us by Nixon Peabody LLP, Rochester, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Shearman & Sterling, New York, New York.

EXPERTS

The consolidated financial statements of Barnes Group Inc. as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 included and incorporated by reference in this prospectus supplement have been so included and incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

We are subject to the reporting requirements of the Securities Exchange Act of 1934 and, in accordance with these requirements, we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. We have also filed a registration statement on Form S-3, including exhibits, under the Securities Act of 1933 with respect to the common stock offered by this prospectus supplement. This prospectus supplement and the accompanying prospectus, which is part of the registration statement, do not contain all of the information included in the registration statement or the exhibits. The registration statement as well as the reports, proxy statements and other information filed by us can be inspected at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Copies of these materials can also be obtained from the Public Reference Section of the SEC at the address mentioned above at prescribed rates.

The SEC also maintains a website that contains registration statements, reports, proxy and information statements and other information regarding companies like us that file electronically with the SEC. The address of the SEC’s website is www.sec.gov. Reports, proxy statements and other information concerning our business may also be inspected at the offices of the New York Stock Exchange, on which our common stock is listed, at 20 Broad Street, New York, New York 10005. This information may also be obtained from us as described below.

The SEC allows us to “incorporate by reference” the information we file with it into this prospectus supplement and the accompanying prospectus, which means that we can disclose important information to you by referring you to those documents, and those documents will be considered part of this prospectus supplement and the accompanying prospectus. Information that we file later with the SEC will automatically update and supercede the previously filed information. We incorporate by reference in this prospectus supplement each of the documents listed below and any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement and before the end of the offering of our common stock:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003;

•	The portions of our Proxy Statement dated March 17, 2003 that are incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

•	Our Current Reports on Form 8-K filed with the SEC on January 21, 2003 and February 20, 2003 (as amended by Form 8-K/A filed with the SEC on April 14, 2003);

•	The description of our common stock contained in our Registration Statement on Form 10 filed with the SEC on August 21, 1963; and

•	The description of our preferred stock purchase rights contained in our Registration Statement on Form 8-A filed with the SEC on December 20, 1996, as amended by Form 8-A/A filed with the SEC on March 18, 1999.

You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

Investor Relations

Barnes Group Inc.

123 Main St.

Bristol, Connecticut 06010-0489

(860) 583-7070

Exhibits to the filings will not be sent, however, unless these exhibits have specifically been incorporated by reference in this document.

BARNES GROUP INC.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and

Stockholders of Barnes Group Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Barnes Group Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards, No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002.

/s/ PRICEWATERHOUSECOOPERS LLP

Hartford, Connecticut

January 31, 2003,

except for Note 3, which is as of February 6, 2003.

BARNES GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	December 31,
	2002	2001
ASSETS
Current Assets
Cash and cash equivalents	$28,355	$48,868
Accounts receivable, less allowances (2002—$2,891; 2001—$3,114)	97,533	94,124
Inventories	88,809	85,721
Deferred income taxes	16,024	16,702
Prepaid expenses	7,916	11,120

Total current assets	238,637	256,535
Deferred income taxes	22,610	5,783
Property, plant and equipment	159,440	152,943
Goodwill	164,594	159,836
Other assets	67,249	61,408

Total assets	$652,530	$636,505

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Notes payable	$—	$5,500
Accounts payable	63,389	71,410
Accrued liabilities	61,853	59,118
Long-term debt—current	6,837	47,576

Total current liabilities	132,079	183,604
Long-term debt	214,125	178,365
Accrued retirement benefits	87,162	63,610
Other liabilities	10,944	12,089

Commitments and contingencies (Notes 9 and 18)

Stockholders’ equity
Common stock—par value $0.01 per share Authorized: 60,000,000 shares Issued: 22,037,769 shares at par value	220	220
Additional paid-in capital	53,511	54,874
Treasury stock at cost (2002—3,081,718 shares; 2001—3,576,322 shares)	(61,847)	(76,903)
Retained earnings	255,147	243,369
Accumulated other non-owner changes to equity	(38,811)	(22,723)

Total stockholders’ equity	208,220	198,837

Total liabilities and stockholders’ equity	$652,530	$636,505

See accompanying notes.

BARNES GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(Dollars in thousands, except per share data)

	Years Ended December 31,
	2002	2001	2000
Net sales	$784,036	$768,821	$740,032
Cost of sales	530,004	519,536	488,634
Selling and administrative expenses	209,192	208,965	188,449

	739,196	728,501	677,083

Operating income	44,840	40,320	62,949
Other income	3,651	3,890	4,773
Interest expense	14,823	16,161	15,140
Other expenses	557	4,590	3,992

Income before income taxes	33,111	23,459	48,590
Income taxes	5,960	4,338	12,925

Net income	$27,151	$19,121	$35,665

Per common share:
Net income:
Basic	$1.45	$1.03	$1.92
Diluted	1.42	1.01	1.90
Dividends	0.80	0.80	0.79
Average common shares outstanding:
Basic	18,750,442	18,506,247	18,568,359
Diluted	19,185,332	18,919,968	18,791,227

See accompanying notes.

BARNES GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

(Dollars in thousands)

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Non-Owner Changes to Equity	Total Stockholders’ Equity
January 1, 2000	$220	$49,786	$(63,893)	$218,388	$(23,887)	$180,614
Comprehensive income:
Net income				35,665		35,665
Foreign currency translation adjustments					3,070	3,070

Comprehensive income				35,665	3,070	38,735
Dividends paid				(14,677)		(14,677)
Common stock repurchases			(9,197)			(9,197)
Employee stock plans		2,059	3,909	(110)		5,858

December 31, 2000	220	51,845	(69,181)	239,266	(20,817)	201,333
Comprehensive income:
Net income				19,121		19,121
Foreign currency translation adjustments					(1,244)	(1,244)
Unrealized losses on hedging activities					(662)	(662)

Comprehensive income				19,121	(1,906)	17,215
Dividends paid				(14,806)		(14,806)
Common stock repurchases			(8,798)			(8,798)
Employee stock plans		3,029	1,076	(212)		3,893

December 31, 2001	220	54,874	(76,903)	243,369	(22,723)	198,837
Comprehensive income:
Net income				27,151		27,151
Foreign currency translation adjustments					1,236	1,236
Unrealized losses on hedging activities					(502)	(502)
Minimum pension liability adjustment					(16,822)	(16,822)

Comprehensive income				27,151	(16,088)	11,063
Dividends paid				(15,018)		(15,018)
Stock issued for the purchase of Spectrum		(358)	3,358			3,000
Stock issued for charitable contribution		(90)	488			398
Common stock repurchases			(1,147)			(1,147)
Employee stock plans		(915)	12,357	(355)		11,087

December 31, 2002	$220	$53,511	$(61,847)	$255,147	$(38,811)	$208,220

See accompanying notes.

BARNES GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(Dollars in thousands)

	Years ended December 31,
	2002	2001	2000
Operating activities:
Net income	$27,151	$19,121	$35,665
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	33,626	37,045	35,871
Loss (gain) on disposition of property, plant and equipment	(222)	2,093	(1,960)
Changes in assets and liabilities:
Accounts receivable	5,692	11,378	1,087
Inventories	9,843	(3,629)	(7,631)
Prepaid expenses	3,095	(1,884)	(1,425)
Accounts payable	(12,626)	13,514	(5,415)
Accrued liabilities	(87)	(5,552)	1,026
Deferred income taxes	(15,941)	6,510	5,863
Long-term pension asset	(2,070)	(7,514)	(8,249)
Other	5,950	(6,044)	(2,975)

Net cash provided by operating activities	54,411	65,038	51,857
Investing activities:
Proceeds from disposition of property, plant and equipment	3,592	1,093	2,744
Capital expenditures	(19,367)	(24,857)	(28,042)
Business acquisitions, net of cash acquired	(31,189)	(1,036)	(104,935)
Other	(1,003)	(1,209)	(4,309)

Net cash used by investing activities	(47,967)	(26,009)	(134,542)
Financing activities:
Net decrease in notes payable	(2,935)	(1,463)	(5,201)
Payments on long-term debt	(61,004)	(28,000)	(60,000)
Proceeds from the issuance of long-term debt	48,000	23,711	150,000
Proceeds from the issuance of common stock	3,792	2,845	3,920
Common stock repurchases	(1,147)	(8,798)	(9,197)
Dividends paid	(15,018)	(14,806)	(14,677)
Proceeds from the sale of swaps	4,702	13,766	—
Other	(752)	(584)	—

Net cash (used) provided by financing activities	(24,362)	(13,329)	64,845
Effect of exchange rate changes on cash flows	(2,595)	(135)	(2,489)

(Decrease) increase in cash and cash equivalents	(20,513)	25,565	(20,329)
Cash and cash equivalents at beginning of year	48,868	23,303	43,632

Cash and cash equivalents at end of year	$28,355	$48,868	$23,303

Supplemental Disclosure of Cash Flow Information:

Non-cash financing and investing activities include the 2002 issuance of $3.0 million of treasury stock and $2.0 million in installment payments in connection with the Spectrum acquisition.

See accompanying notes.

BARNES GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

(All dollar amounts included in the notes are stated in thousands except per share data and the tables in Note 17.)

1.    Summary of Significant Accounting Policies

General: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

Consolidation: The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries. Intercompany transactions and account balances have been eliminated. The Company accounts for its 45% investment in the common stock of NASCO, a suspension spring company jointly owned with NHK Spring Co., Ltd. of Japan, under the equity method. The NASCO investment of $9,908 and $9,431 as of December 31, 2002 and 2001, respectively, is included in other assets. Other income in the accompanying income statements includes income of $1,090, $408 and $1,611 for the years 2002, 2001 and 2000, respectively, from the Company’s investment in NASCO. The Company received dividends from NASCO totaling $44, $464 and $666 in 2002, 2001 and 2000, respectively.

Revenue recognition: Sales and related cost of sales are recognized when products are shipped to customers and title has passed.

Cash and cash equivalents: Cash in excess of operating requirements is invested in short-term, highly liquid, income-producing investments. All highly liquid investments purchased with a maturity of three months or less are cash equivalents. Cash equivalents are carried at fair value.

Inventories: Inventories are valued at the lower of cost or market. The last-in, first-out (LIFO) method was used to accumulate the cost of the majority of U.S. inventories, which represent 66% of total inventories. The cost of all other inventories was determined using the first-in, first-out (FIFO) method. Loss provisions, if any, on contracts are established when reasonably expected. Loss provisions are based on the excess inventoriable costs over the net revenues of the products or group of related products under contract.

Property, plant and equipment: Property, plant and equipment is stated at cost. Depreciation is recorded over estimated useful lives, ranging from 20 to 50 years for buildings and three to 17 years for machinery and equipment. The straight-line method of depreciation was adopted for all property, plant and equipment placed in service after March 31, 1999. For property, plant and equipment placed into service prior to April 1, 1999, depreciation is calculated using accelerated methods.

Goodwill: Goodwill represents the excess purchase price over the net assets of companies acquired in business combinations. In accordance with SFAS 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002, goodwill is not being amortized, as the lives are considered indefinite. For periods prior to January 1, 2002, goodwill acquired since 1970 but prior to July 1, 2001, was being amortized on a straight-line basis over 40 years. Annually, goodwill is subject to impairment testing in accordance with SFAS 142. Based on this assessment, there was no goodwill impairment in 2002.

BARNES GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents income adjusted to exclude goodwill amortization expense recognized in the prior periods:

	2002	2001	2000
Net income, as reported	$27,151	$19,121	$35,665
Add back: goodwill amortization, net of income taxes	—	3,449	2,899

Adjusted net income	$27,151	$22,570	$38,564

Basic earnings per share, as reported	$1.45	$1.03	$1.92
Add back: goodwill amortization, net of income taxes	—	.19	.16

Adjusted basic earnings per share	$1.45	$1.22	$2.08

Diluted earnings per share, as reported	$1.42	$1.01	$1.90
Add back: goodwill amortization, net of income taxes	—	.18	.15

Adjusted diluted earnings per share	$1.42	$1.19	$2.05

Derivatives: The Company has manufacturing, sales and distribution facilities around the world and thus makes investments and conducts business transactions denominated in various currencies. The Company is also exposed to fluctuations in interest rates and commodity price changes. These financial exposures are monitored and managed by the Company as an integral part of its risk management program. The Company uses financial instruments to hedge its exposure to fluctuations in interest rates and foreign currency exchange rates but does not use derivatives for speculative or trading purposes. The Company also does not use derivatives to manage commodity exposures or hedge its foreign currency net investment exposure.

The Company adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, on January 1, 2001. The standard requires that all derivative instruments be recorded on the balance sheet at fair value. The accounting for changes in the fair value depends on how the derivative is used and designated. In accordance with the transition provisions of SFAS 133, the Company recorded a $400 gain on January 1, 2001, which was entirely offset by a loss recorded on the re-measurement of underlying balance sheet items. There was no transition adjustment to other non-owner changes to equity.

Foreign currency contracts qualify as fair value hedges of unrecognized firm commitments, or cash flow hedges of recognized assets and liabilities or anticipated transactions. Gains and losses on derivatives are recorded directly to earnings or other non-owner changes to equity, depending on the designation. Amounts recorded to other non-owner changes to equity are reclassified to earnings in a manner that matches the earnings impact of the hedged transaction. Any ineffective portion is recorded directly to earnings. The Company’s policy for classifying cash flows from derivatives is to report the cash flows consistent with the underlying instrument.

At December 31, 2002, the fair value of derivatives held by the Company was a net liability of $1,833. During 2002, losses of $279 included in other non-owner changes to equity were reclassified to earnings. Amounts in other non-owner changes to equity expected to be reclassified to earnings within the next year are not material. During 2002, gains or losses related to hedge ineffectiveness were immaterial. Foreign currency transaction gains included in income were $1,172, $1,874 and $1,012 in 2002, 2001 and 2000, respectively, inclusive of gains and losses on foreign currency derivatives.

Foreign currency translation: The majority of the Company’s foreign subsidiaries use the local currency as the functional currency. Assets and liabilities of foreign operations are translated at year-end rates of exchange;

BARNES GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

revenues and expenses are translated at average annual rates of exchange. The resulting translation gains and losses are reflected in accumulated other non-owner changes to equity within stockholders’ equity.

Stock-Based Compensation: The Company has stock-based employee compensation plans, which are described more fully in Note 15. The Company accounts for those plans under the recognition and measurement principles of APB Opinion 25, “Accounting for Stock Issued to Employees,” and related Interpretations. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation.

	2002	2001	2000
Net income, as reported	$27,151	$19,121	$35,665
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	1,589	1,227	431
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(5,970)	(4,962)	(3,108)

Pro forma net income	$22,770	$15,386	$32,988

Earnings per share:
Basic—as reported	$1.45	$1.03	$1.92
Basic—pro forma	1.21	.83	1.78
Diluted—as reported	1.42	1.01	1.90
Diluted—pro forma	1.18	.81	1.76

The fair value of each stock option grant on the date of grant has been estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001	2000
Risk-free interest rate	3.69%	4.84%	6.65%
Expected life	4.0 years	4.3 years	5.0 years
Expected volatility	35%	35%	30%
Expected dividend yield	3.51%	3.40%	3.57%

The weighted-average grant date fair values of options granted during 2002, 2001 and 2000 were $5.37, $4.77 and $4.44, respectively.

2.    Acquisitions

During the past three years, the Company has acquired a number of businesses, all of which were accounted for using the purchase method. Accordingly, the results of operations of the acquired companies have been included in the consolidated results from their respective acquisition dates.

In May 2000, the Company purchased substantially all of the assets and liabilities of Curtis for $63,363. Curtis, a distributor of MRO supplies and high-quality security products, was combined with Bowman Distribution to form Barnes Distribution. This business combination created a broader product offering, enhanced service capabilities and increased sales penetration for the business segment. The combination also created significant cost savings opportunities, primarily through headquarters and distribution center consolidations and increased purchasing leverage. A majority of these cost savings were realized in 2002. In

BARNES GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

connection with the Curtis acquisition, the Company incurred certain integration costs which are more fully discussed in Note 8.

In September 2000, the Company purchased substantially all of the assets and liabilities of Kratz-Wilde Machine Company and Apex Manufacturing Inc. (Kratz-Wilde/Apex) for $40,938. Kratz-Wilde/Apex fabricates and machines intricate aerospace components for jet engines and auxiliary power units. These businesses are included in the Barnes Aerospace segment. This acquisition augmented Barnes Aerospace by extending product depth and customer penetration, and also provided an additional FAA-licensed aircraft engine repair facility.

In 2001, the Company completed two bolt-on acquisitions for a combined purchase price of $3,830. In January 2001, the Company acquired Euro Stock. Euro Stock distributes standard springs through catalogs to customers located primarily in Europe. This business, which is included in the Barnes Distribution segment, expanded Barnes Distribution’s presence in Europe and added a new sales channel through Euro Stock’s product catalog. In November 2001, the Company acquired certain assets of Forward Industries, L.L.C., and its subsidiary Forward Industries, Ltd. Forward Industries designs and manufactures nitrogen gas springs that are used in the appliance, automotive, heating and cooling and electrical industries. This acquisition has been integrated with the Company’s existing nitrogen gas spring business and is included in the Associated Spring segment. The acquisition broadened the nitrogen gas spring product line offering of Associated Spring.

In 2002, the Company completed two acquisitions for a total purchase price of $34,029. Consideration for the acquisitions included cash of approximately $31,029, of which $2,000 will be paid in two equal installments in April 2003 and April 2004, and issuance of 119,048 shares of Barnes Group common stock (at a market value at the time of the acquisition of approximately $3,000). In February 2002, the Company acquired substantially all of the manufacturing assets of Seeger-Orbis GmbH & Co. OHG of Germany (Seeger-Orbis) from TransTechnology Corporation. Seeger-Orbis is a leading manufacturer of retaining rings used in a number of transportation and industrial applications. The Seeger-Orbis acquisition expanded Associated Spring’s product line and geographic reach, particularly into the automotive and industrial manufacturing markets of Western Europe. In April 2002, the Company acquired Spectrum Plastics Molding Resources, Inc. of Ansonia, Connecticut (Spectrum). Spectrum is a premier manufacturer of plastic injection-molded components and assemblies that are used primarily in the telecommunications, electronics, medical and consumer goods industries. Spectrum, which is included in the Associated Spring segment, provides Associated Spring with the capability of providing more complete product solutions with discrete or continuous metal-in-plastic and plastic-on-metal injection molded components.

The purchase prices for these acquisitions have been allocated to tangible and intangible assets and liabilities of the businesses based upon estimates of their respective fair values.

The 2002 and 2001 acquisitions provided incremental sales of $39,659 in 2002. The 2001 and 2000 acquisitions provided incremental sales of $60,860 in 2001. Pro forma net profit has not been presented for the 2002 and 2001 acquisitions because the results would not be significantly different than historical results.

The following table reflects the operating results of the Company for the year ended December 31, 2000, on a pro forma basis, which gives effect to the acquisitions of the two businesses acquired in 2000 at the beginning of the year. The pro forma results are not necessarily indicative of the operating results that would have occurred had the acquisitions been effective January 1, 2000; nor are they intended to be indicative of results that may occur in the future. The underlying pro forma information includes the amortization expense associated with the assets acquired, the Company’s financing arrangements, certain purchase accounting adjustments and related

BARNES GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

income tax effects. The pro forma results do not include the effects of synergies and cost reduction initiatives related to the acquisitions.

2000
(Unaudited)
Net sales	$798,652
Income before income taxes	48,309
Net income	35,449
Per common share:
Basic	$1.91
Diluted	1.89

3.    Subsequent Event

On February 6, 2003, the Company acquired Kar Products, a leading full-service distributor of MRO supplies to industrial, construction, transportation and other markets. The acquisition expands both the geographic scope and product line reach of the Barnes Distribution segment. Kar Products has a diversified customer base that operates in all 50 states, Puerto Rico and Canada, further enhancing Barnes Distribution’s leadership position within the MRO market and its international presence. The purchase price of $78,500 was financed through a combination of $4,000 of cash, $56,000 of debt and $18,500 (923,506 shares) of Barnes Group common stock. The Company expects to achieve a number of post-acquisition cost savings and other synergies through headquarters and infrastructure consolidation. The costs related to the consolidation efforts have not been finalized and therefore are not included in the pro forma data that follows.

The Company is in the process of obtaining third-party valuations of certain assets acquired with Kar Products. Thus, the allocation of the purchase price is subject to refinement. Any amounts attributable to such assets are expected to be finalized during 2003. The following pro forma data summarize the combined balance sheets of the Company and Kar Products as if the acquisition had occurred at December 31, 2002.

	As Reported	Kar (1)	Other (2)	Pro forma
	(Unaudited)
Current assets	$238,637	$29,543	$(4,000)	$264,180
Non-current assets	249,299	7,052		256,351
Goodwill	164,594	50,247		214,841

Total assets	$652,530	$86,842	$(4,000)	$735,372

Current liabilities	$132,079	$8,342	—	$140,421
Long term debt	214,125		56,000	270,125
Other liabilities	98,106			98,106
Stockholders’ equity/net assets	208,220	78,500	(60,000)	226,720

Liabilities and stockholders’ equity	$652,530	$86,842	$(4,000)	$735,372

(1)	The Kar amounts represent the estimated fair values of the assets acquired and liabilities assumed.
(2)	Other includes the acquisition financing. The net increase in shareholders equity reflects the $18,500 issuance of shares.

BARNES GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    Inventories

Inventories at December 31 consisted of:

	2002	2001
Finished goods	$58,244	$51,839
Work-in-process	16,993	18,370
Raw materials and supplies	13,572	15,512

	$88,809	$85,721

Inventories valued by the LIFO method aggregated $58,506 and $66,092 at December 31, 2002 and 2001, respectively. If LIFO inventories had been valued using the FIFO method, they would have been $12,567 and $13,135 higher at those dates.

5.    Property, Plant and Equipment

Property, plant and equipment at December 31 consisted of:

	2002	2001
Land	$9,087	$4,046
Buildings	79,578	74,191
Machinery and equipment	340,647	328,402

	429,312	406,639
Less accumulated depreciation	269,872	253,696

	$159,440	$152,943

Depreciation expense was $29,304, $30,008 and $30,314 for 2002, 2001 and 2000, respectively.

6.    Goodwill and Other Intangible Assets

Goodwill: The following table sets forth the change in the carrying amount of goodwill for each reportable segment:

	Associated Spring	Barnes Aerospace	Barnes Distribution	Total BGI
January 1, 2001	$71,416	$26,127	$58,124	$155,667
Goodwill acquired	(1,120)	6,275	3,230	8,385
Goodwill amortization	(1,791)	(987)	(1,438)	(4,216)

December 31, 2001	68,505	31,415	59,916	159,836
Goodwill acquired	7,872	(515)	(2,599)	4,758

December 31, 2002	$76,377	$30,900	$57,317	$164,594

During 2002, an additional $1,035 of goodwill was recognized related to Associated Spring’s November 2001 acquisition of Forward Industries assets, related primarily to an adjustment to the fair value of the equipment acquired, and $6,837 million for the April 2002 acquisition of Spectrum. No goodwill resulted in connection with the acquisition of Seeger-Orbis. Goodwill related to the Barnes Aerospace 2000 acquisition of

BARNES GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Kratz-Wilde/Apex decreased $515 in 2002, the result of the reduction of accrued acquisition costs. Also in 2002, goodwill was reduced by $2,599 related to Barnes Distribution’s Curtis acquisition. This reduction relates primarily to an adjustment to the reorganization accrual and inventory valuation.

In 2001, Associated Spring’s goodwill related to the acquisition of the nitrogen gas spring business was reduced by $1,272, reflecting the adjustment to accrued acquisition costs. Initial goodwill of $152 was recorded for the acquisition of certain assets of Forward Industries. The $6,275 increase in goodwill resulted from the completion of the purchase price allocation to the Barnes Aerospace segment valuation of inventories, backlog and fixed assets, offset by a $700 purchase price adjustment. Barnes Distribution’s business reorganization of Curtis, acquired in 2000, and the completion of the purchase price allocation resulted in $2,332 of additional goodwill being recognized. In addition, $898 of goodwill was recorded in Barnes Distribution related to the acquisition of Euro Stock.

At December 31, 2002, $80,524 of goodwill is tax deductible.

Acquired Intangible Assets: Intangible assets, other than goodwill, consist of registered trademarks, purchased in the acquisition of the nitrogen gas spring business in 1999, and registered trademarks and patents purchased in the 2002 acquisitions of Seeger-Orbis and Spectrum. The amounts attributable to these intangible assets are included in the purchase price allocations.

Trademarks acquired with the purchase of the nitrogen gas spring business are being amortized over their estimated useful lives of 30 years. At December 31, 2002, the gross carrying amount of trademarks was $4,395 and accumulated amortization was $488. The aggregate amortization expense is approximately $146 in each of the years 2003 through 2007.

Intangible assets that were acquired with Seeger-Orbis were $3,047 and consist of trademarks and patents with estimated useful lives of 30 and 15 years, respectively. The accumulated amortization at the end of 2002 was $197. The aggregate amortization expense is approximately $236 in each of the years 2003 through 2007. Intangible assets that were acquired with Spectrum were $2,400 and consist primarily of trade-marks with estimated useful lives of 30 years. The accumulated amortization at the end of 2002 was $57. The aggregate amortization expense is $87 in each of the years 2003 through 2007.

7.    Accrued Liabilities

Accrued liabilities at December 31 consisted of:

	2002	2001
Payroll and other compensation	$16,063	$13,503
Postretirement/postemployment benefits	9,315	9,283
Other	36,475	36,332

	$61,853	$59,118

8.     Business Reorganization Accruals

Business reorganization accruals are included in accrued liabilities.

In connection with the Curtis acquisition in May 2000, the Company incurred certain integration costs. The Company recorded total costs of $6,405 related primarily to lease consolidation costs, facility closure costs and

BARNES GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reductions in personnel. At December 31, 2001, $5,537 remained as liabilities related to future lease payments and facility closure costs. During 2002, $2,010 of the accrual was utilized in connection with warehouse closures. In addition, $2,030 of accruals were reduced with a corresponding reduction to goodwill. As of December 31, 2002, an accrual of approximately $1,497 remained which related to future lease payments, which will continue through the remaining lives of the leases.

During the fourth quarter of 2001, the Company recorded pretax charges of $4,842, primarily for Associated Spring, related to actions aimed at reducing the Company’s infrastructure. Such actions included the closure of an Associated Spring plant in Texas. Additional costs to transfer certain retained business to other Associated Spring plants in 2002 were not accruable in 2001 and were recognized as incurred in 2002. The 2001 charges included $179 recorded in cost of sales and $4,663 in selling and administrative expenses, and related to net workforce reductions of approximately 122 salaried and hourly employees, the elimination of approximately 128,500 square feet of facilities and the disposal of assets. At December 31, 2001, the accrual balance of $2,223 related to facility holding costs and severance. During 2002, $1,695 of the accrual was utilized. As of December 31, 2002, the remaining balance of $528 related to post-closure holding costs for the Texas plant, which is currently for sale.

9.    Debt and Commitments

Long-term debt at December 31 consisted of:

	2002		2001
	Carrying Amount	Fair Value	Carrying Amount
7.13% Notes, including interest swap	$19,028	$18,724	$25,000
7.66% Notes	24,500	24,530	24,500
7.80% Notes	45,500	44,861	45,500
9.34% Notes, including deferred gain	64,379	61,066	61,741
2.15% Notes	20,205	20,198	22,200
Revolving Credit	32,000	32,000	40,000
Industrial Revenue Bonds	7,000	7,000	7,000
Borrowings under lines of credit	6,000	6,000	—
Capital leases	2,350	2,350	—

	220,962	216,729	225,941
Less current maturities	(6,837)	(6,837)	(47,576)

Total	$214,125	$209,892	$178,365

The 7.13% Notes are payable in four equal annual installments of $6,250 that began on December 5, 2002. The 7.66% Notes are payable in 2007. The 7.80% Notes are payable in three equal annual installments beginning in 2008. The 9.34% Notes are payable in three equal installments beginning in 2006.

In July 2001, the Company borrowed Yen 3,000 million, under a term loan facility with The Development Bank of Singapore Limited. The loan is payable in ten semi-annual installments of Yen 87.3 million that began on December 28, 2001, with a balloon payment of Yen 2,214.3 million due June 30, 2006. The borrowing has a stated interest rate of 2.15%. In connection with the Yen borrowing, the Company entered into a series of forward currency exchange contracts, a form of derivative, that effectively convert the Yen principal payments to Singapore dollar payments. The forward contracts are cash flow hedges, and increased the effective interest rate

BARNES GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of the borrowing to 5.5%. On December 30, 2002, the Company prepaid the next four consecutive semi-annual installments totaling Yen 349.2 million (U.S. equivalent $2,917). As a result of this prepayment, there are no scheduled principal payments due on the Yen note until June 2005. The Company also paid $475 in settlement of the corresponding forward contracts. The fair value of the remaining forward contracts at December 31, 2002, was a liability of approximately $2,029.

The fair values of these Notes are determined using discounted cash flows based upon the Company’s estimated current interest cost for similar types of borrowings. The carrying values of other long-term debt and notes payable approximate their fair market values.

In June 2002, the Company replaced its revolving credit agreement with a new three-year agreement with 11 banks that allows borrowings up to $150,000 under Notes due June 14, 2005. A fee of 0.45% per annum is paid on the unused portion of the commitments. The Company had $32,000 borrowed under this agreement at an interest rate of 3.05% at December 31, 2002. The Company also has available approximately $15,000 in uncommitted short-term bank credit lines, of which $6,000 and $5,500 was borrowed at December 31, 2002 and 2001, respectively. The interest rate on these borrowings was 2.38% and 2.78% at December 31, 2002 and 2001, respectively.

The Industrial Revenue Bonds, due in 2008, have variable interest rates. The interest rates on this borrowing were 1.70% and 1.80% at December 31, 2002 and 2001, respectively.

The Company’s long-term debt portfolio consists of fixed-rate and variable-rate instruments and is managed to reduce the overall cost of borrowing and to mitigate fluctuations in interest rates. Interest rate fluctuations result in changes in the market value of the Company’s fixed-rate debt. In August 2002, the Company entered into an interest rate swap agreement, a form of derivative, which effectively converts $18,750 of 7.13% fixed-rate Senior Notes to variable-rate debt equal to LIBOR plus 425 basis points. The effective rate of the borrowing was 5.71% on December 31, 2002. This interest rate contract is a fair value hedge, which is effective in offsetting fluctuations in the fair value of the debt instrument. The gains and losses on the interest rate contract are recorded to earnings and are offset by gains and losses recorded on the re-measurement of the underlying debt. The fair value of the swap is determined based upon current market prices and was approximately $278 at December 31, 2002.

The Company assumed $2,750 of debt related to capital leases with the acquisition of Spectrum in April 2002. The weighted average interest rate on these borrowings was 7.81% at December 31, 2002. This debt has an interest rate equalization prepayment penalty.

In August 2002, the Company terminated its $60,000 interest rate swap dated July 2001. This agreement had converted $60,000 of fixed-rate 9.34% debt to floating rate at LIBOR plus 276 basis points. The Company received a payment of $5,286 at termination. The payment represented $4,702 for the fair value of the swap plus $584 for accrued interest at the time of termination. The accumulated adjustment to the carrying value of the debt is being amortized in accordance with the terms of the underlying debt, which effectively reduces the fixed rate of the debt to 7.84%.

At December 31, 2002, the Company classified $6,000 of borrowings under lines of credit due within one year as long-term debt. The Company has both the intent and the ability, through its revolving credit facility, to refinance this amount on a long-term basis.

Long-term debt, excluding the fair value of the swap and the deferred gain on the terminated swap, is payable as follows: $6,837 in 2003, $6,884 in 2004, $46,389 in 2005, $39,089 in 2006, $44,606 in 2007 and $72,500 thereafter.

BARNES GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition, the Company had outstanding letters of credit totaling $3,668 at December 31, 2002.

The Company’s debt agreements contain financial covenants that require the maintenance of interest coverage and leverage ratios, and minimum levels of net worth. The agreements also place certain restrictions on indebtedness, capital expenditures and investments by the Company and its subsidiaries. Such covenants and restrictions determine the amount of borrowings, dividends or treasury stock purchases the Company can make under such agreements.

Under the most restrictive borrowing capacity covenant in any agreement, $27,600 of additional capacity was available at December 31, 2002. Under the most restrictive net worth covenant in any agreement, $8,409 was available for dividends or acquisitions of common stock at December 31, 2002. The future level of dividend payments is a function of future net income and the issuance of common stock. The acquisition of Kar Products included the issuance of $18,500 of Company common stock on February 6, 2003, which increased equity and the amount of net worth available for dividends dollar for dollar.

As of December 31, 2002, the Company is required to maintain a ratio of Total Debt to EBITDA, as defined in the revolving credit agreement, of not more than 3.0 times. This ratio requirement will increase to 3.25 at March 31, 2003, and will return to 3.0 at December 31, 2003. The actual ratio at December 31, 2002, was 2.66 times.

Interest paid was $9,496, $16,076 and $17,945 in 2002, 2001 and 2000, respectively. The amount paid in 2002 reflects the $4,702 of cash received for the swap termination. Interest capitalized was $128, $163 and $188 in 2002, 2001 and 2000, respectively, and is being depreciated over the lives of the related fixed assets.

10.     Pension and Other Postretirement Benefits

Defined benefit pension plans cover a majority of the Company’s worldwide employees at Associated Spring and the Company’s Corporate Office and a substantial portion of the employees at Barnes Distribution. Plan benefits for salaried and non-union hourly employees are based on years of service and average salary. Plans covering union hourly employees provide benefits based on years of service. The Company funds U.S. pension costs in accordance with the Employee Retirement Income Security Act of 1974, as amended (ERISA). Plan assets consist primarily of common stocks and fixed income investments, including 616,310 shares of Company stock. Additionally, the Company has defined contribution plans covering a majority of the employees of Barnes Aerospace, certain field sales employees of Barnes Distribution’s U.S. operation, employees of Spectrum, non-union employees of Barnes Distribution Canada and union employees of Associated Spring-Milwaukee. Company contributions under these plans are based primarily on the performance of the business units and employee compensation. The Spectrum defined contribution plan was terminated effective January 1, 2003. Contribution expense under these defined contribution plans was $1,727, $1,803 and $1,447 in 2002, 2001 and 2000, respectively. Most U.S. salaried and non-union hourly employees are eligible to participate in the Company’s 401(k) program. See Note 15 for further discussion of this plan.

In accordance with SFAS 87, “Employers’ Accounting for Pensions,” the Corporation has recorded a non-cash minimum pension liability adjustment for underfunded plans of $25,920 at December 31, 2002, representing the excess of the unfunded accumulated benefit obligation (“ABO”) over previously recorded pension cost liabilities. The minimum pension liability adjustment is included in accrued retirement benefits on the balance sheet. An after-tax charge of $16,822 is included in accumulated other non-owner changes to equity, which is part of shareholders’ equity. The principal cause of the accrual for a minimum pension liability adjustment was the decline in the value of equity securities held by the pension trusts.

BARNES GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company provides certain other medical, dental and life insurance postretirement benefits for a majority of its retired employees in the U.S. and Canada. It is the Company’s practice to fund these benefits as incurred.

A reconciliation of the beginning benefit obligations to the ending benefit obligations follows:

	Pensions		Other Postretirement Benefits
	2002	2001	2002	2001
Benefit obligation, January 1	$264,261	$245,250	$72,060	$73,676
Service cost	8,034	7,436	726	562
Interest cost	18,622	18,224	5,231	5,114
Amendments	3,538	—	3,914	—
Actuarial loss	8,980	11,013	9,999	848
Benefits paid	(17,554)	(16,612)	(7,905)	(8,083)
Acquisition	3,851	—	—	—
Curtailment	(576)	—	—	—
Foreign exchange rate changes	2,675	(1,050)	15	(57)

Benefit obligation, December 31	$291,831	$264,261	$84,040	$72,060

Projected benefit obligations related to plans with benefit obligations in excess of assets	$274,644	$20,603

Accumulated benefit obligations related to plans with accumulated benefit obligations in excess of assets	$120,007	$18,704

A reconciliation of the beginning fair value of plan assets to the ending fair value of plan assets follows:

	Pensions
	2002	2001
Fair value of plan assets, January 1	$307,135	$324,370
Actual return on plan assets	(45,642)	(346)
Company contributions	1,836	821
Plan participants’ contributions	156	138
Benefits paid	(17,554)	(16,612)
Foreign exchange rate changes	1,368	(1,236)

Fair value of plan assets, December 31	$247,299	$307,135

Assets related to plans with projected benefit obligations in excess of plan assets	$224,392	$7,705

Assets related to plans with accumulated benefit obligations in excess of plan assets	$83,795	$7,705

BARNES GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the funded status of the plans with the amounts recognized in the accompanying balance sheets is set forth below:

	Pensions		Other Postretirement Benefits
	2002	2001	2002	2001
Funded status	$(44,532)	$42,874	$(84,040)	$(72,060)
Adjustments for unrecognized:
Net (gains) losses	62,045	(24,888)	21,981	13,486
Prior service costs (benefits)	7,742	5,365	3,112	(2,245)
Net asset at transition	(114)	(292)	—	—

Prepaid (accrued) benefit cost	$25,141	$23,059	$(58,947)	$(60,819)

Amounts recognized in the accompanying balance sheets consist of:

	Pensions		Other Postretirement Benefits
	2002	2001	2002	2001
Other assets:
Prepaid benefit cost	$29,996	$34,421	$—	$—
Intangible asset	6,524	—	—	—
Accrued liabilities	(1,082)	(1,082)	(9,042)	(8,594)
Accrued retirement benefits	(36,217)	(10,280)	(49,905)	(52,225)
Accumulated other non-owner changes to equity	25,920	—	—	—

Prepaid (accrued) benefit cost	$25,141	$23,059	$(58,947)	$(60,819)

Pension deferred gains and losses that fall outside of a 10% corridor are amortized over 8.7 years or the remaining average service life of active participants, whichever is shorter.

Significant assumptions used in determining pension and other postretirement expense and the funded status of the plans were:

	2002	2001	2000
Weighted average discount rate	6.75%	7.25%	7.75%
Long-term rate of return on plan assets	9.50%	9.75%	9.75%
Increase in compensation	4.50%	4.50%	4.75%

BARNES GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pension and other postretirement benefit expenses consisted of the following:

	Pensions			Other Postretirement Benefits
	2002	2001	2000	2002	2001	2000
Service cost	$8,034	$7,436	$6,264	$776	$562	$481
Interest cost	18,622	18,224	17,707	5,231	5,114	5,148
Expected return on plan assets	(30,153)	(29,130)	(27,601)	—	—	—
Amortization of transition assets	(191)	(442)	(1,636)	—	—	—
Recognized (gains) losses	(1,499)	(2,934)	(3,420)	731	253	144
Curtailment	(572)	—	—	—	—	—
Prior service cost (benefits)	1,169	1,096	1,113	(718)	(1,320)	(1,321)

Benefit (credit) cost	$(4,590)	$(5,750)	$(7,573)	$6,020	$4,609	$4,452

The Company’s accumulated postretirement benefit obligations, exclusive of pensions, take into account certain cost-sharing provisions. The annual rate of increase in the cost of covered benefits (i.e., healthcare cost trend rate) is assumed to be 14% at December 31, 2002, decreasing gradually to an ultimate rate of 5% at December 31, 2012. A one percentage point change in the assumed healthcare cost trend rate would have changed the ABO by approximately $1,490 at December 31, 2002, and would have changed the 2002 aggregate of the service and interest cost components of postretirement benefit expense by approximately $45.

11.    Income Taxes

The components of income before income taxes and the income tax provision follow:

	2002	2001	2000
Income before income taxes:
U.S.	$7,120	$2,368	$19,763
International	25,991	21,091	28,827

Income before income taxes	$33,111	$23,459	$48,590

Income tax provision:
Current:
U.S.—federal	$4,870	(3,407)	$2,353
U.S.—state	2,213	(713)	674
International	4,050	3,699	4,035

	11,133	(421)	7,062

Deferred:
U.S.—federal	(4,350)	4,470	3,726
U.S.—state	(1,751)	1,121	683
U.S.—state rate reduction	—	—	1,181
International	928	(832)	273

	(5,173)	4,759	5,863

Income tax provision	$5,960	$4,338	$12,925

BARNES GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income tax assets and liabilities at December 31 consisted of the tax effects of temporary differences related to the following:

	Assets		Liabilities
	2002	2001	2002	2001
Allowance for doubtful accounts	$512	$756	$—	$—
Depreciation and amortization	(13,279)	(9,023)	1,791	2,930
Inventory valuation	6,593	7,472	1,007	782
Postretirement/postemployment costs	22,548	23,325	(265)	(249)
Tax loss carry-forwards	28,156	10,762	—	—
Other	2,129	(2,883)	4,158	3,293

	46,659	30,409	6,691	6,756
Valuation allowance	(8,025)	(7,924)	—	—

	$38,634	$22,485	$6,691	$6,756

Current deferred income taxes	$16,024	$16,702	$946	$688
Non-current deferred income taxes	22,610	5,783	5,745	6,068

	$38,634	$22,485	$6,691	$6,756

The deferred income tax assets will be realized through reversals of existing taxable temporary differences with the remainder, net of the valuation allowance, dependent on future income. Management believes that sufficient income will be earned in the future to realize the remaining net deferred income tax assets. Tax loss carry-forwards of $67,523 have remaining carry-forward periods ranging from two years to unlimited. The Company has tax credit carry-forwards of $4,097, with remaining carry-forward periods ranging from one to 10 years.

The Company has not recognized deferred income taxes on $149,937 of undistributed earnings of its international subsidiaries, since such earnings are considered to be reinvested indefinitely. If the earnings were distributed in the form of dividends, the Company would be subject, in certain cases, to both U.S. income taxes and foreign withholding taxes. Determination of the amount of this unrecognized deferred income tax liability is not practicable.

A reconciliation of the U.S. federal statutory income tax rate to the consolidated effective income tax rate follows:

	2002	2001	2000
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
State taxes (net of federal benefit)	0.9	1.1	1.8
State tax rate reduction	—	—	1.6
Foreign losses without tax benefit	3.6	3.6	0.8
Tax on foreign operations	(16.0)	(22.8)	(12.7)
NASCO equity income	(0.4)	0.1	(0.5)
Export sales benefit	(1.3)	(1.5)	(0.9)
ESOP dividend	(5.8)	—	—
Other	2.0	3.0	1.5

Consolidated effective income tax rate	18.0%	18.5%	26.6%

Income taxes paid, net of refunds, were $1,906, $2,046 and $7,165 in 2002, 2001 and 2000, respectively.

BARNES GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.    Comprehensive Income

Comprehensive income includes all changes in equity during a period except those resulting from investment by, and distributions to, stockholders. For the Company, comprehensive income includes net income and other non-owner changes to equity, which comprises foreign currency translation adjustments, deferred gains and losses related to certain derivative instruments and the minimum pension liability adjustment. The components of accumulated other non-owner changes to equity follow:

	Foreign Currency Translation Adjustments	Unrealized Losses on Hedging Activities	Minimum Pension Liability Adjustment	Total
Balance, January 1, 2000	$(23,887)	$—	$—	$(23,887)
2000 Change	3,070	—	—	3,070

December 31, 2000	(20,817)	—	—	(20,817)
2001 Change	(1,244)	(662)	—	(1,906)

December 31, 2001	(22,061)	(662)	—	(22,723)
2002 Change	1,236	(502)	(16,822)	(16,088)

December 31, 2002	$(20,825)	$(1,164)	$(16,822)	$(38,811)

13.    Common Stock

In 2002, 2001 and 2000, 414,944 shares, 290,591 shares and 351,237 shares, respectively, of common stock were issued from treasury for the exercise of stock options, various other incentive awards, purchases by the Employee Stock Purchase Plan and matching contributions to the RSP. In addition, 119,048 shares and 17,500 shares were issued from treasury in 2002, in connection with the acquisition of Spectrum and for the payment of charitable contributions, respectively. In 2002, 2001 and 2000, the Company acquired 56,888 shares, 436,502 shares and 594,406 shares, respectively, of the Company’s common stock at a cost of $1,147, $8,798 and $9,197, respectively. These amounts exclude shares issued and reacquired in connection with certain stock-for-stock exercises under the Company’s stock option plans. These reacquired shares were placed in treasury.

The Company has a shareholder rights plan under which each share of common stock contains one right (Right) that entitles the holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock for $200. The Rights generally will not become exercisable unless and until, among other things, any person or group acquires beneficial ownership of 35% or more of the outstanding stock. The Rights are generally redeemable at $0.01 per Right at any time until 10 days following a public announcement that a 35% or greater position in the Company’s common stock has been acquired and will expire, unless earlier redeemed or exchanged, on December 23, 2006.

If, following the acquisition of 35% or more of the outstanding shares of the Company’s common stock, the Company is acquired in a merger or other business combination, or 50% or more of the Company’s assets or earnings power is sold or transferred, each outstanding Right becomes exercisable for common stock or other securities of the acquiring entity having a value of twice the exercise price of the Right.

14.    Preferred Stock

At December 31, 2002 and 2001, the Company had 3,000,000 shares of preferred stock authorized, none of which were outstanding.

BARNES GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.  Stock Plans

Most U.S. salaried and non-union hourly employees are eligible to participate in the Company’s 401(k) plan. Effective April 1, 2001, the 401(k) plan, previously called the Barnes Group Inc. Guaranteed Stock Plan (GSP), was amended and renamed the Barnes Group Inc. Retirement Savings Plan (RSP). The RSP continues to provide for the investment of employer and employee contributions in the Company’s common stock and also provides other investment alternatives for employee contributions. Employee contributions to the RSP for investment in the Company’s common stock after March 31, 2001, are no longer guaranteed a minimum rate of return. However, the Company continues to guarantee a minimum rate of return on certain pre-April 1, 2001, assets of the plan (see Note 18).

The Company contributes an amount equal to 50% of employee contributions up to 6% of eligible compensation plus any guarantee payment. Employees may elect to contribute additional amounts up to a total of 10% of eligible compensation. The Company expenses all contributions made to the RSP. The Company recognized expense of $2,990, $3,560 and $2,295 in 2002, 2001 and 2000, respectively. As of December 31, 2002, the RSP held 3,167,133 shares of the Company’s common stock.

The Company has an Employee Stock Purchase Plan (ESPP) under which eligible employees may elect to have up to the lesser of $21,250 or 10% of base compensation deducted from payroll for the purchase of the Company’s common stock at 85% of market value on the date of purchase. The maximum number of shares which may be purchased under the ESPP is 2,025,000. The number of shares purchased under the ESPP was 62,741, 62,691, and 75,052 in 2002, 2001 and 2000, respectively. As of December 31, 2002, 256,527 additional shares may be purchased.

The 1991 Barnes Group Stock Incentive Plan (1991 Plan) authorizes the granting of incentives to executive officers, directors and key employees in the form of stock options, stock appreciation rights, incentive stock rights and performance unit awards. Options granted under the 1991 Plan that terminate without being exercised become available for future grants under the 1991 Plan. A maximum of 1,945,984 common shares are subject to issuance under this plan after December 31, 2002. As of December 31, 2002 and 2001, there were 171,832 and 627,421 shares, respectively, available for future grant under the 1991 Plan.

The Barnes Group Inc. Employee Stock and Ownership Program (2000 Plan) was approved on April 12, 2000, and subsequently amended on April 10, 2002, by the Company’s stockholders. The 2000 Plan permits the granting of incentive stock options, nonqualified stock options, restricted stock awards, performance share or cash unit awards and stock appreciation rights, or any combination of the foregoing, to eligible employees to purchase up to 3,450,000 shares of the Company’s common stock. Such shares have been authorized and reserved. Options granted under the 2000 Plan that terminate without being exercised become available for future grants under the 2000 Plan. A maximum of 3,292,333 common shares are subject to issuance under this plan after December 31, 2002. As of December 31, 2002 and 2001, there were 749,432 and 325,125 shares, respectively, available for future grants under the 2000 Plan.

In 1998, 60,000 incentive units and 75,000 stock options were granted under the Key Executive Stock Plan (Key Plan). There are no additional shares available for future grant. A maximum of 104,806 common shares are subject to issuance under the Key Plan after December 31, 2002.

Compensation cost related to these plans was $2,588, $1,974 and $798 in 2002, 2001 and 2000, respectively. The Company recorded, in additional paid-in capital, tax benefits related to stock options of $1,148, $650 and $776 in 2002, 2001 and 2000, respectively.

BARNES GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Data relating to options granted under these plans follow:

	2002		2001		2000
	Number Of Shares	Average Exercise Price	Number of Shares	Average Exercise Price	Number of Shares	Average Exercise Price
Outstanding, January 1	3,374,792	$19.61	2,471,992	$19.74	1,808,775	$20.70
Granted	1,242,843	22.66	1,447,681	18.81	1,207,622	16.88
Exercised	616,348	17.81	379,435	17.11	324,036	12.75
Cancelled	53,396	23.13	165,446	20.33	220,369	22.22

Outstanding, December 31	3,947,891	$20.80	3,374,792	$19.61	2,471,992	$19.74

Exercisable, December 31	2,065,666	$21.29	1,388,325	$21.34	899,926	$21.36

The following table summarizes information about stock options outstanding at December 31, 2002:

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number of Shares	Average Remaining Life (Years)	Average Exercise Price	Number of Shares	Average Exercise Price
$10 to $19	1,554,404	7.56	$17.46	645,363	$16.94
$19 to $23	1,069,164	6.60	$20.75	918,458	$20.88
$23 to $31	1,324,323	7.87	$24.75	501,845	$27.63

Incentive stock rights under the 1991 Plan (rights) and restricted stock awards under the 2000 Plan and Key Plan (awards) entitle the holder to receive, without payment, one share of the Company’s common stock after the expiration of the vesting period. Certain rights are also subject to the satisfaction of established performance goals. Additionally, holders of stock units and rights are credited with dividend equivalents, which are converted into additional units or rights, as the case may be. All rights have up to a five-year vesting period. In 2002, 213,300 rights and awards were granted; 14,609 rights and awards were credited to holders for dividend equivalents; 25,028 rights and awards, which include dividend equivalents, were converted to an equivalent number of shares of common stock; and 16,000 rights and awards were forfeited. As of December 31, 2002, there were 451,857 rights and awards outstanding.

Under the Non-Employee Director Deferred Stock Plan each non-employee director is granted the right to receive 6,000 shares of the Company’s common stock upon retirement. There were 6,000, 6,000 and 12,000 shares granted to new directors in 2002, 2001 and 2000, respectively. There are 54,000 shares reserved for issuance under this plan.

Total shares reserved for issuance under all stock plans aggregated 5,653,650 at December 31, 2002.

16.    Average Shares Outstanding

Net income per common share is computed in accordance with SFAS 128, “Earnings per Share.” Basic earnings per share is calculated using the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the assumed exercise and conversion of all dilutive securities. Shares held by the RSP are considered outstanding for both basic and diluted earnings per share. There are no adjustments to

BARNES GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

net income for purposes of computing income available to common stockholders for the years ended December 31, 2002, 2001 and 2000. A reconciliation of the average number of common shares outstanding used in the basic and diluted EPS computation follows:

	Average Common Shares Outstanding
	2002	2001	2000
Basic	18,750,442	18,506,247	18,568,359
Dilutive effect of:
Stock options	288,036	273,651	101,413
Stock incentive units	127,431	122,869	104,307
Non-Employee Director Stock Plan	19,423	17,201	17,148

Diluted	19,185,332	18,919,968	18,791,227

As of December 31, 2002, there were 3,947,891 stock options outstanding, of which 2,239,515 were considered dilutive and 1,708,376 were anti-dilutive.

17.    Information on Business Segments

The Company’s reportable segments are strategic business groups that offer different products and services. Each segment is managed separately because each business requires different technology and marketing strategies. Specifically, the Company operates three reportable business segments, as follows:

Associated Spring manufactures precision mechanical and nitrogen gas springs, manifold systems and other close-tolerance engineered metal components, principally for the electronics, telecommunications and transportation markets. Associated Spring’s custom metal parts are sold in the U.S. and through its international subsidiaries. International manufacturing operations are located in Brazil, Sweden, Canada, Mexico, Germany, Singapore and China.

Barnes Aerospace supplies precision machined and fabricated components and assemblies for the aerospace and industrial gas turbine industries. Additionally, it refurbishes jet engine components for many of the world’s commercial airlines and the military. Barnes Aerospace’s operations are primarily in the U.S., with additional locations in Europe and Singapore. Its markets are located primarily in the U.S., Europe and Asia.

Barnes Distribution is an international distributor of MRO supplies and a full-service provider of logistics management services for industrial, heavy equipment and transportation maintenance markets. Additionally, it distributes close-tolerance engineered metal components, principally manufactured by Associated Spring. Barnes Distribution, formerly known as Bowman Distribution, was formed from the combination of the Curtis acquisition and Bowman Distribution. Barnes Distribution’s operations and markets are located primarily in the U.S., with additional locations in Canada, Europe, Asia, Mexico and Brazil. As indicated in Note 3, the Company acquired Kar Products, a leading full-service distributor of MRO supplies, on February 6, 2003. Kar Products will be included in the Barnes Distribution segment.

The Company evaluates the performance of its reportable segments based on the operating profit of the respective businesses, which includes net sales, cost of sales, selling and administrative expenses and certain components of other income and other expenses, as well as the allocation of corporate overhead expenses.

The equity income from the Company’s investment in the NASCO joint venture is incorporated into the segment results of Associated Spring. Sales between the business segments and between the geographic areas in

BARNES GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

which the businesses operate are accounted for on the same basis as sales to unaffiliated customers. Additionally, revenues are attributed to countries based on location of manufacturing or distribution facilities.

The following tables (dollars shown in millions) set forth information about the Company’s operations by its three reportable business segments and by geographic area.

Operations by Reportable Business Segment

	Associated Spring	Barnes Aerospace	Barnes Distribution	Other	Total BGI
Revenues
2002	$321.7	$183.0	$286.7	$(7.4)	$784.0
2001	279.2	200.4	298.4	(9.2)	768.8
2000	327.3	135.1	291.1	(13.5)	740.0
Operating profit
2002	$28.1	$10.8	$7.5	$—	$46.4
2001	19.4	16.4	5.5	—	41.3
2000	44.0	8.0	12.9	—	64.9
Assets
2002	$283.8	$123.9	$168.5	$76.3	$652.5
2001	244.1	141.4	171.5	79.5	636.5
2000	273.6	130.1	178.6	54.6	636.9
Depreciation and amortization
2002	$15.5	$9.2	$7.7	$1.2	$33.6
2001	16.8	9.7	9.9	0.6	37.0
2000	17.8	8.6	9.0	0.5	35.9
Capital expenditures
2002	$6.5	$4.5	$7.4	$1.0	$19.4
2001	8.7	10.0	6.0	0.2	24.9
2000	14.2	5.6	5.5	2.7	28.0

Notes:

In 2002 and 2001, respectively, one customer accounted for 11% and 13% of the Company’s total revenue. In 2000, sales from any one customer did not exceed 10% of the Company’s total revenues.

“Other” revenues represent the elimination of intersegment sales, the majority of which are sales by Associated Spring to Barnes Distribution.

The operating profit of Associated Spring includes income from its equity investment in NASCO of $1.1 million, $0.4 million and $1.6 million in 2002, 2001 and 2000, respectively.

The assets of Associated Spring include the NASCO investment of $9.9 million, $9.4 million and $10.0 million in 2002, 2001 and 2000, respectively.

“Other” assets include corporate controlled assets, the majority of which are cash and deferred tax assets.

BARNES GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the total reportable segments’ operating profit to income before income taxes follows:

	2002	2001	2000
Operating profit	$46.4	$41.3	$64.9
Interest income	0.9	0.9	1.5
Interest expense	(14.8)	(16.2)	(15.1)
Other income (expense)	0.6	(2.5)	(2.7)

Income before income taxes	$33.1	$23.5	$48.6

Operations by Geographic Area

	Domestic	International	Intergeographical	Total BGI
Revenues
2002	$606.6	$200.8	$(23.4)	$784.0
2001	625.7	172.2	(29.1)	768.8
2000	580.6	186.3	(26.9)	740.0

Long-lived assets
2002	$269.7	$121.6	$—	$391.3
2001	266.4	107.8	—	374.2
2000	262.4	118.2	—	380.6

Notes:

International sales derived from any one country did not exceed 10% of the Company’s total revenues.

Intergeographical sales are equally distributed between domestic and international.

18.    Commitments and Contingencies

Leases: The Company has various noncancellable operating leases for buildings, office space and equipment. As discussed in Note 9, the Company assumed certain debt related to capital leases with the acquisition of Spectrum. The balance of this debt at December 31, 2002, was $2,350. Rent expense was $10,257, $9,942 and $9,127 for 2002, 2001 and 2000, respectively. Minimum rental commitments under noncancellable leases in years 2003 through 2007 are $7,784, $6,816, $5,776, $4,843 and $1,960 and $7,187 thereafter.

Retirement Savings Plan: The Company continues to guarantee a minimum rate of return on certain pre-April 2001 assets of its 401(k) Retirement Savings Plan (the Plan). This guarantee will become a liability for the Company only if, and to the extent that, the value of the related Company stock does not cover the guaranteed asset value when an employee who had invested in the Barnes Group stock investment election or vested in the Company match, which is paid in Barnes Group stock, withdraws from the Plan.

BARNES GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides a number of hypothetical market values of the Company’s stock compared to the estimated guarantee amounts based on those market values:

Stock Price Per Share	Plan Guarantee
$25.00	$ 30
20.00	400
15.00	4,200
10.00	13,100
5.00	22,400
0.00	33,300

At December 31, 2002, the value of the Company’s guarantee on these assets was approximately $320.

Restrictions on Stock Consideration for Spectrum: The sole shareholder of Spectrum received 119,048 shares of the Company’s common stock as partial consideration for Spectrum. For the one-year period following the required holding period under the federal securities laws, the sole shareholder has agreed not to sell the Company shares received in the acquisition at a price below $25.20 per share without the consent of the Company. In the event he sells any of the shares during that period with the consent of the Company or during the one month following that period, the Company will pay to him an amount equal to the difference between $25.20 per share and a lesser price at which he sells such shares.

Product Warranties: The Company provides product warranties in connection with the sale of products. Product warranty liabilities were not significant as of December 31, 2002 and 2001.

Prospectus

$150,000,000

Common Stock

Preferred Stock

Debt Securities

Warrants

Offered by

Barnes Group Inc.

923,506 Shares of Common Stock

Offered by Selling Stockholder

We may offer common stock, preferred stock, debt securities and warrants from time to time with this prospectus. The maximum aggregate of the offering prices of the securities covered by this prospectus offered by us will not exceed $150,000,000. In addition, the selling stockholder named in this prospectus may offer up to 923,506 shares of our common stock from time to time with this prospectus. The specific terms of any securities that are offered will be described in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest in our securities.

Our common stock is listed on the New York Stock Exchange under the symbol “B.” The applicable prospectus supplement will contain information, where applicable, as to any other listing (if any) on the New York Stock Exchange or any securities exchange of the securities covered by the prospectus supplement.

We and the selling stockholder may offer the securities directly to investors, through agents designated from time to time or to or through underwriters or dealers. If any underwriters are involved in the sale of any securities in respect of which this prospectus is being delivered, the names of the underwriters and any applicable commissions or discounts will be set forth in the applicable prospectus supplement. The net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement. We will not receive any proceeds from the sale of shares of common stock by the selling stockholder.

Investing in our securities involves risks. See “Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 11, 2003.

You should rely only on the information contained or incorporated by reference in this prospectus and the applicable prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholder are not making an offer to sell these securities in any jurisdiction where the offer or sale of these securities is not permitted. You should assume that the information appearing in this prospectus, any applicable prospectus supplement and the documents incorporated by reference in this prospectus and the applicable prospectus supplement is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to an aggregate offering price of $150,000,000 or the equivalent amount denominated in one or more foreign currencies. In addition, the selling stockholder named in this prospectus may sell up to 923,506 shares of our common stock.

This prospectus provides you with a general description of the securities we or the selling stockholder may offer. Each time we or the selling stockholder sell securities, we or the selling stockholder will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information; Incorporation by Reference” before investing in any of the securities offered.

Unless the context otherwise requires, references in this prospectus to “Barnes Group,” “we,” “us” and “our” and similar references refer to Barnes Group Inc., a Delaware corporation, and its consolidated subsidiaries. We own or have rights to various trademarks and trade names used in our business including the following: Associated Spring®, Barnes Aerospace®, Barnes Distribution®, Bowman®, Curtis®, Mechanics Choice®, Kar®, Raymond® and Seeger®. This prospectus and the documents incorporated by reference contain references to certain of these trademarks and trade names as well as certain trademarks, service marks and trade names of other companies.

Market and industry data used throughout this prospectus and the documents incorporated by reference, including information relating to market share and trends, are based on our good faith estimates. These estimates were based on independent industry publications and other publicly available information. Although we believe that these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

FORWARD-LOOKING STATEMENTS

Certain information included or incorporated in this prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements represent our expectations or beliefs, including, but not limited to, statements concerning industry performance, our operations, performance, financial condition, growth and acquisition objectives, margins and growth in sales of our products and services. For this purpose, any statements contained or incorporated in this prospectus that are not statements of historical fact may be deemed to be forward-looking statements. Words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate,” “continue” or similar words are intended to identify forward-looking statements, although not all forward-looking statements are identified by those words. Forward-looking statements by their nature involve substantial risks and uncertainties, certain of which are beyond our control. Actual results may differ materially depending on a variety of important factors, including those described in this prospectus under the caption “Risk Factors.” All forward-looking statements in this prospectus speak only as of the date of this prospectus. We are not undertaking to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

We are subject to the reporting requirements of the Securities Exchange Act of 1934 and, in accordance with these requirements, we file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form S-3, including exhibits, under the Securities Act of 1933, with respect to the securities offered by this prospectus. This prospectus is part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. The registration statement as well as the reports, proxy statements and other information filed by us can be inspected at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Copies of these materials can also be obtained from the Public Reference Section of the SEC at the address mentioned above at prescribed rates.

The SEC also maintains a website that contains registration statements, reports, proxy and information statements and other information regarding companies like us that file electronically with the SEC. The address of the SEC’s website is www.sec.gov. Reports, proxy statements and other information concerning our business may also be inspected at the offices of the New York Stock Exchange, on which our common stock is listed, at 20 Broad Street, New York, New York 10005. This information may also be obtained from us as described below.

The SEC allows us to “incorporate by reference” the information we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents, and those documents will be considered part of this prospectus. Information that we file later with the SEC will automatically update and supercede the previously filed information. We incorporate by reference in this prospectus each of the documents listed below and any future filings that we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the end of the offering of our securities under this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

•	the portions of our Proxy Statement dated March 17, 2003 that are incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

•	our Current Reports on Form 8-K filed with the SEC on January 21, 2003 and February 20, 2003;

•	the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on August 21, 1963; and

•	the description of our preferred stock purchase rights contained in our Registration Statement on Form 8-A filed with the SEC on December 20, 1996, as amended by Form 8-A/A filed with the SEC on March 18, 1999.

You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

Investor Relations

Barnes Group Inc.

123 Main St.

Bristol, Connecticut 06010-0489

(860) 583-7070

Exhibits to the filings will not be sent, however, unless these exhibits have specifically been incorporated by reference in this document.

BARNES GROUP INC.

Barnes Group Inc. is a diversified international manufacturer of precision components and assemblies and a distributor of industrial supplies, serving a wide range of markets and customers. Our operations consist of three businesses: Associated Spring, Barnes Distribution and Barnes Aerospace. We conduct our operations in 22 manufacturing facilities, five sales offices (including headquarters locations) and 31 distribution centers. Our manufacturing facilities are located in the United States, Brazil, Canada, China, Germany, Mexico, Singapore and Sweden, and we have sales offices or distribution centers in the United States, Brazil, Canada, France, Ireland, Mexico, Puerto Rico, Singapore, Spain and the United Kingdom. We currently have more than 6,200 employees worldwide.

Associated Spring is the largest manufacturer of precision springs in North America and one of the largest precision spring manufacturers in the world. We are equipped to produce virtually every type of precision spring, from fine hairsprings for electronics and medical instruments to large, heavy-duty springs for machinery. We are also a leading supplier of nitrogen gas springs and manifold systems used to precisely control stamping presses, and a global supplier of retaining rings and injection-molded plastic-on-metal and metal-in-plastic components and assemblies. A majority of Associated Spring’s products are highly-engineered, custom solutions that we design and develop from concept through manufacturing in collaboration with our customers. Our products are purchased primarily by durable goods manufacturers in industries such as transportation, consumer products, farm equipment, telecommunications, medical devices, home appliances and electronics. Associated Spring serves its worldwide customer base through 14 manufacturing facilities strategically located in eight countries including the United States.

Barnes Distribution is an industry leader in the distribution of maintenance, repair and operating supplies. We provide a wide variety of high-volume replacement parts and other products, and inventory management and logistics services to a well-diversified customer base ranging from small automobile dealers and repair shops to the largest railroads and utilities. We distribute products under seven widely recognized brands: Bowman, Curtis, Mechanics Choice, Kar, Raymond, Autoliaisons and Motalink. Our primary products include fasteners, special purpose hardware, electrical supplies, hydraulics, chemicals and security products. Through our Raymond division, we also distribute mechanical die and nitrogen gas springs, mechanical struts and standard parts such as coil and flat springs, most of which are manufactured by Associated Spring. Barnes Distribution becomes a critical partner in the operation and profitability of its customers by using innovative methods and new technology to solve complex supply problems. We sell the products we distribute primarily through our direct sales force of over 1,600 people in eight countries, and we also sell our products through distributors in many other countries.

Barnes Aerospace produces precision machined and fabricated components and assemblies for original equipment manufacturers (OEMs) of turbine engines and airframes for commercial aircraft, military jets, business jets and land-based industrial gas turbines. For example, we are the largest outside supplier of structural components used in the GE 90-115B turbine engine, which is the exclusive engine for the next-generation Boeing 777 aircraft. Our strong and long-standing customer relationships enable us to participate in the design phase of components and assemblies, providing our customers with manufacturing research, testing and evaluation to assess and improve the design and manufacturability of the component or assembly. By doing so, Barnes Aerospace positions itself to be a long-term supplier of components and assemblies to the engine or airframe projects in which it participates. Barnes Aerospace’s machining and fabrication operations produce critical engine and airframe components through technically advanced processes such as super-plastic forming, diffusion bonding, laser drilling and large-scale multi-axis milling and turning. In addition, we focus on working with difficult materials such as titanium, cobalt, inconel and other aerospace alloys.

Barnes Aerospace also provides jet engine component overhaul and repair services for many of the world’s major commercial airlines, the United States military and OEMs. We perform overhaul and repair services at three government-certified repair facilities, including two in the United States and one in Singapore. We refurbish jet engine components through a variety of complex processes including electron beam welding, plasma coating, vacuum brazing and water jet cleaning.

We were founded in 1857 and organized as a Delaware Corporation in 1925. Our headquarters is located at 123 Main Street, Bristol, Connecticut 06010-0489. Our telephone number is (860) 583-7070.

RISK FACTORS

You should carefully consider the following risks and uncertainties and all other information contained in this prospectus or any prospectus supplement, including the documents incorporated by reference, before you decide whether to purchase our securities. Any of the following risks, if they materialize, could adversely affect our business, financial condition and results of operations. The risks and uncertainties described below are not the only risks that we face in our business.

Risks Related to the Industries in Which We Operate

We operate in very competitive markets. We may not be able to compete effectively with our competitors, and competitive pressures could adversely affect our business, financial condition and results of operations.

Our three businesses compete with a number of larger and smaller companies in the markets we serve. Some of our competitors have greater financial, production, research and development or other resources than we do. Within Barnes Aerospace, certain of our OEM customers compete with us in the context of our repair and overhaul business. Some of our OEM customers in the aerospace industry also compete with us where they have the ability to manufacture the components and assemblies that we supply to them but have chosen, for capacity limitations, cost considerations or other reasons, to outsource the manufacture to us. Our three businesses compete on the basis of price, service, quality, reliability of supply, technology, innovation and, in the case of Associated Spring and Barnes Aerospace, design. We must continue to make investments to maintain and improve our competitive position. We cannot assure you that we will have sufficient resources to continue to make such investments or that we will be successful in maintaining our competitive position. Our competitors may develop products or services, or methods of delivering those products or services, that are superior to our products, services or methods. Our competitors may also adapt more quickly than us to new technologies or evolving customer requirements. Pricing pressures could cause us to adjust the prices of certain of our products to stay competitive. We cannot assure you that we will be able to compete successfully with our existing or future competitors. Also, if consolidation of our existing competitors occurs, we expect the competitive pressures we face to increase. Our failure to compete successfully could adversely affect our business, financial condition and results of operations.

Our customers’ businesses are generally cyclical. Weaknesses in the industries in which our customers operate could impact our revenues and profitability.

The transportation, aerospace, durable goods, telecommunications, electronics and other industries to which we sell our products are cyclical and tend to decline in response to overall declines in industrial production. Associated Spring is dependent on the transportation industry, and Barnes Aerospace is heavily dependent on the aerospace industry. As a result, our business is also cyclical and impacted by overall levels of industrial production and fluctuations in the transportation and aerospace industries. In addition, many of our customers have historically experienced periodic downturns, which often have had a negative effect on demand for our products. For example, lower production rates in the transportation markets and reduced overall sales of telecommunications and electronics products adversely affect the volume and price of orders placed for products used to manufacture these products, including our springs. Prior industry downturns have negatively affected our net sales, gross margin and net income. The United States and other world markets are currently experiencing an economic downturn, and many of the markets we serve have been affected by this negative environment. In particular, the aerospace industry has suffered in the wake of the events of September 11, 2001, resulting in a sharp decrease globally in new commercial aircraft deliveries and order cancellations or deferrals by the major airlines. This decrease has reduced the demand for our aerospace components and the grounding of planes due to lower air traffic has reduced the demand for our aerospace overhaul and repair services. A prolonged continuation of the current economic downturn may have a material adverse effect on our revenues and profitability.

Global political instability could adversely affect our business and financial results.

During 2002, approximately 25% of our sales were from facilities outside of the United States. Also, we have eight manufacturing facilities outside the United States. The international scope of our business subjects us to political risks, including the threat of war, terrorism or instability of governments and legal systems in countries in which we or our customers conduct business. The terrorist attacks of September 11, 2001 adversely impacted the U.S. and world economies and a wide range of industries. These terrorist attacks and the war in the Middle East may lead to future acts of terrorism and additional hostilities, including possible retaliatory attacks, as well as financial, economic and political instability. While the precise effects of such instability on the industries we serve and our business are difficult to determine, they may negatively impact our business, financial condition, results of operations and cash flows.

Original equipment manufacturers in the automotive and aerospace industries have significant pricing leverage over suppliers and may be able to achieve price reductions over time.

There is substantial and continuing pressure from OEMs in the automotive and aerospace industries to reduce the prices they pay to suppliers. We have agreed to price reductions under certain existing arrangements, and we are involved in ongoing negotiations with OEMs with respect to price reductions for other programs. We attempt to manage such downward pricing pressure, while trying to preserve our business relationships with our customers, by seeking to reduce our production costs through various measures, including purchasing raw materials and components at lower prices and implementing cost-effective process improvements. However, our suppliers may resist pressure to lower their prices and may seek to impose price increases. If we are unable to offset OEM price reductions through these measures, our gross margins and profitability could be adversely affected. In addition, OEMs have substantial leverage in setting purchasing and payment terms, including the terms of accelerated payment programs under which payments are made prior to the account due date in return for an early payment discount. OEMs can unexpectedly change their purchasing policies or payment practices, which could have a negative impact on our short-term working capital.

Demand for our defense-related products depends on government spending.

An increasing portion of Barnes Aerospace’s sales are derived from the military market. The military market is largely dependent upon government budgets, particularly the U.S. defense budget. We cannot assure you that an increase in defense spending will be allocated to programs that would benefit our business. Moreover, we cannot assure you that new military aircraft programs in which we participate will enter full-scale production as expected. A decrease in levels of defense spending could curtail our prospects in these markets, depending upon the programs affected.

Environmental regulations impose costs and regulatory requirements on our operations. Environmental compliance may be more costly than we expect and we may be subject to material environmental-based claims in the future.

Our past and present business operations and the past and present ownership and operations of real property by us are subject to extensive and changing federal, state and local environmental laws and regulations, as well as those of other countries, pertaining to the discharge of materials into the environment, the handling and disposition of wastes (including hazardous wastes) or otherwise relating to protection of the environment. We have experienced, and expect to continue to experience, costs to comply with environmental laws and regulations. In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become subject to new or increased liabilities that could have a material adverse effect on our business, financial condition and results of operations.

We use and generate hazardous substances and wastes in our operations. In addition, many of our current and former properties are or have been used for industrial purposes. Accordingly, we monitor hazardous waste management and applicable environmental permitting and reporting for compliance with applicable laws at our locations in the ordinary course of our business. We may be subject to potential material liabilities relating to any investigation and clean-up of our locations or properties where we delivered hazardous waste for handling or disposal that may be contaminated and to claims alleging personal injury.

The consolidation occurring in the industries in which we operate could adversely affect our business and financial results.

The industries in which we operate have been experiencing consolidation, particularly in the aerospace industry. There has been consolidation of both suppliers, including us and our competitors, and the customers we serve. Supplier consolidation is in part attributable to OEMs more frequently awarding long-term sole source or preferred supplier contracts to the most capable suppliers in an effort to reduce the total number of suppliers from whom components and systems are purchased. We cannot assure you that our business and financial results will not be adversely impacted as a result of consolidation by our competitors or customers.

The aerospace industry is highly regulated. Complications related to aerospace regulations may adversely affect Barnes Aerospace.

A substantial portion of our income is derived from our aerospace business. The aerospace industry is highly regulated in the United States by the Federal Aviation Administration (FAA) and in other countries by similar regulatory agencies. We must be certified by these agencies and, in some cases, by individual OEMs in order to engineer and service systems and components used in specific aircraft models. If material authorizations or approvals were revoked or suspended, Barnes Aerospace would be adversely affected. New or more stringent governmental regulations may be adopted, or industry oversight heightened, in the future, and we may incur significant expenses to comply with any new regulations or any heightened industry oversight.

Risks Related to Our Business

The global nature of our business exposes us to foreign currency fluctuations that may affect our future revenues and profitability.

We have manufacturing, sales and distribution facilities around the world, and the majority of our foreign subsidiaries use the local currency as their functional currency. These include, among others, the Canadian dollar, Euro, British pound, Singapore dollar, Swedish krona, Mexican peso and Brazilian real. Because our financial statements are denominated in U.S. dollars, changes in currency exchange rates between the U.S. dollar and other currencies expose us to translation risk when the local currency financial statements are translated to U.S. dollars, our functional currency. Changes in currency exchange rates may also expose us to transaction risk. We may buy protecting or offsetting positions or hedges in certain currencies to reduce our exposure to currency exchange fluctuations; however, these transactions may not be adequate or effective to protect us from the exposure for which they are purchased. We have not engaged in any speculative hedging activities. Currency fluctuations may impact our revenues and profitability in the future.

Our operations depend on our manufacturing, distribution, sales and service facilities in various parts of the world. These manufacturing, distribution and service facilities are subject to physical and other risks that could disrupt our operations.

Our manufacturing, distribution, sales and service facilities are located in various parts of the world. Although we have obtained property damage and business interruption insurance, a major catastrophe such as an earthquake or other natural disaster at any of our sites, or significant labor strikes, work stoppages, political unrest, war or terrorist activities in any of the areas where we conduct operations, could result in a prolonged interruption of our business. Any disruption resulting from these events could cause significant delays in the manufacture or shipment of products or the provision of repair and other services that may result in our loss of sales and customers. We cannot assure you that we will have adequate insurance to compensate us for all losses that result from any of these events.

Our significant international operations and assets subject us to additional financial and regulatory risks.

We have operations and assets in various parts of the world. In addition, we sell our products and services in foreign countries and seek to increase our level of international business activity. Accordingly, we are subject to various risks, including: U.S.-imposed embargoes of sales to specific countries; foreign import controls (which may be arbitrarily imposed or enforced); price and currency controls; exchange rate fluctuations; dividend remittance restrictions; expropriation of assets; war, civil uprisings and riots; government instability; the necessity of obtaining governmental approval for new and continuing products and operations; legal systems or decrees, laws, taxes, regulations, interpretations and court decisions that are not always fully developed and that may be retroactively or arbitrarily applied; and difficulties in managing a global enterprise. We may also be subject to unanticipated income taxes, excise duties, import taxes, export taxes or other governmental assessments. In addition, our organizational structure may limit our ability to transfer funds between countries, particularly into and out of the United States, without incurring adverse tax consequences. Any of these events could result in a loss of business or other unexpected costs that could reduce sales or profits and have a material adverse effect on our financial condition, results of operations and cash flows.

Declines in the stock market and prevailing interest rates may cause an increase in our pension expense in the future and result in reductions in our pension fund asset values. These declines have caused and may continue to cause a significant reduction in our net worth and additional declines may force us to make cash contributions to our pension plans.

We have not been required to make cash contributions to our U.S. qualified pension plans in several years because of the fair value of our pension assets. However, our pension income fell from $7.6 million in 2000 to $4.6 million in 2002 due to lower investment performance caused by lower stock market returns and a decline in prevailing interest rates. Also as a result of these factors, our pension funds’ asset values decreased and our pension liability increased, requiring that we take a non-cash after-tax charge to accumulated other non-owner changes to equity, which is a component of stockholders’ equity, of $16.8 million in 2002. In 2003 we changed our discount rate from 7.25% to 6.75% and changed our assumption for expected rate of future return on plan assets from 9.75% to 9.50%. Based on these assumptions, we believe our pension income will decline to approximately $200,000 in 2003, which will have a negative impact on our profitability. If our actual investment returns fall below our revised assumptions, we may be forced to recognize a pension expense in future periods, which could have a substantial negative effect on our profitability. Additional declines in the fair value of our pension plans’ assets and/or decreases in prevailing interest rates may require us to take additional charges to accumulated other non-owner changes to equity, thereby significantly reducing our stockholders’ equity and affecting our ability to maintain the required net worth ratios under our debt arrangements. In addition, changing economic conditions, pension investment returns or other factors may require us to make cash contributions to our pension plans in the future, preventing us from using such cash for other purposes.

We have significant indebtedness that could affect our operations and financial condition.

At December 31, 2002, we had net indebtedness (total indebtedness minus cash and cash equivalents) of $192.6 million, representing approximately 48% of our total capital (net indebtedness plus stockholders’ equity) as of that date. We may incur additional indebtedness to finance future acquisitions. Our level of indebtedness and the significant debt servicing costs associated with that indebtedness could have important effects on our operations and financial condition and may adversely affect the value or trading price of our outstanding equity securities. For example, our indebtedness could:

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the amount of our cash flow available for working capital, capital expenditures, acquisitions, dividends and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in the industries in which we compete;

•	place us at a competitive disadvantage compared to our competitors, some of whom have lower debt service obligations and greater financial resources than we do;

•	limit our ability to borrow additional funds; and

•	increase our vulnerability to general adverse economic and industry conditions.

Our failure to meet certain financial covenants required by our debt agreements may materially and adversely affect our assets and financial position.

Certain of our debt arrangements require us to maintain certain interest coverage and leverage ratios and a minimum net worth and place certain restrictions on capital expenditures, dividend payments and acquisitions of our common stock. These requirements could limit our ability to obtain future financing and may prevent us from taking advantage of attractive business opportunities. Our ability to meet the financial covenants or requirements in our debt arrangements may be affected by events beyond our control, and we cannot assure you that we will satisfy such covenants and requirements. A breach of these covenants or our inability to comply with the restrictions could result in an event of default under our debt arrangements, which in turn could result in an event of default under the terms of our other indebtedness. Upon the occurrence of an event of default under our debt arrangements, after the expiration of any grace periods, the lenders could elect to declare all amounts outstanding under our debt arrangements, together with accrued interest, to be immediately due and payable. If this happens, we cannot assure you that our assets would be sufficient to repay in full the payments due under those arrangements or our other indebtedness.

We have significant goodwill and an impairment of our goodwill could cause a decline in our net worth.

Our total assets include substantial goodwill. At December 31, 2002, our goodwill totaled $164.6 million, compared to $208.2 million of stockholders’ equity. The goodwill results from our acquisitions, representing the excess of the purchase price we paid over the fair value of the tangible and intangible assets we acquired. During each calendar year, we assess whether there has been an impairment in the value of our goodwill. If future operating performance at one or more of our businesses was to fall significantly below current levels, we may be required to reflect, under current applicable accounting rules, a non-cash charge to operating results for goodwill impairment. The recognition of an impairment of a significant portion of goodwill would negatively affect our results of operations and total capitalization, the effect of which could be material. A reduction in our stockholders’ equity due to an impairment of goodwill may affect our ability to maintain the required net worth ratios under our debt arrangements. We completed our annual assessment of goodwill in the second quarter of 2002 and determined that no impairment then existed. We will test for impairment again in the second quarter of 2003.

We could be adversely affected by changes in interest rates.

Our profitability may be adversely affected as a result of increases in interest rates. At December 31, 2002, we had $221.0 million of total indebtedness outstanding, of which approximately 29% had interest rates that float with the market, either under the terms of the indebtedness or as a result of interest rate swap agreements that were then in force. A 100 basis point increase in the interest rate on the floating rate debt in effect at December 31, 2002 would result in an approximate $640,000 annualized increase in interest expense.

We may not realize all of the sales expected from our existing Associated Spring and Barnes Aerospace backlog or anticipated orders.

At December 31, 2002, Associated Spring had $53.9 million of order backlog and Barnes Aerospace had $151.8 million of order backlog. We consider backlog to be firm customer orders for future delivery. From time to time, OEM customers of Associated Spring and Barnes Aerospace provide projections of components and assemblies that they anticipate purchasing in the future under new and existing programs. Such projections are not included in our backlog unless we have received a firm release from our customer. Our customers may have the right under certain circumstances and with certain penalties or consequences to terminate, reduce or defer firm orders that we have in backlog. If our customers terminate, reduce or defer firm orders, we may be protected from certain costs and losses but our sales will nevertheless be adversely affected. Also, our realization of sales from new and existing programs is inherently subject to a number of important risks and uncertainties, including whether our customers will execute the launch of product programs on time, or at all, the number of units that our customers will actually produce and the timing of production. In addition, until firm orders are placed, our customers generally have the right to discontinue a program or replace us with another supplier at any time without penalty. Our failure to realize sales from new and existing programs would have a material adverse effect on our net sales, results of operations and cash flow.

We may not recover all of our up-front costs related to new or existing programs.

New programs require significant up-front investments and capital expenditures for engineering, design and tooling. As OEMs in the automotive and aerospace industries have looked to suppliers to bear increasing responsibility for the design, engineering and manufacture of systems and components, they have increasingly shifted the financial risk associated with those responsibilities to the suppliers as well. This trend is likely to continue and is most evident in the area of engineering cost reimbursement. Historically, these investments have been fully reimbursed by OEMs, but in the future there may be other mechanisms established by OEMs that could result in less than full reimbursement or no reimbursement. We cannot assure you that we will have adequate funds to make such up-front investments and capital expenditures. In the event that we are unable to make such investments and expenditures, or to recover them through sales or direct reimbursement of our engineering expenses from our customers, our profitability, liquidity and cash flows may be adversely affected. In addition, we incur costs and make capital expenditures for new program awards based upon certain estimates of production volumes. While we attempt to recover such costs and capital expenditures by appropriately pricing our products, the prices of our products are based in part upon planned production volumes. If the actual production is significantly less than planned, we will be unable to recover such costs. In addition, because a significant portion of our overall costs is fixed, declines in our customers’ production levels can adversely affect the level of our reported results even if our up-front investments and capital expenditures are recovered.

We depend on revenues from a small number of significant customers. Any loss, cancellation, reduction or delay in purchases by these customers could harm our business.

In 2002, our net sales to General Electric Co. accounted for 11.4% of our total sales, as compared to 12.7% in 2001. Approximately 30% of Associated Spring’s sales in 2002 were from Associated Spring’s three largest customers, and approximately 60% of Barnes Aerospace’s sales in 2002 were from General Electric Co. and four other OEMs in the aerospace business. Our success will depend on our continued ability to develop and manage relationships with significant customers. We cannot assure you that we will be able to retain our largest customers. Some of our customers may in the future shift their purchases from us to our competitors, in-house or to other sources. While we have long-term agreements with most of our significant customers, the terms of some of these agreements provide that until a firm order is placed by a customer for a particular product, the customer may unilaterally reduce or discontinue its projected purchases without penalty. The loss of one or more of our largest customers, any reduction or delay in sales to these customers, our inability to successfully develop relationships with new customers, or future price concessions we make to retain customers could significantly reduce our sales and profitability.

The departure of existing management and key personnel, a shortage of skilled employees or a lack of qualified sales professionals could materially affect our business, operations and prospects.

Our executive officers are important to the management and direction of our business. Our future success depends, in large part, on our ability to retain these officers and other capable management personnel. Although we believe we will be able to attract and retain talented personnel and replace key personnel should the need arise, our inability to do so could have a material adverse effect on our business, financial condition or results of operations. Because of the complex nature of many of our products and services, we are generally dependent on an educated and highly skilled workforce. In addition, there are significant costs associated with the hiring and training of sales professionals. We could be adversely affected by a shortage of available skilled employees or the loss of a significant number of our sales professionals.

Any product liability claims in excess of insurance may adversely affect our financial condition.

Our operations expose us to potential product liability risks that are inherent in the design, manufacture and sale of our products. For example, we may be exposed to potential liability for personal injury or death as a result of the failure of a spring or other part in a vehicle or an aircraft component designed, manufactured or sold by us or the failure of an aircraft component that has been serviced by us. While we believe that our liability insurance is adequate to protect us from these liabilities, our insurance may not cover all liabilities. Additionally, insurance coverage may not be available in the future at a cost acceptable to us. Any material liability not covered by insurance or for which third-party indemnification is not available could have a material adverse effect on our financial condition, results of operations and cash flows.

Our business, financial condition and results of operations could be adversely impacted by strikes or work stoppages.

Approximately 16.6% of our U.S. employees and 20.9% of our non-U.S. employees are covered by collective bargaining agreements which expire between 2003 and 2006. In April 2002, we experienced a work stoppage for one workday at our Associated Spring facility located in Bristol, Connecticut. Although we believe that our relations with our employees are good, we cannot assure you that we will be successful in negotiating new collective bargaining agreements, that such negotiations will not result in significant increases in the cost of labor or that a breakdown in such negotiations will not result in the disruption of our operations. Any potential strikes or work stoppages, and the resulting adverse impact on our relationships with customers, could have a material adverse effect on our business, financial condition or results of operations. Similarly, a protracted strike or work stoppage at any of our major customers, suppliers or other vendors could materially adversely affect our business.

Changes in the availability or price of raw materials and energy resources could adversely affect our costs and profitability.

We may be adversely affected by commodity price changes, especially related to certain manufacturing operations that utilize high-grade steel spring wire and titanium. The availability and price of raw materials and energy resources may be subject to curtailment or change due to, among other things, new laws or regulations, global economic or political events including strikes, terrorists attacks and war, suppliers’ allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and prevailing price levels. Although we are not dependent upon any single source for any of our principal raw materials or products for resale, and such materials and products have, historically, been readily available, we can make no assurances that such raw materials and products will continue to be readily available. Disruption in the supply of raw materials, products or energy resources could impair our ability to manufacture, sell and deliver our products and require us to pay higher prices. Any increase in prices for such raw materials, products or energy resources could materially affect our costs and our profitability.

A significant decrease in the value of our common stock could increase our obligations under our 401(k) Retirement Savings Plan.

We guarantee a minimum rate of return on certain pre-April 2001 assets of our 401(k) Retirement Savings Plan. This guarantee will become a liability if and to the extent that the value of our common stock is less than the guaranteed asset value when an employee who had invested in the Barnes Group stock investment election or is vested in the company’s matching contribution, which is paid in shares of our common stock, withdraws from the plan. At December 31, 2002, when the closing price of our common stock was $20.35, the value of the guarantee on these assets was approximately $320,000. To illustrate how our guarantee obligations may fluctuate based on the value of our common stock, if our stock price had been $15.00 per share at December 31, 2002, our exposure under these guarantees would have been approximately $4.2 million at that date.

Risks Related to Acquisitions

We may not be able to effectively integrate acquired companies into our operations.

We have completed eight acquisitions since 1999, the most recent of which was our acquisition of Kar Products in February 2003. We seek acquisition opportunities that complement and expand our operations and that will help create stockholder value over the long term. We can make no assurance that we will be able to effectively integrate Kar Products or future acquisitions into our operations. We may not be able to do so successfully without substantial costs, delays or other difficulties. We will face significant challenges in consolidating functions and integrating procedures, information technology systems, personnel, product lines and operations in a timely and efficient manner. In particular, we may encounter difficulties in integrating our technology and training our sales forces to work with new products and customers.

The integration process is complex and time-consuming, may be disruptive to our businesses, and may cause an interruption of, or a loss of momentum in, our businesses as a result of a number of obstacles, such as:

•	the loss of significant customers;

•	the need to retrain skilled engineering, sales and other personnel resulting from the loss of key employees;

•	the failure to maintain the quality of customer service that each business has historically provided;

•	the need to coordinate geographically diverse organizations;

•	retooling and reprogramming of equipment and information technology systems; and

•	the resulting diversion of management’s attention from our day-to-day business and the need to hire additional management personnel to address integration obstacles.

If we are not successful in integrating Kar Products and future acquisitions into our operations, if the integration takes longer than anticipated, if the companies or assets we acquire do not perform as we anticipate or if the integrated product and service offerings fail to achieve market acceptance, our business could be adversely affected.

We may not be able to realize the anticipated cost savings, synergies or revenue enhancements from acquisitions, and we will incur significant costs to achieve these savings.

Even if we are able to integrate successfully the operations of our company and Kar Products and any future acquisitions, we may not be able to realize the cost savings, synergies or revenue enhancements that we anticipate from the acquisition, either as to amount or in the time frame that we expect. Our ability to realize anticipated cost savings, synergies and revenue enhancements may be affected by a number of factors, including the following:

•	our ability to effectively eliminate duplicative backoffice overhead and overlapping sales personnel, rationalize manufacturing capacity, consolidate warehousing and distribution facilities and shift production to more economical facilities;

•	our incurrence of significant cash and non-cash integration and implementation costs or charges in order to achieve those cost savings, which could offset any such savings and other synergies resulting from the Kar Products or future acquisitions; and

•	our ability to avoid labor disruption in connection with integration efforts.

Future acquisitions are a key component of our anticipated growth. We may not be able to identify or complete future acquisitions.

A significant portion of the industries that we serve are mature industries. As a result, our recent growth has resulted in large part from, and our future growth will depend in part on, the successful acquisition and integration of businesses into our existing operations. While we are focused on adding strategic pieces to our operations by acquiring companies, manufacturing and service assets and technologies that complement our three existing businesses, we may not be able to identify and successfully negotiate suitable acquisitions, obtain financing for future acquisitions on satisfactory terms, obtain regulatory approval or otherwise complete acquisitions in the future.

USE OF PROCEEDS

Except as may be set forth in a prospectus supplement, we intend to use the net proceeds from the sale of the securities for general corporate purposes which may include the repayment or reduction of indebtedness, acquisitions, capital expenditures and working capital requirements. Pending such uses, we plan to invest the net proceeds in marketable securities or apply the net proceeds to reduce indebtedness. If we intend to use the proceeds of any offering to repay outstanding indebtedness, we will provide details about the indebtedness that is being repaid in a prospectus supplement. We will not receive any proceeds from the sale of common stock by the selling stockholder.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our consolidated ratio of earnings to fixed charges on a historical basis for each of the five years ended December 31, 2002. We do not have any preferred stock outstanding. Accordingly, our ratio of earnings to combined fixed charges and preferred stock dividends would be the same as our ratio of earnings to fixed charges.

	Year Ended December 31,
	2002	2001	2000	1999	1998
Ratio of earnings to fixed charges	2.8	2.2	3.6	5.7	8.3

For the purpose of computing our ratio of earnings to fixed charges: (i) earnings consist of income before income taxes, fixed charges, amortization of capitalized interest, earnings/losses/distributions from equity method investees, less capitalized interest, and (ii) fixed charges consist of interest and debt expense (including amounts capitalized) on all indebtedness and that portion of rental payments on operating leases estimated to represent an interest factor.

DESCRIPTION OF OUR CAPITAL STOCK

In this section we describe the general terms of our capital stock. Our capital stock and the rights of our stockholders are subject to the applicable provisions of the Delaware General Corporation Law and our Restated Certificate of Incorporation and By-laws. The description below is qualified in its entirety by reference to our Restated Certificate of Incorporation and By-laws.

Common Stock

We are authorized to issue 60,000,000 shares of common stock, par value $.01 per share. At March 31, 2003, an aggregate of 20,231,339 shares of common stock were outstanding and 1,806,430 were held as treasury shares. At March 31, 2003 there were 4,721 holders of record of our common stock. Subject to any rights and privileges granted to the holders of preferred stock by resolution of our board of directors pursuant to our Restated Certificate of Incorporation, the holders of common stock:

•	are entitled to receive dividends when, as and if declared by our board of directors out of any legally available funds;

•	have the right to exercise one vote in respect of each share of common stock held by them on all matters voted upon by the stockholders;

•	are entitled, upon liquidation or dissolution, to receive all of the assets of the corporation, tangible and intangible, of whatever kind available for distribution, remaining after the satisfaction of all our liabilities and obligations and the payment of any liquidation preferences, and subject to any participation rights, granted to any shares of preferred stock, ratably, in proportion to the number of shares of common stock held by them; and

•	have such other rights and privileges as may be allowed them by the laws of the State of Delaware.

The holders of shares of our common stock are not entitled to cumulate their votes in the election of directors and, as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Holders of our common stock have no conversion, redemption, sinking fund or preemptive rights. Stockholders are generally not liable for our debts or obligations, and the holders of shares are not liable for further calls or assessments by us. Subject to the provisions of our Restated Certificate of Incorporation, all shares of common stock have equal dividend, distribution, liquidation and other rights and have no preference or exchange rights. At the discretion of our board of directors, any distribution to the stockholders upon liquidation, dissolution or winding up may be in whole or in part in securities or other property and the determination of our board of directors as to the value of such securities or other property shall be conclusive.

Our outstanding common stock is listed and traded on the New York Stock Exchange under the symbol “B”. The transfer agent and registrar for our common stock is Mellon Investor Services, LLC.

Preferred Stock

General

We are authorized to issue 3,000,000 shares of preferred stock, par value $.01 per share, none of which is issued and outstanding. Our board of directors may, without further action by our stockholders, from time to time, issue shares of preferred stock in one or more series. In addition, the board may, at the time of issuance, determine the rights, preferences and limitations of each series of preferred stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of us before any payment is made to the holders of shares of common stock. Holders of shares of preferred stock may also be entitled to participate with holders of our common stock in distributions upon our liquidation, dissolution or winding-up. Under some circumstances, the issuances of shares of preferred stock may make a merger, tender offer or proxy contest or the assumption of control by a holder of a large block of our securities or the removal of incumbent management more difficult. Upon the vote of a majority of the directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock.

Series A Junior Participating Preferred Stock

On October 21, 1997, we filed with the Secretary of State of the State of Delaware a Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock (Series A Preferred Stock). The number of shares designated as Series A Preferred Stock is 65,000 shares. As of March 31, 2003, no shares of Series A Preferred Stock were issued or outstanding. We have reserved the number of shares of our Series A Preferred Stock that may become issuable upon the exercise of rights in accordance with our shareholder rights plan as described below.

Dividends

Subject to the prior and superior rights of the holders of any shares of any series of preferred stock ranking prior and superior to the shares of Series A Preferred Stock with respect to dividends, the holders of shares of Series A Preferred Stock shall be entitled to receive, when, as and if declared by the board of directors out of funds legally available for the purpose, quarterly dividends payable in cash on the 15th day of March, June, September and December in each year.

Dividends are payable in an amount per share (rounded to the nearest cent) equal to the greater of $5.00 or, subject to adjustment as described in the Certificate of Designation with respect to the Series A Preferred Stock, 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions declared on the common stock, other than a dividend payable in shares of common stock or a subdivision of the outstanding shares of common stock (by reclassification or otherwise). Accrued but unpaid dividends do not bear interest. Dividends paid on the shares of Series A Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares will be allocated pro rata on a share-by-share basis among all shares of Series A Preferred Stock outstanding at the time.

Voting Rights

Subject to adjustment as described in the Certificate of Designation with respect to the Series A Preferred Stock, each share of Series A Preferred Stock entitles the holder to 100 votes on all matters submitted to a vote of the stockholders. Except as otherwise provided in the Certificate of Designation or by law, the holders of shares of the Series A Preferred Stock and the holders of shares of common stock vote together as one class on all matters submitted to a vote of the stockholders.

If dividends on the Series A Preferred Stock are in arrears in an amount equal to six quarterly dividends, then the holders of the Series A Preferred Stock will have the right to elect two directors.

Liquidation Preference

Upon our liquidation (voluntary or otherwise), dissolution or winding up, no distribution will be made to the holders of shares of stock ranking junior to the Series A Preferred Stock unless the holders of the Series A Preferred Stock have first received $100 per share plus accrued and unpaid dividends. Following payment to the holders of shares of common stock of the amounts or distributions set forth in the Certificate of Designation with respect to the Series A Preferred Stock, the holders of Series A Preferred Stock and common stock will receive a ratable and proportionate share of the remaining assets to be distributed in the ratio set forth in the Certificate of Designation.

Redemption

The Series A Preferred Stock is not redeemable.

Ranking

The Series A Preferred Stock ranks junior to all other series of preferred stock as to the payment of dividends and the distribution of assets, unless the terms of any such series provide otherwise.

Terms of Offered Preferred Stock to be Described in a Prospectus Supplement

The particular terms of any series of our preferred stock offered by this prospectus will be described in more detail in the prospectus supplement relating to such series. The prospectus supplement will also state whether any of the terms summarized above do not apply to the series of preferred stock being offered. The terms of any series of our preferred stock described in a prospectus supplement will include:

•	the specific designation, number of shares, seniority and purchase price;

•	any liquidation preference per share;

•	any date of maturity;

•	any redemption, repayment or sinking fund provisions;

•	any dividend rate or rates and the date on which any such dividends will be payable (or the method by which such rates or dates will be determined);

•	any voting rights;

•	whether such preferred stock is convertible or exchangeable and, if so, the securities or rights into which such preferred stock is convertible or exchangeable, and the terms and conditions upon which such conversions or exchanges will be effected including conversion or exchange prices or rates, the conversion or exchange period and any other related provisions;

•	the place or places where dividends and other payments on the preferred stock will be payable; and

•	any other terms of the preferred stock.

The transfer agent for each series of preferred stock will also be described in the applicable prospectus supplement.

Anti-takeover Provisions

General

Certain provisions of our Restated Certificate of Incorporation, our By-laws, our shareholder rights plan and the Delaware General Corporation Law may have possible anti-takeover effects. These provisions could discourage, delay or prevent an acquisition of our business at a premium price. The provisions:

•	permit the board of directors to increase its own size and fill the resulting vacancies;

•	provide for a board comprised of three classes of directors with each class serving a staggered three-year term;

•	authorize the issuance of up to 3,000,000 shares of preferred stock in one or more series without a stockholder vote;

•	entitle certain holders of our common stock to purchase a fraction of a share of our Series A Preferred Stock that may be converted into a right to purchase our or a successor’s common stock at a discount; and

•	under certain circumstances, require a 70% super-majority vote to approve certain mergers and other business combinations between us and any holder of 5% or more of our common stock.

In addition, Section 203 of the Delaware General Corporation Law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock.

Shareholder Rights Plan

In December 1996, we adopted a new shareholder rights plan. Under the plan, each share of common stock contains one right that entitles the holder to purchase one one-hundredth of a share of our Series A Preferred Stock, for $200. The rights generally will not become exercisable unless and until, among other things, any person or group acquires beneficial ownership of 35% or more of our outstanding common stock. The rights are generally redeemable at $0.01 per right at any time until 10 days after a public announcement that a 35% or greater position in our common stock has been acquired and will expire, unless earlier redeemed or exchanged, on December 23, 2006.

If, following the acquisition of 35% or more of the outstanding shares of our common stock, we are acquired in a merger or other business combination, or 50% or more of our assets or earning power is sold or transferred, each outstanding right becomes exercisable for common stock or other securities of the acquiring entity having a value of twice the exercise price of the right.

Our shareholder rights plan is designed to protect stockholders against unsolicited attempts to acquire control of us, whether through the accumulation of shares in the open market or tender offers that do not offer what our board of directors believes to be an adequate price to all stockholders.

DESCRIPTION OF DEBT SECURITIES

General

The following description of the debt securities that we may offer, together with the additional information included in any prospectus supplement, provides a summary of the material terms and conditions of debt securities that we may issue, but it is not complete. For a complete description of the terms of the debt securities, please refer to the indenture between us and The Bank of New York, as trustee, under which the debt securities to be offered will be issued.

The form of indenture for the debt securities has been filed as an exhibit to the registration statement of which this prospectus forms a part. You should read the indenture for provisions that may be important to you. The terms of a particular series of debt securities will be set forth in a resolution of our Board of Directors, an officers’ certificate or a supplemental indenture, and such terms will be described in a prospectus supplement. The prospectus supplement relating to a particular series of debt securities may or may not modify the general terms of the debt securities found in this prospectus. For a complete description of the terms of a particular series of debt securities, you should read both this prospectus and the prospectus supplement relating to that particular series.

The indenture will not limit the aggregate amount of debt securities that may be issued. The debt securities may be issued from time to time in more than one series and may be issued at a discount from their stated principal amount and in any currency designated by us.

Unless otherwise specified in the prospectus supplement, our debt securities will be general unsecured obligations. Any senior debt securities that we offer will rank equally with all of our other unsecured, unsubordinated obligations. Any subordinated debt securities that we issue will rank junior in right of payment to all of our senior indebtedness to the extent and in the manner set forth in the applicable prospectus supplement. In addition, our subsidiaries are separate and distinct legal entities and will have no obligation to pay any amounts due on the debt securities or to provide us with the funds to satisfy our payment obligations. As a result, any debt securities that we issue will be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

Terms of Offered Debt Securities to be Described in a Prospectus Supplement

The applicable prospectus supplement accompanying this prospectus will describe the terms of the particular series of debt securities we are offering, including:

•	the title of the debt securities;

•	whether the debt securities are senior or subordinated debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the price of the debt securities, expressed as a percentage of the principal amount;

•	the date or dates on which the principal of, and any premium on, the debt securities will be payable, or the method for determining the date or dates;

•	if the debt securities will bear interest, the interest rate or rates or the method by which the rate or rates will be determined;

•	if the debt securities will bear interest, the date or dates from which any interest will accrue, the interest payment dates, the record dates for those interest payment dates and the basis upon which interest shall be calculated;

•	any right to defer payment of interest and the maximum length of any deferral period:

•	the place or places where payments on the debt securities will be made and the debt securities may be surrendered for registration of transfer or exchange;

•	if we will have the option to redeem all or any portion of the debt securities, the terms and conditions upon which we may redeem the debt securities;

•	the terms and conditions of any sinking fund, repurchase right or other similar provisions obligating us or permitting a holder to require us to redeem or purchase all or any portion of the debt securities prior to final maturity;

•	the currency or currencies in which the debt securities are denominated and payable, if other than U.S. dollars;

•	whether the amount of any payments on the debt securities may be determined with reference to an index, formula or other method, and the manner in which such amounts are to be determined;

•	any additions or changes to the events of default in the indenture;

•	any additions or changes with respect to the other covenants in the indenture;

•	the terms and conditions, if any, upon which the debt securities may be convertible into common stock, preferred stock or other securities;

•	the applicability of the defeasance provisions to a series of debt securities issued under the indenture;

•	whether the debt securities will be issued in the form of global securities or certificates; and

•	any other terms of the debt securities.

The prospectus supplement may also describe special federal income tax consequences of the debt securities, including any special U.S. federal income tax, accounting and other considerations applicable to original issue discount securities. An original issue discount security is a debt security, including any zero-coupon debt security, which:

•	is issued at a price lower than the amount payable upon its stated maturity; and

•	provides that, upon redemption or acceleration of the maturity, an amount less than the amount payable upon the stated maturity will become due and payable.

In addition, the material U.S. federal income tax or other considerations applicable to any debt securities that are denominated in a currency or currency unit other than U.S. dollars will be described in the applicable prospectus supplement.

We will have the ability, in addition to the ability to issue debt securities with terms different from those of debt securities previously issued, without the consent of the holders, to reopen a previous issue of a series of debt securities and issue additional debt securities of that series in an aggregate principal amount determined by us, unless the reopening was restricted when the series was created. All debt securities issued as a series, including those issued pursuant to any reopening of a series, will vote together as a single class unless otherwise described in the applicable prospectus supplement.

Conversion or Exchange Rights

The terms on which a series of notes may be convertible into or exchangeable for common stock, preferred stock or other of our securities will be described in a prospectus supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option, and may include provisions pursuant to which the number of shares of common stock, preferred stock or other of our securities to be received by the holders of such series of debt securities would be subject to adjustment.

Consolidation, Merger or Sale

Unless otherwise noted in the applicable prospectus supplement, the indenture will limit our ability to merge, consolidate, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, unless:

•	any successor corporation is a corporation organized under the laws of the United States or any state thereof;

•	the successor corporation expressly assumes all of our obligations under the applicable indenture and any debt securities issued under the indenture;

•	there is no event of default immediately after giving effect to the merger, consolidation or sale; and

•	certain other conditions are met.

Covenants

Under the indenture, we will agree to:

•	maintain an office or agency as a place of payment;

•	pay the principal and interest on the debt securities of each series; and

•	deposit sufficient funds with any paying agent or trust, on and before the applicable due date, to satisfy any principal, interest or premium.

As described in the prospectus supplement relating to any particular debt securities, the terms of such debt securities may contain covenants limiting:

•	the incurrence of debt by us or our subsidiaries;

•	the making of payments by us or our subsidiaries;

•	mergers, consolidations and similar transactions;

•	issuances of stock by our subsidiaries;

•	the sale or other conveyance of assets by us or our subsidiaries;

•	transactions between us and our affiliates; and

•	the imposition of any liens on our or our subsidiaries’ assets.

Any additional covenants applicable to any particular series of debt securities will be described in a prospectus supplement.

Events of Default Under the Indenture

Unless otherwise indicated in a prospectus supplement, the following will be events of default under the indenture with respect to any series of debt securities issued:

•	failure to pay interest when due, if the failure continues for 30 days;

•	failure to pay the principal or premium, if any, when due;

•	failure to observe or perform any other covenant contained in the applicable series of debt securities or the indenture, other than a covenant specifically relating to another series of debt securities, if the failure continues for 90 days after we receive notice of such failure from the trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series;

•	failure to make payment of any sinking fund installment, if the failure continues for 30 days; and

•	certain events of bankruptcy, insolvency or reorganization of us, but not of our subsidiaries.

A particular series of debt securities may include additional events of default or changes to the events of default described above. If any additional or different events of default apply to a particular series of debt securities, they will be described in the prospectus supplement relating to that series.

If an event of default with respect to debt securities (other than a bankruptcy default) of any series occurs and is continuing, the indenture trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, by notice in writing to us, and to the indenture trustee if notice is given by those holders, may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately. If a bankruptcy default occurs with respect to us, the principal of, premium, if any, and accrued interest on each series of debt securities issued under the indenture will become immediately due and payable without any declaration or other act of the trustee or the holders.

The holders of a majority in principal amount of all outstanding debt securities may waive any default or event of default and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest.

Any waiver will be deemed to cure the default or event of default to which the waiver relates.

Subject to the terms of the indenture, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the applicable series of debt securities, unless such holders have offered the trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding debt securities of all affected series, as a single class, will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of the affected series, provided that:

•	it is not in conflict with any law or the indenture;

•	the trustee may take any other action deemed proper by it which is not inconsistent with the direction; and

•	subject to its duties under the Trust Indenture Act of 1939, the trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

A holder of debt securities of any series will only have the right to institute a proceeding under the indenture or to appoint a receiver or another trustee, or to seek other remedies, if:

•	the holder has given written notice to the trustee of a continuing event of default with respect to that series;

•	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made a written request therefor, and the holders have offered indemnity reasonably satisfactory to the trustee to institute the proceedings as trustee; and

•	the trustee does not institute the proceeding and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities other conflicting directions within 60 days after the notice, request and offer.

These limitations do not apply to a suit instituted by a holder of debt securities if we default in the payment of the principal of, premium, if any, or interest on the debt securities.

Subordination of Subordinated Debt Securities

The payment of the principal of, premium, if any, and interest on any series of subordinated debt securities we may issue under the indenture will rank junior in right of payment to the prior payment in full of all senior indebtedness, as defined in the indenture, to the extent described in the prospectus supplement accompanying such series.

Defeasance and Covenant Defeasance

Unless the prospectus supplement describes otherwise, we will have two options to discharge our obligations under a series of debt securities before its maturity date. These options are known as “legal defeasance” and “covenant defeasance.” Legal defeasance means that we will be deemed to have paid the entire amount of the applicable series of debt securities and we will be released from all of our obligations relating to that series (except for certain obligations, such as registering transfers of the debt securities). Covenant defeasance means that as to the applicable series of debt securities, we will not have to comply with certain covenants as described in the indenture.

To elect either legal defeasance or covenant defeasance for any series of debt securities, we must deposit with the trustee an amount of money and/or U.S. government obligations that will be sufficient to pay principal of, and interest and any premium or sinking fund payments on, the debt securities when those amounts are scheduled to be paid. In addition, we must provide a legal opinion stating that as a result of the legal defeasance or covenant defeasance holders will not be required to recognize income, gain or loss for federal income tax purposes and will be subject to federal income tax on the same amounts, in the same manner and at the same times as if the legal defeasance or covenant defeasance had not occurred. For legal defeasance, that opinion must be based on either an Internal Revenue Service ruling or a change in law since the date of the indenture. We must also meet other conditions, such as there being no events of default. The amount deposited with the trustee can be decreased at a later date if, in the opinion of a nationally recognized firm of independent public accountants, the deposits are greater than the amount then needed to pay principal of, and interest and any premium or sinking fund payments on, the debt securities when those amounts are scheduled to be paid.

Our obligations relating to the debt securities will be reinstated if the trustee is unable to pay the debt securities with the deposits held in trust due to an order of any court or governmental authority. It is possible that a series of debt securities for which we elect covenant defeasance may later be declared immediately due in full because of an event of default (not relating to the covenants that were defeased). If that happens, we must pay the debt securities in full at that time using the deposits held in trust or other money.

Modification of Indenture; Waiver

We and the trustee may, without the consent of any holders, change the terms of the indenture with respect to certain matters, including:

•	to cure any ambiguity, omission, defect or inconsistency in the indenture;

•	to change any provision if the change does not materially adversely affect the interests of any holder of debt securities of the applicable series;

•	to provide for the assumption, by a successor person or the acquiror of all or substantially all of our assets, of our obligations under the indenture and the debt securities issued under the indenture;

•	to provide for conversion rights in certain events;

•	to add any additional events of default;

•	to add to our covenants for the benefit of holders of debt securities of any series or to surrender any right or power conferred upon us; and

•	to comply with any requirement in connection with the qualification of an indenture under the Trust Indenture Act.

In addition, under the indenture, we may change the rights of holders of a series of debt securities and the indenture trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, the following changes may only be made with the consent of each holder of any outstanding debt securities affected:

•	changing the stated maturity of the principal of, or any installment of interest on, any such series of debt securities;

•	reducing the principal amount, reducing the rate of or extending the time of payment for interest, or reducing any premium payable upon the redemption of any debt securities;

•	change the place or currency of payment of principal of, or premium, if any, or interest on, any debt securities; or

•	impair a holder’s right to initiate suit for the enforcement of any payment on or with respect to any debt security.

Also, any reduction in the percentage of principal amount of debt securities, the holders of which are required to consent to any amendment, modification or waiver under the indenture or a particular series of debt securities, will require the affirmative consent of at least the percentage of debt securities which would originally have been required to make such consent, modification or waiver effective.

Form, Exchange and Transfer

Unless otherwise indicated in the applicable prospectus supplement, debt securities of each series will be issuable only in fully registered form without coupons and in denominations of $1,000 and integral multiples of $1,000. The indenture will provide that debt securities of a series may be issuable in temporary or permanent global form and may be issued as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depositary named by us and identified in a prospectus supplement with respect to the series.

The following provisions will apply to depositary arrangements. A global security to be deposited with or on behalf of a depositary will be registered in its name or the name of its nominee. The depositary will, upon deposit of the global security, credit the accounts of the institutions that have accounts with the depositary that have been designated by any applicable underwriters, agents or us.

Beneficial interests in global securities will be limited to institutions that are depositary participants or persons that hold interests through them. Ownership and transfer of beneficial interests will be recorded in the books maintained by the depositary or its nominee. The laws of some jurisdictions require physical delivery of securities that might impair transfers of beneficial interests in a global security.

The depositary or its nominee registered as the owner of such global security will be treated by us as the sole owner for all purposes under the indenture and the particular series of debt securities. Unless the prospectus supplement provides otherwise, each owner of a beneficial interest must rely on the procedures of the depositary and participants in the depositary, if applicable, to exercise its rights as a holder of an interest in a global security. We, the trustee, any paying agent and the registrar of debt securities will have no responsibility or liability for any aspect of the records relating to, or to record payments made on account of, beneficial ownership interests.

If the depositary for any debt securities represented by a global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, we will appoint an eligible successor depositary. If we fail to appoint an eligible successor depositary within 90 days, individual debt securities of that series will be issued in exchange for the global security. In addition, we may, at any time and in our sole discretion, determine not to have any debt securities of a series represented by one or more global securities. In that event, individual debt securities of that series will be issued in exchange for the global security representing that series of debt securities. Unless we so specify with respect to the debt securities of a series, an owner of a beneficial interest in a global security representing debt securities of that series may not receive individual debt securities of that series in exchange for its beneficial interests.

To the extent material and not otherwise described in this prospectus, the prospectus supplement will describe the method of payment of principal of, and interest and premium, if any, on, a global security. Payments of principal of, and premium, if any, and interest on, debt securities will be made to the registered depositary or its nominee.

At the option of the holder, subject to the terms of the indenture and any limitations applicable to global securities described in the applicable prospectus supplement, debt securities of any series will be exchangeable for other debt securities of the same series, of like tenor and aggregate principal amount, in any authorized denomination.

Subject to the terms of the indenture, and any limitations applicable to global securities described in the applicable prospectus supplement, debt securities duly endorsed or with the form of transfer endorsed thereon and duly executed if so required by us or the registrar, may be presented for exchange or for registration of transfer at the office of the registrar or at the office of any paying agent designated by us for that purpose. Unless otherwise provided in the debt securities to be transferred or exchanged, no service charge will be made for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges. We have initially designated the trustee as registrar, and any additional registrars will be named in the applicable prospectus supplement. We may at any time designate additional registrars, rescind the designation of any office or approve a change in the office through which any registrar acts, except that we will be required to maintain a registrar in each place where the debt securities of each series may be presented for registration of transfer.

If the debt securities of any series are to be redeemed, we will not be required to:

•	issue, register the transfer of or exchange any debt securities of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of the debt securities that may be selected for redemption and ending at the close of business on the day of that mailing; or

•	register the transfer of or exchange any debt securities so selected for redemption, in whole or in part, except the unredeemed portion of any debt securities being redeemed in part.

Regarding the Trustee

The trustee, other than when an event of default with respect to a particular series of debt securities has occurred and is continuing, will undertake to perform only such duties as are specifically set forth in the indenture and, upon an event of default with respect to a particular series of debt securities, will be required to use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the trustee is under no obligation to exercise any of the powers given it by the indenture at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur. The trustee is not required to spend or risk its own money or otherwise become financially liable while performing its duties unless it reasonably believes that it will be repaid or receive indemnity reasonably satisfactory to it. The trustee provides banking and other services to us in the ordinary course of business, and it is a participant in certain of our debt arrangements and a trustee under certain of our pension plans.

Paying Agents and Payment

Unless otherwise indicated in the applicable prospectus supplement, the payment of interest on any debt securities on any interest payment date will be made to the person in whose name such debt securities, or one or more predecessor securities, are registered at the close of business on the regular record date for the payment of such interest.

Principal of, premium, if any, and interest on the debt securities of a particular series will be payable at the office of the paying agents designated by us, except that unless otherwise indicated in the applicable prospectus supplement, premium, if any, and interest payments may be made by check mailed to the holder. Unless otherwise indicated in such prospectus supplement, the corporate trust office of the trustee in the City of New York will be designated as our sole paying agent for payments with respect to debt securities of each series. Any other paying agents initially designated by us for the debt securities of a particular series will be named in the applicable prospectus supplement. We will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

All moneys paid by us to a paying agent or the trustee for the payment of the principal of, or premium, if any, or interest on, any debt securities which remains unclaimed at the end of two years after the principal, premium, if any, or interest has become due and payable will be repaid to us, and after that time the holder of the security may look only to us for payment of those amounts.

Governing Law

The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our common stock, preferred stock or debt securities. Warrants may be issued independently or together with other securities and may be attached to or separate from those securities. The following description of warrants that we may offer, together with the additional information included in any prospectus supplement, summarizes the material terms and provisions of the warrants. You should read the particular terms of the warrants that are offered by us, which will be described in more detail in the applicable prospectus supplement. The prospectus supplement will also state whether any of the general provisions summarized below do not apply to the warrants being offered.

General

The warrants will be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, that will be described in the prospectus supplement relating to the warrants. A form of warrant agreement, including a form of warrant certificate representing the warrants, reflecting the alternative provisions that may be included in the warrant agreements to be entered into with respect to particular offerings of warrants, will be filed with the SEC in connection with the offering of warrants. As explained below, each warrant will entitle its holder to purchase securities at an exercise price set forth in, or determinable as set forth in, the applicable prospectus supplement.

Terms of the Warrants to be Described in the Prospectus Supplement

The particular terms of each issue of warrants, the warrant agreement relating to the warrants and the warrant certificates representing warrants will be described in the applicable prospectus supplement. This description will include:

•	the title of the warrants;

•	the price or prices at which the warrants will be issued, if any;

•	the designation and terms of the common stock, preferred stock or debt securities for which the warrants are exercisable;

•	if applicable, the designation and terms of the other securities with which the warrants are issued, and the number of warrants issued with each share or unit of such other securities;

•	if applicable, the date on and after which the warrants and the other securities will be separately transferable;

•	the number of shares of common stock or preferred stock or the principal amount of debt securities that may be purchased upon exercise of a warrant and the price at which the shares or debt securities may be purchased upon exercise;

•	anti-dilution provisions of the warrants, if any;

•	with respect to debt securities only, whether the warrants represented by the warrant certificates or debt securities that may be issued upon exercise of the warrants will be issued in registered or bearer form;

•	if applicable, a discussion of any material federal income tax considerations; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Holders of warrants will not be entitled, solely by virtue of being holders, to vote, consent, receive dividends, receive notice as stockholders with respect to any meeting of stockholders for the election of our directors or any other matter, or exercise any rights whatsoever as stockholders.

If there is a consolidation, merger or sale or conveyance of substantially all of our property, the holder of each outstanding warrant will have the right to the kind and amount of shares of stock and other securities and property, including cash, receivable by a holder of the number of shares of common stock or preferred stock into which that warrant was exercisable immediately prior to the consolidation, merger, sale or conveyance.

Exercise of Warrants

Unless otherwise provided in the applicable prospectus supplement, each warrant will entitle the holder to purchase for cash the securities covered by the warrant at the exercise price that will in each case be set forth in, or be determinable as set forth in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date specified in the applicable prospectus supplement. After the close of business on the expiration date or any later date to which the expiration date may be extended by us, unexercised warrants will become void.

Warrants may be exercised as set forth in the prospectus supplement relating to the warrants. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the securities purchasable upon exercise of the warrants to the person entitled to them. If fewer than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining amount of warrants.

Modifications

The warrant agreement may be amended by us and the warrant agent, without the consent of the holder of any warrant certificate, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained in the warrant agreement, or making any provisions in regard to matters or questions arising under the warrant agreement that we may deem necessary or desirable; provided, that the amendment may not adversely affect the interest of the holders of warrant certificates in any material respect. We and the warrant agent also may modify or amend the warrant agreement and the terms of the warrants with the consent of the holders of not less than a majority in number of the then outstanding unexercised warrants affected. However, modifications or amendments that result in any of the following changes may be made only with the consent of each holder affected by the modification or amendment:

•	an increase in the exercise price of the warrants;

•	a shortening of the period of time during which the warrants may be exercised;

•	any material and adverse change that affects the exercise rights of the holders of the warrants; or

•	a reduction in the number of warrants whose holders must consent to the modification or amendment of the warrant agreement or the terms of the warrants.

Merger, Consolidation, Sale or Other Dispositions

Under the warrant agreement, we may consolidate with, or sell or convey all or substantially all of our assets to, or merge with or into, any other corporation. If at any time there is a merger, consolidation, sale, transfer, conveyance or other disposition of substantially all of our assets, the successor or assuming corporation will succeed to and be substituted for us, with the same effect as if it had been named in the warrant agreement and in the warrants. We will then be relieved of any further obligation under the warrant agreement or under the warrants.

Enforceability of Rights

The warrant agent will act solely as our agent in connection with the issuance and exercise of warrants and will not assume any obligation or relationship of agency or trust for or with any holder of a warrant certificate or any owner of a beneficial interest in warrants. The holders of warrant certificates, without the consent of the warrant agent, the holder of any securities issued upon exercise of warrants or the holder of any other warrant certificates, may, on their own behalf and for their own benefit, enforce, and may institute and maintain any suit, action or proceeding against us suitable to enforce, or otherwise in respect of, their rights to exercise warrants evidenced by their warrant certificates.

Governing Law

Except as may otherwise be provided in the applicable prospectus supplement, each issue of warrants and the applicable warrant agreement will be governed by the laws of the State of New York.

SELLING STOCKHOLDER

The selling stockholder may from time to time offer and sell pursuant to this prospectus and the applicable prospectus supplement up to an aggregate of 923,506 shares of our common stock. We originally issued and sold the 923,506 shares of our common stock covered by this prospectus to GC-Sun Holdings II, L.P. in connection with our acquisition of Kar Products in February 2003, a transaction exempted from the registration requirements of the Securities Act of 1933. The selling stockholder is not one of our officers or directors.

The selling stockholder may sell, transfer or otherwise dispose of some or all of its shares of our common stock in transactions exempt from the registration requirements of the Securities Act of 1933. The selling stockholder may from time to time offer and sell any or all of its shares that are registered under this prospectus. Because the selling stockholder is not obligated to sell its shares, and because the selling stockholder may also acquire publicly traded shares of our common stock, we cannot estimate how many shares the selling stockholder will own after the offering.

Pursuant to a registration rights agreement between the selling stockholder and us, all expenses incurred with respect to the registration of the common stock owned by the selling stockholder will be borne by us, but we will not be obligated to pay any underwriting fees, discounts or commissions in connection with the registration of such shares.

The following table sets forth, with respect to the selling stockholder (i) the number of shares of common stock beneficially owned as of March 31, 2003 and prior to the offering contemplated hereby, (ii) the maximum number of shares of common stock which may be sold by the selling stockholder under this prospectus, and (iii) the number of shares of common stock which will be owned after the offering by the selling stockholder. The percentage of outstanding shares owned prior to the offering is based on 20,231,339 shares of common stock outstanding as of March 31, 2003.

	Prior to Offering			After Offering(1)
Name	Shares	Percent	Shares Offered	Shares	Percent
GC-Sun Holdings II, L.P.(2)	923,506	4.6%	923,506	0	0.0%

(1)	For purposes of this table, we have assumed that the selling stockholder will sell all shares covered by this prospectus.
(2)	GC-SUN Holdings II, L.P. is a Delaware limited partnership, the sole general partner of which is GC-SUN G.P. II, Inc., which is a wholly-owned subsidiary of GC-SUN Holdings, L.P. The sole general partner of GC-SUN Holdings, L.P. is GC-SUN G.P., Inc., a wholly-owned subsidiary of GC-SUN, Inc., which in turn is a wholly-owned subsidiary of GC-SUN Investors, L.L.C. Glencoe Capital, L.L.C. is the manager of GC-SUN Investors, L.L.C. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, securities held by GC-SUN Holdings II, L.P. may be deemed to be beneficially owned by GC-SUN G.P. II, Inc., its sole general partner, and certain direct and indirect controlling entities thereof, including Glencoe Capital, L.L.C. Glencoe Capital, L.L.C. disclaims beneficial ownership of any such securities.

PLAN OF DISTRIBUTION

We and/or the selling stockholder may sell securities to or through underwriters, and also may sell securities directly to other purchasers or through agents. Subject to the restrictions contained in the registration rights agreement, the selling stockholder may also sell or distribute some or all of its shares from time to time through dealers or brokers or other agents or directly to one or more purchasers in transactions (which may involve crosses and block transactions) on the New York Stock Exchange or other exchanges on which our common stock may be listed for trading, in privately negotiated transactions (including sales pursuant to pledges), in the over-the-counter market, in brokerage transactions, or in a combination of these transactions. Unless otherwise set forth in the prospectus supplement, the obligations of any underwriters to purchase the securities will be subject to conditions precedent and these underwriters will be obligated to purchase all the securities if any are purchased.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to these prevailing market prices or at negotiated prices. The applicable prospectus supplement will describe the method of distribution of the securities.

In connection with the sale of securities, underwriters, brokers, dealers or their agents may receive compensation from us and/or the selling stockholder or from purchasers of securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933. Any underwriter, dealer or agent that will participate in the distribution of the securities will be identified, and any compensation it will receive will be described, in the prospectus supplement.

Under agreements which may be entered into by us and/or the selling stockholder, underwriters, dealers and agents who participate in the distribution of securities may be entitled to indemnification by us and/or the selling stockholder against some liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make relating to these liabilities. The selling stockholder will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act of 1933. The selling stockholder will indemnify us against certain civil liabilities, including certain liabilities under the Securities Act of 1933. Any agreement in which we and/or the selling stockholder agree to indemnify underwriters, dealers and agents against civil liabilities will be described in the relevant prospectus supplement.

If so indicated in the prospectus supplement, we and/or the selling stockholder will authorize dealers or other persons acting as an agent to solicit offers by some institutions to purchase securities from us and/or the selling stockholder pursuant to contracts providing for payment and delivery on a future date. Institutions with which these contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and others.

VALIDITY OF SECURITIES

Except as may be set forth in an applicable prospectus supplement, the validity of the securities offered hereby will be passed upon for us by Nixon Peabody LLP, Rochester, New York.

EXPERTS

The consolidated financial statements of Barnes Group Inc. as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 incorporated in this prospectus by reference to the Barnes Group Inc. Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

2,823,506 Shares

Barnes Group Inc.

Common Stock

PROSPECTUS SUPPLEMENT

May 21, 2003

Banc of America Securities LLC

McDonald Investments Inc.

Robert W. Baird & Co.

BB&T Capital Markets